UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

1.	Message from Management

The year 2020 was marked by the social and economic impact and uncertainties caused as a result of the Covid-19 pandemic. We would like to express how much we sympathize with the families of our employees, customers, suppliers and society in general, who have lost loved ones. Since social isolation started, we have dedicated ourselves to adapting and reinventing our business in the midst of an extremely dynamic scenario. The pandemic has accelerated the digital transformation of people and businesses, increasing the essentiality of our services. We connect doctors and patients, parents and children, teachers and students, artists and their audience, and many other groups. Our purpose of Digitalizing to Bring Closer has never been so appropriate.

Even during such a challenging year, we boosted shared value and the positive transformation of society through constant evolution of the ESG criteria (Environmental, Social and Corporate Governance) applied to the company's business strategy, with full transparency. We debated issues that are relevant to society and built an even more inclusive and diverse company. All this was based on four strategic pillars: TemVivoPraTudo (there is Vivo for everything), TemTudoNaVivo (Vivo has everything), DNAVivo (Vivo DNA) and VivoSustentável (Vivo Sustainable).

During the year, we invested heavily in the infrastructure Brazil needs to be increasingly digital, with a focus on 4.5G and fiber (we had substantial growth in this front). We connected hundreds of thousands of new customers to ultra high speed internet, who saw Vivo as their biggest ally during this period. Our connectivity expanded even more. We set a record for fiber expansion and took the technology to about 100 new cities, covering an estimated 5 million more households and businesses. We ended the year with 15.7 million households and 3.4 million Vivo Fibra customers. In mobile operations, we increased our market leadership with a 33.6% share - the largest in the last 14 years - we had growth in the prepaid segment and maintained our strong leadership in the postpaid segment. In the quest to always offer unique services, we launched 5G DSS (Dynamic Spectrum Sharing). This means that TemVivoPraTudo (there is Vivo for everything) – our first strategic pillar.

In 2020, we went far beyond telecommunications and strengthened our presence as a technology company with new partnerships and services. We launched a marketplace with digital products, smart bulbs and smart refrigerators. We started the Vivo Money personal credit service, where hybrid and postpaid customers can contract from R$1,000 to R$30,000, 100% digitally, with competitive interest rates. And with Vivo Selfie, we present the possibility of creating a plan the way that each person wants and with the most beloved brands in the market. Everything that people needed, they could find in our virtual or physical stores. That is because TemTudoNaVivo (Vivo has everything) – our second pillar. We partnered up with startups, through Wayra, and with companies in the areas of health care and education. We also created the customer ID, which is a digitization index, so Vivo can offer the best connectivity, cloud, cybersecurity or internet of things solution to companies.

These innovations came about easily and reliably - with DNAVivo (Vivo DNA), our third strategic pillar, which sets us apart from the others and shows our strength as a leading company. Our field team did not stop once in 2020, not even during the most critical moments. The stores quickly adapted to the pandemic and began assisting customers through the app and drive-thru, using the Vivo em Casa (Vivo at home) model. The call center, with about ten thousand employees, smoothly transitioned to remote work and the response was positive, from both employees and customers. We had an increase in customer service satisfaction, especially in the digital relationship: seven out of ten customers now choose Meu Vivo as their main customer service channel. And our Artificial Intelligence, Aura, has continued to grow.

DNAVivo (Vivo DNA) also shows “who we are” and we have been increasingly showing appreciation towards - and even attracting - professionals from different fields and backgrounds. Creating a digital service hub, for example, is only possible if we have diverse talent. We address the theme of diversity based on four pillars: Gender, Race, LGBT+ and People with Disabilities (PwD), with initiatives according to the demands of each group, which gives everyone a chance to shine within the company. With this in mind, we created a subcommittee for each one, led by the officers in charge to provide support and accelerate the initiatives. Each pillar has an affinity group, where employees who identify with the theme can debate and suggest new actions. Currently, 42% of our workforce is composed of women and they represent 25% of management and 33% of intermediate leadership. We have increased the number of black professionals hired and in the last edition of the Trainee Program, 43% of the openings were filled by black professionals.

Sustainability and ethics in business have become priorities for consumers, and we were already on the right track. Last year, we were one of the top 10 companies in the new Sustainability index, S&P/B3 Brasil ESG, which brings together companies with high performance in environmental, social, and governance criteria. For the 9th time in a row, we were part of the Corporate Sustainability Index (ISE B3) portfolio. The index shows the companies that stood out the most for their sustainable activities and aims to help investors make decisions. In addition, we are the company with the best position in Latin America in the Dow Jones Sustainability Index (DJSI) ranking, which recognizes the best sustainable practices of the companies listed in the stock exchange. These are references that prove sustainability is at the center of Vivo´s strategy and is driven by VivoSustentável (Sustainable Vivo), our last pillar.

We were the first telecom company to use 100% renewable energy. We adopted the distributed generation model, using solar, water and biogas sources to supply over 28,000 of the company's low-voltage units, such as stores, towers, antennas, telecommunications equipment and offices. We expanded Recicle com a Vivo (Recycle with Vivo) and increased the collection and recycling of electronic equipment by 15% at all the company's stores and resellers.

The Telefônica Vivo Foundation (FTV) allocated an extraordinary R$36.6 million to public hospitals, contributing to the purchase of supplies and equipment for ICUs and feeding 60,000 families living in extreme poverty. In the social sphere, the Escolas Conectadas project, developed by FTV, which encourages online learning for educators, won the UNESCO-Hamdan Bin Rashid Al-Maktoum Award for Outstanding Practice and Performance in Enhancing the Effectiveness of Teachers. Thus, Vivo is going far beyond connectivity, with a strong brand that is recognized nationally. We are the 8th most valuable brand in Brazil.

During the most critical period of the pandemic, with the economy showing signs of weakening, we made advance payments of around R$2 billion to hundreds of suppliers that operated in critical segments and required greater liquidity.

In the governance scope, we approved the conversion of preferred shares into common shares, ensuring the extension of rights to all our shareholders, mainly by extending voting rights and granting tag along rights, in line with the highest levels of corporate governance in the market. We are one of the highest dividend-paying stocks on the stock exchange, with a dividend yield of 7.0% in 2020, more than three times higher than the the local interest rate. And with our efficiency initiatives and optimization in the allocation of investments, we were able to combine growth in segments of higher shareholder return with a solid cash generation of R$9.6 billion for the year.

In 2020, we learned a lot by experiencing an unprecedented reality of isolation and we will use this insight in 2021 with new services that digitize and bring people and companies closer together. But we don't think that the world will be solely virtual, and we have two major parallel paths to follow. The first is to evolve the infrastructure that makes digitization possible, providing access to those who still don't have it - work on long-term groundwork. Fiber will be the driving force for growth. With the independent unit for building and offering a neutral fiber network, we are going to expand into cities outside the state of São Paulo. Adding to the company's organic acceleration, Vivo will leap from 15.7 million to over 24 million households covered by the end of 2024. In cities where the technology does not reach, we will be able to introduce Terra Fiber, our ultra high speed broadband franchise project, which will continue the expansion. The second is to act with even more speed to expand our performance as a technology company. The relationship we have with our customers and their trust in our brand are important attributes, which make us the ideal partner to expand our digital services hub.

We also have important decisions coming up throughout this year, such as the auction of 5G technology and consolidation of the sector after the purchase of Oi's mobile business, which depends on approval from Conselho Administrativo de Defesa Econômica (Cade) (Brazilian Antitrust Authority) and Agência Nacional de Telecomunicações (National Telecommunications Agency) (Anatel).

I appreciate the trust our shareholders and suppliers have in us, and, most of all, the dedication of all employees and partners, with a special thanks to our field team, who worked tirelessly to maintain and provide the best connection in customers' homes during such a challenging 2020. Our purpose of Digitalizing to Bring Closer will once again guide our business towards digitizing the country. I am very proud of what we have built and I am looking forward to continuing to connect people, things, companies and society as a whole.

Christian Mauad Gebara

CEO of Telefônica Brasil

2.	Macroeconomic Environment

The year 2020 was marked by the Covid-19 pandemic. The social distancing measures led to a sharp drop in the consumption of goods and services, with negative impacts on economic activity. As a result, GDP - Gross Domestic Product fell 9.6% QoQ in the second quarter in seasonally adjusted terms.

To mitigate the effects of the crises, the government adopted monetary and fiscal measures. On the monetary side, Banco Central (Central Bank) reduced the basic interest rate and announced measures to provide liquidity to the system. On the fiscal side, the Government granted financial aid to families, companies and regional governments, in addition to increasing health care expenditures.

The economic measures, along with easing isolation measures, enabled a significant rebound in GDP in the third quarter, with a growth of 7.7% QoQ in seasonally adjusted terms. Still, GDP remained about 4% below pre-crisis levels. The GDP is estimated to have fallen by 4.3% in 2020, according to market expectations collected by the Focus survey carried out by Banco Central (Central Bank).

Consumer inflation behaved mildly throughout 2020, due to the deflationary effects of the recession taking precedence over the effects of depreciation of the exchange rate. Inflation measured by IPCA was at 4.5% by the end of 2020, above the goal (4.0% with a 1.5% interval upwards or downwards).

In an environment of economic recession, controlled inflation and inflation expectations anchored to the goals, Banco Central (Central Bank) reduced the local interest rate (Selic) from 4.5% to 2.0%.

On the fiscal side, the trade-off for providing aid was deterioration of the public accounts. The pandemic caused the government to declare a state of public calamity, enabling increased spending and non-compliance with fiscal goals in 2020. The measures adopted had a fiscal impact of 8.4% of GDP. As a consequence, the nominal deficit reached 13.7% of GDP in 2020, compared to 5.8% in 2019, and gross public debt rose from 74% of GDP in 2019 to 89.3% of GDP in 2020. Additionally, since the priority in 2020 was to adopt measures to combat the effects of the pandemic, the structural reform agenda became stagnant.

Against a backdrop of heightened global risk aversion and worsening domestic fundamentals, the Brazil risk premium rose from 214 base points at the end of 2019 to 260 base points at the end of 2020, according to JP Morgan's EMBI index. The exchange rate of the Brazilian real against the US dollar depreciated by 28.9% from R$4.03 at the end of 2019 to R$5.20 at the end of 2020.

For 2021, economic activity is expected to continue to recover as a result of the Covid-19 vaccination program. GDP growth is estimated at 3.5%, according to the Focus survey. On the fiscal side, the government should continue with the fiscal adjustment and reform agenda, while on the monetary side, Banco Central (Central Bank) should begin to withdraw part of the stimulus.

3.	Business Strategy

In 2020, Telefônica Brasil continued with the strategy of expanding the fiber optic network in the country to deliver high-quality, high speed broadband, especially at this time when connectivity has proven to be more than essential. We have further developed the value proposition with speeds of up to 300 Mbps and integrated offers with leading services in the entertainment market, such as Netflix and Disney+. Vivo Fibra experienced record growth in 2020 in net additions. We also continue to accelerate in IPTV, innovating in products and supplementing Vivo Fibra´s value proposition.

In the Postpaid segment, the Company continues to lead the market with a 37.7% share, thanks to its strong positioning in the Vivo Postpaid Family category, which has evolved to deliver more benefits to customers, including increased allowances and international roaming for Vivo Travel customers and in innovation, with the launch of Selfie plans, created in partnership with some of the most popular brands in the market, such as Spotify, Netflix, Rappi, Telecine and Premiere. The Selfie plans offer, in addition to increased allowances for individual use, a subscription to the services.

In addition, the company leveraged growth in the postpaid segment by the convergence of customers, offering benefits, such as discounts and allowance bonuses, for customers with Vivo broadband. Thus, the Company was able to increase the volume of sales of postpaid plans.

In the Hybrid plans, we maintained the prepaid-hydrid migration strategy, taking advantage of the strong growth in the prepaid base to boost base upselling actions, focusing on monetization. Maintaining our bet on digital transformation, we continue investing in Vivo Easy, a plan that is customized by the customer on the app.

The Prepaid segment recorded significantly better results, supported by the expansion of the offer portfolio with new weekly and fortnightly options. These launches give customers more choice and maximize the profitability of the base. In addition, Vivo expanded its Giga Chip offer to Retail channels, with double the amount of internet for 6 months, unlimited WhatsApp and 15 days free of charge, which leads us to acquiring higher quality customers with these sales points. We continue to accelerate segmented performance, using algorithms and machine learning to understand key moments in the customer's relationship with Vivo and provide a more personalized experience.

In line with the trend of delivering an increasingly personalized experience to customers, Vivo's relationship program, Vivo Valoriza, has reached record usage volumes, with over 2.5 million monthly accesses and over 250 registered partners, who offer their products to all the different profiles of Vivo customers in a segmented manner.

Finally, to expand our performance in financial services, we started the Vivo Money personal credit service. The service is available for hybrid and postpaid customers that can contract from R$1,000 to R$30,000, 100% digitally, with competitive interest rates, starting at 1.99% per month, and with payment periods between six and 24 months.

The B2B segment was largely impacted by the Covid-19 pandemic, especially in the Small and Medium Business segment. The high closure rate of these companies has directly affected sales and default levels in the segment. In large companies, the scenario was also decisive for investment reductions in some sectors, which resulted in lower sales. However, new business opportunities in this new scenario helped reduce the negative impacts caused by the crisis.

As a plan to recover the segment, we carried out actions in all B2B business lines. For mobile business, we launched offers with better data amounts, organized work teams focused on meeting our customers' urgent remote work demands and customized offers for segments highly affected by the crisis, building loyalty with our customer base.

For Fibra's business, the strategy of totalizing our B2B customers, in which we consolidated our presence with mobile and fixed-line product customers, was essential for the loyalty of our base and ensured the lowest churn rate in history. In addition, the Company's strong investment to expand the coverage of Vivo Fibra, providing a greater number of companies with high speed, made it possible to expand the strategy of totalizing services and recovering sales in the segment.

In Corporate IT, we were able to grow in all business lines, with some key products standing out. In cloud, we consolidated our partnerships in the sector, achieving significant growth in revenue, leveraged by SaaS and some special projects with major customers. In security and Data Center, growth was over 15%, reinforcing our position as a technology partner in our customers' digital transformation journey.

4.	Infrastructure
4.1.	Network

Since 2013, the Company has been consolidating a robust network capable of fulfilling customers’ expectations. We have been able to make progress on migration from Time Division Multiplex (TDM) to Next Generation Networks (NGN), reaching 80.9% of migrated landline traffic, while modernizing central offices and adapting the data center infrastructure.

By the end of 2020, the Company's mobile network covered 4,695 municipalities, this represents 84.3% of all Brazilian municipalities, or 96.7% of the population.

We are continuing to expand the 4G coverage, ending the year with 3,598 municipalities covered by the 4G (LTE) network in Brazil.

The nationwide expansion of the LTE Advanced Pro (or 4.5G) network was an important milestone for the Company. This technology allows customers with compatible handsets to achieve even higher transmission rates than those of traditional 4G. In 2020, we finally managed to roll out this technology in 1,872 municipalities.

The roll out of broadband achieved total coverage of 24.5 million homes passed in 2020, of which 11.4 million in the state of São Paulo and 13.1 million in other Brazilian states, with speeds of up to 300Mbps. We reached 15.7 million homes passed in fiber optic technology (FTTH), an increase of 4.7 million homes passed over the previous year.

Our fiber optic product portfolio includes a high-definition IPTV service (HDTV). In addition to IPTV, the Company’s portfolio of advanced products for corporate customers includes GPON fiber optic.

4.2.Sales	Channels

Telefônica Brasil’s commercial structure ended 2020 with approximately 1,640 thousand points of sale, including its own and those managed by authorized resellers, and approximately 11,500 thousand points of sale in retail outlets, in addition to remote channels such as telephone and online sales. The capillarity strategy focused on efficiency and operational excellence, combined with acceleration in the channel digitalization process, has enabled us to intelligently allocate resources and maintain our leadership in the Brazilian telecommunications market, dominating the high-end segment.

At our stores, with the adversities imposed by closing points of sale and in sync with our purpose of 'Digitalizing to Bring Closer', we accelerated the digitalization process of in-person channels, implementing Vivo em Casa (Vivo at home), where our store team began providing our customers with customer and sales services on WhatsApp.

In 2020, the Porta a Porta (door to door) channel strengthened its operations after a transformation that began in 2019, expanding its sales force and focusing on quality and high value. The channel was very significant for Fiber sales with the launch of new features. And, because of the atypical nature of 2020, especially at the height of the pandemic, the channel was positioned with the important role of reaching the customer, respecting all health rules and maintaining a presence throughout the country, representing 40% of fiber sales in the B2C segment.

The Distribution channel, which comprises newsstands, drugstores, bakeries and other small, medium and large retailers, currently accounts for 90% of prepaid captures and 75% of recharges. Amidst so many difficulties throughout the year, the channel's share in taking over as leader of the prepaid market share stands out. This is a reflection of the continuous stimulus to commercial and operational efficiency, improving micro capillarity management tools, performance of the sales force, and the supply of over 360 thousand points of sale in real time that enable an end-to-end view of the chain.

In Retail, we changed and standardized all the contractual models of the retail chains to a more sustainable model, with better quality sales and higher profitability.

Telesales remained focused on expanding the base with quality, seeking new customers and migrating current customers to plans more suited to the consumption profile. The pandemic resulted in the need to increase the distance between call center operators, thus displacing a large part of these professionals (up to 70% of the operators at the peak of the pandemic) to remote work. Even with all these difficulties, Telesales was one of the channels that remained fully functional, making an average of 421,000 sales per month. There were 3.3 million additions to the Control portfolio and 372 thousand Fiber sales. The channel relies on artificial intelligence, connecting customers to the most appropriate operator. This match helps to better map out business arguments and generated more than 38 thousand additional sales.

We also continued with the Digital Sales Acceleration project, which has already benefited e-commerce results, mainly in the volume of B2C mobile and fiber sales, up 95% in the year. Finally, partnerships with other fintechs in Digital Recharge brought higher revenue (+25%) and decreased unit costs, resulting in lower sales commissions.

Meu Vivo, the Company’s main self-service channel, strengthened its digital service strategy and contributed to the positive performance of the digital channels, with a 49% growth in recharges made through this channel.

In July 2020, we launched Loja Vivo, our marketplace platform, which elevates the "Tem Tudo na Vivo" (Vivo has everything) concept and reinforces the company as a hub for technology-related products and services. The Loja Vivo platform is divided into four categories: smart home, TV and audio, smartphones and computers. This initiative is one more step towards being a one stop shop, in other words, offering the digital needs of customers all in one place. Through the marketplace, we have expanded the assortment of electronic products that we offer to our customers. We started offering products such as televisions, washing machines, refrigerators, microwaves, electronic scooters, video games, air conditioning, beauty and health items among others.

4.3.Customer	Service

With the need for physical distancing, our purpose of 'Digitalizing to Bring Closer' has gained even more relevance.

There were countless challenges, and care for our people started internally: in just 15 days, in March, we moved several areas of the company so that Customer Service Operations could work remotely full-time, with total security.

Our team showed the importance of synergy for an amazing result, based on the Vivo DNA Program - which permeates the Company´s daily routine in a reliable, easy, pleasant and efficient relationship. From March to October 2020, about 50% of calls were handled by representatives working remotely.

We continue to lead Brazil's digital transformation, working hard to encourage the use of digital channels for self-service. The results of this work was shown during the pandemic: there was a 24% reduction in telephone contacts and a significant increase in customer service through digital channels. In 2020, there were over 270 million interactions of Aura, Vivo's AI. The number of unique Meu Vivo app users grew by 17% and, by October, service through WhatsApp surpassed the 130 million interaction mark.

We ended 2020 with the certainty that we have the best resources - human and technological - to face the challenges of physical distancing together. These results prove our constant efforts to improve the customer´s experience, a cycle we follow from start to finish.

5.	Human Resources

Focused on transformations to support the business in its growth plan, the Vice President of People followed up with four strategic challenges: promote a high-performance culture; attract and retain the best talents; drive efficient management with a focus on processes, management and systems; and improve employee satisfaction and make employees proud to work at Vivo.

In light of this challenge, we have evolved the way we work and deliver results and reinforced the adoption of assertive and innovative management methods such as management by OKRs (Objectives and Key Results) and Design Thinking in planning and delivering strategic challenges.

In response to the Covid-19 pandemic, we implemented prevention practices and care for everyone's health and well-being, maintaining the relationship of trust between employees and customers. We temporarily extended remote work for the administrative teams to 5 days a week and implemented remote work for the Service team.

Committed to seeking the best alternatives for the employees and for the future of the business, the company joined the "No Firing" movement, an initiative to keep jobs, minimizing the economic and social impacts caused by the pandemic. The company also adopted Law 14.020/20, an Emergency Program to Maintain Employment and Income created by the Federal Government and approved in a collective agreement negotiated with the Federal States that represent the unions. The measure allowed working hours and salaries to be reduced proportionally and/or employment contracts to be temporarily suspended, during the state of public calamity, of the administrative and store staff.

The Vivo Diversidade (Vivo Diversity) program accelerated the construction of an open culture, valuing different points of view, backgrounds, identities and characteristics. The #QuemViveSabe (those affected by it know) campaign was launched with the annual diversity day, with monthly debates on themes from the LGBTI+, racial-ethnic, people with disabilities and gender pillars. This campaign generated advancements such as extending parental leave to 30 days, joining the Coalition to End Violence Against Women and Girls and handling internal cases, the trainee program with 43% of the openings being filled with black professionals and the increase in the number of transgender professionals and people with disabilities hired. In addition, the company was recognized among the most diverse in the country by the magazine Guia Exame Diversidade and as a Diversity highlight in CNN Notables 2020 award.

Even in a challenging scenario, the Vivo Reconhece 2020 (recognition) program was carried out, valuing the teams that produced innovative and relevant deliveries, aligned with our purpose of Digitalizing to Bring Closer. There were 404 projects registered and about 3,200 participants.

At the end of the year, the company had 32,759 employees, of whom 4,532 were hired during the year with a 100% digital integration model. In addition, 2,213 professionals were promoted and 1,470 were included in the salary increase process, which adds up to 3,045 professionals who received an increase in compensation, in addition to the legal adjustments applied.

Throughout the year, about R$33.7 million was invested in education, based on digital platforms that allowed training activities to be maintained during the pandemic.

6.	ESG – Environmental, Social and Corporate Governance

Applying sustainability in our strategy allows us to identify opportunities offered by new technologies to create value for society and effectively managing the impacts that are inherent in our activities, making our business increasingly responsible. In this context, the Telefónica Group has a Global Responsible Business Plan (NRP), which establishes medium and long-term initiatives and goals for the entire Company.

We are signatories to and actively participate in relevant initiatives that contribute to sustainable development, such as the Global Compact and the Sustainable Development Goals (SDGs) of the United Nations (UN).

In 2020, Telefônica Brasil was included in the main national and international sustainability rankings. The Company was included in the portfolio of B3’s Corporate Sustainability Index (ISE) for the ninth consecutive year and in Vigeo Eiris’ Best Emerging Markets Performers Ranking for the sixth consecutive year. The Company is also included in the portfolio of S&P/B3 Brasil ESG, B3’s new sustainability index in partnership with S&P; is the best-ranked telecom company in the Dow Jones Sustainability Index in Latin America; was ranked sixth in leadership in sustainability by ALAS20; and is included in the “A List” of the Carbon Disclosure Project (CDP).

Standing out in the environmental context, Telefônica Brasil boosted the “Recicle com a Vivo” (Recycle with Vivo) program, inviting customers and society as a whole to reflect on appropriate electronic waste disposal. It also expanded the distributed generation project and obtained ISO 50001 certification for the Energy Management System of its main administrative building in São Paulo.

On the social front, the Telefônica Vivo Foundation is responsible for Telefônica Brasil’s social projects, developing projects in education and volunteer work. The Foundation has been working in Brazil for 22 years; in 2020, it invested R$59.4 million, benefitting around 2.4 million people. In response to the pandemic, it invested an additional R$36.6 million in donations of inputs, hospital equipment and ventilators in several states, benefitting public hospitals from all over the country, as well as food donations to socially vulnerable families, totaling R$96 million. The Escolas Conectadas platform for online teacher training, was recognized with the 'UNESCO-Hamdan Bin Rashid Al-Maktoum" Award for Best Practices and Performance in Improving Teacher Effectiveness; in six editions of the award, it was the first time a Brazilian project was included among the winners.

The fundamental principles of corporate governance at Telefônica Brasil S.A. are set forth in its Bylaws and in the internal rules and regulations that supplement the concepts contained in the law and standards governing the securities market. The purpose of these principles, which guide the activities of the Company’s management, can be summarized as follows:

•	Maximizing the Company’s value;
•	Transparency in the Company’s accounts and disclosure of material information of interest to the market and in relations with shareholders, employees, investors, customers and public agencies;
•	Equal treatment of shareholders;
•	Engagement of the Board of Directors in the supervision and management of the Company, in rendering accounts to the shareholders and with regard to Corporate Responsibility, ensuring perpetuity of the organization.

Inspired by these concepts and with the purpose of improving its corporate governance, the Company converted preferred shares into common shares on November 23, 2020. Unification of the share classes ensures more rights and protection for all shareholders, who have voting and have been granted tag along rights, in line with the highest levels of corporate governance currently in the market.

Independent Auditors

In compliance with CVM Instruction 381, of January 14, 2003, and Circular Letter CVM/SNC/SEP 01/2007, of February 14, 2007, the Company and its subsidiaries state that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors. These principles are based on the fact that auditors should not audit their own work, exercise managerial functions, advocate on behalf of their customer or provide any other services that are deemed to be prohibited by prevailing standards, thereby maintaining independence of the work performed by audit service providers.

In 2020, no services other than the independent audit were contracted with the independent auditors, PriceWaterhouseCoopers Auditores Independentes.

7.	Operating and Financial Performance

At the end of 2020, the Company totaled 78,532 thousand mobile accesses, confirming its leadership position with a 33.6% market share. The postpaid customer base totaled 44,870 thousand accesses in 2020, a 4% growth YoY. Over the same period, the prepaid customer base grew by 7% YoY.

In the fixed line business, the Company ended 2020 with 16,519 thousand revenue generating units, a decline of 13.3% from the previous year, mainly on account of the maturity of fixed voice service and copper broadband.

Broadband - 6,276 thousand customers registered at the end of 2020, down 9.1% YoY. Fiber optic accesses (FTTH) registered 3,378 thousand customers, moving up 36.3%, representing 54% of all broadband accesses.

Lines in Service - totaled 8,995 thousand customers in 2020, a 16.8% decrease YoY, mainly due to the maturity of the fixed voice service and the fixed-to-mobile substitution.

Pay-TV - totaled 1,248 thousand customers in 2020, a 5.5% reduction YoY, reflecting the Company’s selectivity and focus on high-end customers and the strategic decision to stop selling DTH services. IPTV totaled 891 thousand users, an annual growth of 24.7%.

As a result, the Company ended 2020 with 95,051 thousand customers, growth of 1.5% YoY, mainly due to an increase in mobile prepaid and hybrid customer access.

Net Operating Revenue

In 2020, the Company posted consolidated net operating revenue of R$43,126.5 million, down 2.6% YoY (R$ 44,268.2 million in 2019). Lower revenues from fixed voice, copper broadband, pay TV, and equipment sales contributed to this reduction. These negative effects were partially offset by growth in fiber optic broadband (FTTH) and IPTV revenues.

Operating Costs

Operating costs and expenses, excluding depreciation and amortization, totaled R$25,318.1 million in 2020, down 3.1% YoY (R$26,134.5 million), while inflation for the period was 4.5% (IPCA). The cost reduction is explained by the intense process of digitalization and automation promoted by the Company, which showed growth in the use of digital channels in the sales of products, services, recharges, payments, growing use of e-billing and reduction of calls at the call center. In addition, we had a lower cost of goods sold due to reduced equipment sales as a result of the pandemic.

EBITDA

EBITDA totaled R$17,808.4 million in 2020, a 1.8% decrease YoY (R$18,133.7 million in 2019). The EBITDA margin hit 41.3% in 2020, a 0.3 p.p. increase compared to 2019. The efficiency and digitalization measures adopted by the company contributed to this increase in the EBITDA margin.

In millions of reais – Consolidated	2020	2019
Operating income before financial income and expenses and equity pick-up (*)	6,580.9	7,213.9
Depreciation and amortization expenses
In service costs	8,865.9	8,624.2
In selling expenses	1,495.2	1,501.1
In general and administrative expenses	866.4	794.5
EBITDA	17,808.4	18,133.7

EBITDA margin
a) EBITDA	17,808.4	18,133.7
b) Net operating revenue (*)	43,126.5	44,268.2
a) / b)	41.3%	41.0%

(*) See income statements.

Net Results

The consolidated result for the year, in accordance with the requirements of Brazilian Corporate Law, shows net income of R$4,770.5 million in 2020 (R$5,001.0 million in 2019), a decrease of 4.6% YoY. Telefônica Brasil's net margin in 2020 was 11.1% (11.3% in 2019).

In millions of reais	2020	2019
a) Net income for the year (*)	4,770.5	5,001.0
b) Net operating revenue (*)	43,126.5	44,268.2
a) / b)	11.1%	11.3%

(*) See income statements.

Investments

In 2020, the Company invested R$7,789.0 million, 11.9% lower than in 2019 (R$8,844.3 million).

In 2020, we continued to expand our fiber optic services (FTTH) in an additional 102 cities and building roughly 4.7 million new homes passed. As a result, Telefônica Brasil provides FTTH services in 266 cities with 15.7 million homes passed in the country.

In 2020, we invested heavily in the maintenance and expansion of mobile internet and voice services and consolidated the roll out of 4G, achieving the impressive mark of 3,598 municipalities. In addition, we have improved signal quality in a number of regions and invested significant resources in maintenance actions (both proactive and reactive).

Telefônica Brasil also invested in integrating the systems of its landline and mobile business, as well as improving its business support infrastructure (systems, points of sale and service). In 2020, we continued to invest in improving, expanding and integrating operating systems, especially the ongoing transformation of the billing environment and the Big Data projects, which will provide support for the roll out of new products and services, focusing primarily on the customer experience.

In millions of reais – Consolidated	2020	2019
Network	6,328	7,274
Technology / Information Systems	1,154	1,185
Products and Services, Channels, Administrative and Others	307	386
INVESTMENTS | EX- LICENSES[1] AND IFRS 16	7,789	8,844
IFRS 16 | Leasing	4,461	1,804
TOTAL BALANCE | IFRS 16	12,250	10,648

1- Does not include the amount related to the license renewal in the amount of R$184.3 million.

Debt

The Company ended 2020 with gross debt of R$13,244.8 million (R$13,808.7 million in 2019), equivalent to 19.0% of shareholders’ equity (19.6% in 2019). The funds raised are fully denominated in local currency,

In millions of reais – Consolidated	2020	2019
Loans and Financing	(375.8)	(1,045.1)
Debentures	(2,044.6)	(3,104.4)
Leases	(10,818.8)	(9,191.2)

GVT Contingent Consideration	0	(484.0)
Total debt	(13,239.2)	(13,824.7)
Derivative transactions	(5.6)	16.0
Debt after derivatives	(13,244.8)	(13,808.7)

Capital Market

The Company’s common (VIVT3) shares closed the year 2020 at R$46.50, down 19.8% from the closing price at the end of 2019. The daily trading volume averaged R$129.4 million.

ADRs (VIV), traded on the NYSE, ended the year at US$8.87, down 38.1% YoY. The daily trading volume of ADRs averaged US$16.8 million.

Reaffirming the Company’s commitment to maximizing returns to shareholders, we maintained high payouts to shareholders, as outlined below:

•        Proposed2 dividends and interest on equity totaled R$5.4 billion in 2020;

•        Proposed2 Dividend yield of 7.0%3 in 2020, more than three times higher than the local interest rate.

•	Proposed[2] Dividend Payout of 113.6%.

2-Includes the proposed dividend to be ratified at the Annual Shareholders' Meeting to be held on April 15, 2021.

3-Considers the amounts deliberated to the preferred shares until the unification of share classes held on November 23rd, 2020.

8.	Outlook

Consumption patterns in Brazil were strengthened by the pandemic and social isolation: customers demand not only better connections and higher traffic speeds, but also bundles of relevant digital services that provide an increasingly personalized experience. In addition, brand reputation, ASG incentive promotions, data security and privacy concerns are becoming increasingly important in customer choice, supported by the new General Data Protection Regulation (LGPD).

Thus, we intend to continue investing efficiently in modern infrastructure for the mobile and fixed segments, supported by partnerships and alternative expansion models, aiming to expand our 4.5G, 5G and FTTH footprints and reinforce our reputation as the best network in Brazil. In addition, Meu Vivo and Aura will continue to be important for providing advantages through a simplified and personalized experience. Vivo is also rapidly moving beyond telecommunication services to become a reference for its customers in digital services. These initiatives are the most effective way to meet our customers' needs and, in addition, enable us to take advantage of short and long-term opportunities, such as the increasing digitalization of Brazilian companies and the innovative 5G wave.

In the macroeconomic environment, Brazil presents a positive outlook for consumption and should continue recovering from Covid-19 impacts in 2021. The government plans to resume significant political and economic reforms in 2021, such as tax and administrative reforms. A pro-market approach also impacts the regulatory environment, for example, with migration from the concession model to the authorization model and the evolution towards self-regulation. Such measures contribute to the recovery of the telecommunications sector. We also have the expectation of 5G spectrum auction to take place during the year, in addition to the evolution in the acquisition process of Oi group's mobile assets.

On the revenue side, the offer of bundled services and the exponential consumption of data and digital connectivity services will continue to be essential for growth. In addition, the competitive environment should become more conducive to mergers and acquisitions and focused on offering digital products and services, combined with high quality and a better customer experience, which will require more investments in newer and more efficient technologies, such as FTTH, 4.5G and 5G.

In this context, Telefônica Brasil is well structured to maintain leadership in the Brazilian telecommunications market and continue serving its 95 million users in the fixed and mobile businesses. And Vivo´s strategic pillars #temvivopratudo (there is Vivo for everything), #temtudonavivo (Vivo has everything), #DNAvivosomos (We have Vivo DNA), and #vivosustentabilidade (Vivo sustainability) will enable it to fulfill its purpose of Digitalizing to Bring Closer.

Christian Mauad Gebara

Chief Executive Officer

David Melcon Sanchez-Friera

Chief Financial and Investor Relations Officer

Breno Rodrigo Pacheco de Oliveira

General-Secretary and Legal Officer

Carlos Cesar Mazur

Accountant – CRC – 1PR-028067

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, vote unanimously in favor of the aforesaid documents. Accordingly, they recommend their approval by Telefônica Brasil’s Board of Directors and their submission to the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

José María Del Rey Osorio

Chairman of the Audit and Control Committee

Julio Esteban Linares Lopez

Member of the Audit and Control Committee

Juan Carlos Ros Brugueras

Member of the Audit and Control Committee

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as set forth in Brazilian Corporate Law and in the company’s Bylaws, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management’s Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, and the favorable opinion of the Fiscal Council members and the members of the Audit and Control Committee, vote unanimously in favor of the aforesaid documents. Accordingly, they determine that the aforesaid documents be submitted for approval by the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

Eduardo Navarro de Carvalho	Luiz Fernando Furlan
Chairman of the Board of Directors	Member of the Board of Directors

Julio Esteban Linares Lopez	Francisco Javier de Paz Mancho
Member of the Board of Directors	Member of the Board of Directors
(represented by Eduardo Navarro de	(represented by Eduardo Navarro de
Carvalho by delegation of vote)	Carvalho by delegation of vote)

Ana Theresa Masetti Borsari	Christian Mauad Gebara
Member of the Board of Directors	Member of the Board of Directors
(represented by Eduardo Navarro de
Carvalho by delegation of vote)

Antonio Carlos Valente da Silva	Sonia Julia Sulzbeck Villalobos
Member of the Board of Directors	Member of the Board of Directors

José María Del Rey Osorio	Claudia Maria Costin
Member of the Board of Directors	Member of the Board of Directors

Juan Carlos Ros Brugueras	Narcís Serra Serra
Member of the Board of Directors	Member of the Board of Directors

OPINION OF THE FISCAL COUNCIL

The members of the Fiscal Council of Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”), in the exercise of their duties and legal responsibilities, as provided for in article 163 of Brazilian Corporate Law, have examined and analyzed the Company’s Financial Statements, together with the Independent Auditors’ Report and the Annual Management Report for the year ended December 31, 2020 (“2020 Annual Financial Statements”), as well as the Proposed Allocation of Net Income for 2020, and, taking into account the information provided by Telefônica Brasil’s Executive Board and the independent auditors, PriceWaterhouseCoopers Auditores Independentes, vote unanimously in favor of the aforesaid documents. Accordingly, they determine that the aforesaid documents be submitted to the Annual Shareholders’ Meeting, under the terms of Brazilian Corporate Law.

São Paulo, February 19, 2021.

Gabriela Soares Pedercini	Cremênio Medola Netto	Charles Edwards Allen
Full member of the Fiscal Council	Full member of the Fiscal Council	Full member of the Fiscal Council

Telefônica Brasil S.A.

Consolidated Financial Statements

On December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Telefônica Brasil S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Telefônica Brasil S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and December 31, 2019, and the related consolidated statements of income, other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in accounting principle

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in item 15 – Controls and Procedures – Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

19

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provisions for tax and regulatory contingencies

As described in Notes 7(g) and 19 to the consolidated financial statements, the Company has recorded provision for tax and regulatory contingencies of R$ 1,895,504 thousand and R$ 1,207,331, respectively, as of December 31, 2020. The Company recognizes provision in the consolidated financial statements for the resolution of pending litigation when the Company has a present obligation as a result of a past event and management determines that a loss is probable, and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss of the pending matters. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. In Notes 7(g) and 19, the Company also discloses the contingency in circumstances where management concludes (i) no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred or, (ii) in case of income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory contingencies is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management´s assessment of the loss contingencies associated with litigations claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management´s evaluation of pending litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated or whether the taxation authority will probably not accept the income tax pending litigations , as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, (2) evaluating the reasonableness of management´s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the Company´s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company´s assessment regarding unfavorable outcomes.

20

Revenue recognition - unbilled

As described in Notes 4 and 24 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2020, R$ 2,191,331 thousand relates to services rendered and not yet billed. When the revenue billing cycle does not align with the account closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on different cycles of information, on data obtained from different sources and processed by a large number of applications and systems.

The principal considerations for our determination that performing procedures relating to unbilled revenue, is a critical audit matter are the judgments made by management for estimating the amount of unbilled revenue. This in turn led to a high degree of auditor judgment and effort in performing audit procedures to evaluate unbilled revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to unbilled revenue recognition. The procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data and (2) performing a comparison of the originally estimated and actual billed revenue after year-end.

Goodwill Impairment Assessment

As described in Note 13 to the consolidated financial statements, the Company´s consolidated goodwill balance was R$ 23,026,429 thousand at December 31, 2020, associated with a single cash-generating unit (CGU) that provides all telecommunications services through a broadly integrated network. Management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Potential impairment is identified by comparing the value in use of the CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flows projections for the CGU included significant judgements and assumptions relating to revenue growth, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are there were (i) significant judgments made by management when developing the value in use measurement of the CGU; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth, discount rate and perpetuity growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the CGU. These procedures also included, among others, (i) testing management’s process for developing the value in use estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth, discount rate and perpetuity growth rate. Evaluating management's assumption related to revenue growth involved evaluating whether assumption used by management were reasonable considering (i) the current and past performance of the CGU, (ii) the consistency with external market and industry data, and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

21

São Paulo, February 23, 2021

By:	/s/ PricewaterhouseCoopers
	Name:	Auditores Independentes

We have served as the Company´s auditor since 2017.

22

TELEFÔNICA BRASIL S.A.

Consolidated Balance Sheets

On December 31, 2020 and 2019

	Note	December 31, 2020	December 31, 2019
	(In thousands of reais)
ASSETS
Current assets		19,060,868	18,644,678
Cash and cash equivalents	3	5,762,081	3,393,377
Trade accounts receivable	4	8,182,667	8,719,497
Inventories	5	633,100	578,003
Income and social contribution taxes recoverable	7	519,277	411,595
Taxes, charges and contributions recoverable	8	2,512,293	4,176,362
Judicial deposits and garnishments	9	177,433	277,468
Prepaid expenses	6	859,766	686,503
Derivative financial instruments	31	5,902	19,282
Other assets	10	408,349	382,591
Non-current assets		89,677,510	89,645,044
Short–term investments pledged as collateral		46,280	63,766
Trade accounts receivable	4	379,898	440,453
Taxes, charges and contributions recoverable	8	824,324	841,198
Deferred taxes	7	138,641	171,042
Judicial deposits and garnishments	9	2,766,945	3,393,417
Prepaid expenses	6	194,511	220,082
Derivative financial instruments	31	63,514	52,881
Other assets	10	184,254	235,738
Investments	11	144,433	104,251
Property, plant and equipment	12	44,352,593	42,847,264
Intangible assets	13	40,582,117	41,274,952
TOTAL ASSETS		108,738,378	108,289,722

The accompanying notes are an integral part of these Consolidated Financial Statements.

23

Consolidated Balance Sheets

On December 31, 2020 and 2019

	Note	December 31, 2020	December 31, 2019
	(In thousands of reais)
LIABILITIES AND EQUITY
Current liabilities		17,875,084	17,732,088
Personnel, social charges and benefits	15	764,329	752,246
Trade accounts payable	16	6,613,004	6,871,799
Income and social contribution taxes payable	7	1,693	6,585
Taxes, charges and contributions payable	17	1,607,434	1,139,812
Dividends and interest on equity	18	3,865,998	3,587,417
Provisions and contingencies	19	417,653	374,445
Deferred income	21	506,806	506,181
Loans, financing, debentures and leases	20	3,682,472	4,126,490
Derivative financial instruments	31	8,864	1,921
Other liabilities	22	406,831	365,192
Non-current liabilities		21,306,530	20,102,056
Personnel, social charges and benefits	15	3,679	36,028
Income and social contribution taxes payable	7	96,252	86,512
Taxes, charges and contributions payable	17	319,358	285,055
Deferred taxes	7	4,414,540	3,146,453
Provisions and contingencies	19	5,192,478	5,160,973
Deferred income	21	239,438	211,901
Loans, financing, debentures and leases	20	9,556,694	9,698,183
Derivative financial instruments	31	66,116	54,212
Other liabilities	22	1,417,975	1,422,739
TOTAL LIABILITIES		39,181,614	37,834,144
Equity		69,556,764	70,455,578
Capital	23	63,571,416	63,571,416
Capital reserves	23	1,182,263	1,165,463
Income reserves	23	3,149,679	3,492,387
Other comprehensive income acumulated	23	65,888	30,737
Additional proposed dividends	23	1,587,518	2,195,575
TOTAL LIABILITIES AND EQUITY		108,738,378	108,289,722

24

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
	(In thousands of reais, except earnings per share)
Net operating revenue	24	43,126,472	44,268,171	43,462,740
Cost of sales	25	(22,693,083)	(22,158,947)	(21,025,767)
Gross profit		20,433,389	22,109,224	22,436,973

Operating income (expenses)		(13,852,460)	(14,895,300)	(12,980,789)
Selling expenses	25	(11,871,555)	(12,701,222)	(12,832,741)
General and administrative expenses	25	(2,524,993)	(2,498,096)	(2,598,970)
Other operating income	26	1,419,113	929,498	4,077,003
Other operating expenses	26	(875,025)	(625,480)	(1,626,081)
Operating income		6,580,929	7,213,924	9,456,184

Financial income	27	1,351,530	1,132,870	4,112,640
Financial expenses	27	(1,924,959)	(1,953,011)	(2,285,487)
Equity	11	734	752	(5,847)
Income before taxes		6,008,234	6,394,535	11,277,490
Income and social contribution taxes	7	(1,237,707)	(1,393,521)	(2,349,232)
Net income for the year		4,770,527	5,001,014	8,928,258
Basic and diluted earnings per common share (in R$)	23	2.90	2.78	4.96
Basic and diluted earnings per preferred share (in R$)	23	2.77	3.06	5.45

The accompanying notes are an integral part of these Consolidated Financial Statements.

25

Consolidated Statements of Other Comprehensive Income

Years ended December 31, 2020, 2019 and 2018

	Note	2020	2019	2018
	(In thousands of reais)
Net income for the year		4,770,527	5,001,014	8,928,258
Other comprehensive income that may be reclassified into income in subsequent periods		34,861	1,523	8,309
Losses on derivative financial instruments	23	(6,283)	(509)	(2,450)
Taxes	7	2,136	173	832
Cumulative Translation Adjustments (CTA) on transactions in foreign currency	11	39,008	1,859	9,927
Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		204,785	(132,131)	(63,151)
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	23	440	(17)	(625)
Taxes	7	(150)	6	213
Actuarial gains (losses) and limitation effect of the assets of surplus plan	30	309,911	(201,660)	(93,492)
Taxes	7	(105,416)	69,540	30,753
Other comprehensive income (losses)		239,646	(130,608)	(54,842)
Total comprehensive income for the year		5,010,173	4,870,406	8,873,416

The accompanying notes are an integral part of these Consolidated Financial Statements.

26

Consolidated Statements of Changes in Equity

Years ended December 31, 2020, 2019 and 2018

	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and moderniza–tion reserve	Retained earnings	Proposed additional dividends	Other comprehend-sive income accumulated	Total equity
	(In thousands of reais)
Balance as of December 31, 2017	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	—	2,191,864	21,328	73,780,826
Effects of the initial adoption of IFRS 9 and 15, net of taxes	—	—	—	—	—	—	—	(138,663)	—	—	(138,663)
Balance on January 1, 2018	63,571,416	63,074	1,238,268	(87,820)	2,138,344	27,884	297,000	(138,663)	2,191,864	21,328	73,642,163
Payment of additional dividend for 2017	—	—	—	—	—	—	—	—	(2,191,864)	—	(2,191,864)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	152,770	—	—	152,770
Adjustment – Tax incentives	—	—	—	—	—	11,529	—	(11,529)	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	(62,739)	—	7,897	(54,842)
Equity transactions	—	—	10	—	—	—	—	—	—	—	10
Net income for the year	—	—	—	—	—	—	—	8,928,258	—	—	8,928,258
Allocation of income:
Legal reserve	—	—	—	—	446,413	—	—	(446,413)	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	(4,550,000)	—	—	(4,550,000)
Reversal of expansion and Modernization Reserve	—	—	—	—	—	—	(297,000)	297,000	—	—	—
Expansion and Modernization Reserve	—	—	—	—	—	—	1,700,000	(1,700,000)	—	—	—
Additional proposed dividends	—	—	—	—	—	—	—	(2,468,684)	2,468,684	—	—
Balance on December 31, 2018	63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	—	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	—	—	—	—	—	—	—	—	(2,468,684)	—	(2,468,684)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	82,898	—	—	82,898
DIPJ adjustment – Tax incentives	—	—	—	—	—	18,166	—	(18,166)	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	(132,120)	—	1,512	(130,608)
Equity transactions (Note 1 c)	—	—	(48,135)	—	—	—	—	—	—	—	(48,135)
Other	—	—	66	—	—	—	—	—	—	—	66
Net income for the year	—	—	—	—	—	—	—	5,001,014	—	—	5,001,014
Allocation of income:
Legal reserve	—	—	—	—	250,051	—	—	(250,051)	—	—	—
Interim interest on equity and dividends	—	—	—	—	—	—	—	(3,588,000)	—	—	(3,588,000)
Reversal of expansion and Modernization Reserve	—	—	—	—	—	—	(1,700,000)	1,700,000	—	—	—
Expansion and Modernization Reserve	—	—	—	—	—	—	600,000	(600,000)	—	—	—
Additional proposed dividends	—	—	—	—	—	—	—	(2,195,575)	2,195,575	—	—
Balance on December 31, 2019	63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	—	2,195,575	30,737	70,455,578
Payment of additional dividend for 2019	—	—	—	—	—	—	—	—	(2,195,575)	—	(2,195,575)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	99,788	—	—	99,788
Adjustment – Tax incentives	—	—	—	—	—	18,766	—	(18,766)	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	204,495	—	35,151	239,646
Equity transactions (Note 1 c)	—	—	39,521	—	—	—	—	—	—	—	39,521
Payment of withdrawal rights to shareholders when converting preference shares to ordinary shares	—	—	—	(32)	—	—	—	—	—	—	(32)
Repurchase of preferred shares for maintenance in treasury	—	—	—	(22,689)	—	—	—	—	—	—	(22,689)
Reversal of expansion and Modernization Reserve	—	—	—	—	—	—	(600,000)	600,000	—	—	—
Net income for the year	—	—	—	—	—	—	—	4,770,527	—	—	4,770,527
Allocation of income:
Legal reserve	—	—	—	—	238,526	—	—	(238,526)	—	—	—
Interim interest on equity and dividends	—	—	—	—	—	—	—	(3,830,000)	—	—	(3,830,000)
Additional proposed dividends	—	—	—	—	—	—	—	(1,587,518)	1,587,518	—	—
Balance on December 31, 2020	63,571,416	63,074	1,229,730	(110,541)	3,073,334	76,345	—	—	1,587,518	65,888	69,556,764

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Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
	(In thousands in reais)
Cash flows from operating activities
Income before taxes	6,008,234	6,394,535	11,277,490
Adjustment for:
Depreciation and amortization	11,227,498	10,919,792	8,368,623
Foreign exchange on loans and derivative financial instruments	(6,538)	(5,271)	30,664
Indexation accruals on assets and liabilities	506,056	518,833	801,912
Equity	(734)	(752)	5,847
Losses (gains) on write-off/sale of assets	(459,758)	(329,603)	(63,881)
Impairment losses – trade accounts receivable	1,740,358	1,682,348	1,533,660
Change in liability provisions	92,358	(116,717)	(80,333)
Write-off and reversals for impairment – inventories	6,508	(95,988)	(45,223)
Pension plans and other post-retirement benefits	88,487	56,012	52,885
Provisions for tax, civil, labor and regulatory contingencies	673,905	625,480	1,098,251
Interest expense	651,496	782,921	497,797
Other	(48,289)	(143,208)	(14,089)
Changes in assets and liabilities
Trade accounts receivable	(1,142,973)	(2,078,801)	(1,603,002)
Inventories	61,783	(15,843)	(68,127)
Taxes recoverable	1,687,393	87,550	(5,849,648)
Prepaid expenses	(146,425)	(188,641)	41,166
Other assets	(17,116)	70,265	(20,225)
Personnel, social charges and benefits	(17,755)	(13,303)	47,870
Trade accounts payable	287,273	286,513	1,056,817
Taxes, charges and contributions	38,526	1,872,920	223,059
Provisions for tax, civil, labor and regulatory contingencies	(927,057)	(1,727,178)	(3,928,925)
Other liabilities	38,334	(11,477)	(249,571)
	14,209,764	12,175,852	1,835,527
Cash generated from operations	20,217,998	18,570,387	13,113,017

Interest paid	(781,092)	(746,986)	(494,931)
Income and social contribution taxes paid	(95,156)	(102,205)	(676,659)
Net cash generated by operating activities	19,341,750	17,721,196	11,941,427

Cash flows from investing activities
Additions to PP&E, intangible assets and others	(8,289,264)	(8,838,641)	(8,517,458)
Proceeds from sale of PP&E	959,345	698,643	9,053
Cash paid for acquisition of companies, net of cash acquired	—	(70,844)	—
Cash received from sale of investments	116,411	—	10
Redemption net of judicial deposits	798,233	277,894	2,832,062
Cash and cash equivalents due to the acquisition (sale) of companies	(6,756)	5,760	—
Redemption of applications in guarantees	13,575	—	—
Net cash used in investing activities	(6,408,456)	(7,927,188)	(5,676,333)
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Cash flows from financing activities
Payment of loans, financing, debentures and leases	(5,297,688)	(3,696,660)	(2,893,219)
Receipts – derivative financial instruments	84,400	192,124	181,117
Payments – derivative financial instruments	(69,214)	(100,581)	(85,124)
Dividend and interest on equity paid	(5,259,367)	(6,176,842)	(4,136,878)
Payment for acquisitions of shares for treasury	(22,721)	—	—
Net cash used in financing activities	(10,564,590)	(9,781,959)	(6,934,104)
Increase (decrease) in cash and cash equivalents	2,368,704	12,049	(669,010)
Cash and cash equivalents at beginning of the year	3,393,377	3,381,328	4,050,338
Cash and cash equivalents at end of the year	5,762,081	3,393,377	3,381,328

The accompanying notes are an integral part of these Consolidated Financial Statements.

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TELEFÔNICA BRASIL S. A.

Notes to Consolidated Financial Statements

Years ended December 31, 2020, 2019 and 2018
(In thousands of reais, unless otherwise stated)

(1) Operations

(a)       Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly–held corporation with the main purpose of operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value–added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co–location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain and operates in several countries across Europe and Latin America.

On December 31, 2020 and 2019, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 23).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and its shares are traded at B3. It is also registered with the Securities and Exchange Commission (“SEC”), of the United States of America, its American Depositary Shares (“ADSs”) being backed only by common shares and traded on the New York Stock Exchange (“New York Stock Exchange ” - “ NYSE ”).

(b)       Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC”); (ii) Multimedia Communication Service (“SCM”, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP”); and (iv) Conditioned Access Service (“SEAC” – Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil’s Telecommunications Regulatory Agency (“ANATEL”), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações” – LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement’s 20–year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior–year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before the sanction of the Law nº 13.879 / 2019, radio frequencies authorizations generally were valid for 15 years and could be extended only once, for the same period. With the normative revision improved by the aforementioned Law, successive extensions of authorization grants were allowed, but the applicability of this instrument to the currently terms was uncertain until the edition of Decree nº 10.402 / 2020, which detailed the requirements related to the new successive extension regime and clarified that the current authorizations are also covered by the referred regime.

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Notwithstanding, the Decree also defines the conditions to be considered by ANATEL in connection with requests for renewal, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling the obligations already assumed with ANATEL.

Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior–year SMP revenue, net of applicable taxes and social contribution taxes (Note 22), and for certain terms, in the 15th year, the Company will pay 1% of its prior–year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution sets new criteria for the costs of renewing licenses. The formula considers factors such as authorization time, regional revenue and the amount of spectrum used by the provider. Part of the payment can be converted into investment commitments.

When deciding on the extension of the 850 MHz band authorizations, ANATEL determined, through Judgment No. 510, of September 30, 2020, that (i) the Superintendence of Granting and Provisioning Resources (“SOR”) deal with requests for extension of the current authorizations for the use of radio frequencies in sub–bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met; and that (ii) the amount due for the extension must be calculated based on net present value parameters, in order to reflect the real economic value (market value) of the bands.

Therefore, after overcoming the necessary procedures with SOR, the Board of Directors of ANATEL, through Judgment No. 618, of November 26, 2020, extended the term of the authorization for the right to use radio frequencies, referring to the bands 869.0 to 880.0 MHz, 824.0 to 835.0 MHz, 890.0 to 891.5 MHz and 845.0 to 846.5 MHz, associated with Authorization Term No. 001/2006 / PVCP / SPV– ANATEL granted to the Company, until the date of November 29, 2028, without exclusivity, on a primary basis and restricted to the provision area related to the State of Rio de Janeiro, pursuant to Act No. 7,281, of November 26, 2020. The extension for a period lower than the maximum limit provided for by Law (20 years), in the opinion of ANATEL, it took place from the need to promote reorganization and resizing of the channel’s channeling. The calculation of the value by method other than those previously mentioned (biannual charges and Resolution No. 695/2018, which approved the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”) was decided on the grounds that the current regulatory instruments have no forecast of applicability in cases of a second extension of authorizations, as a complement, ANATEL determined that the payment for the authorization should be made at the level of 10% of the amount due, with the remaining 90% being settled in the form of investments.

The terms of authorization for the use of the radio frequency bands are granted based on the results obtained in the respective radio frequency auction conducted by ANATEL.

The following is a summary of the authorizations for use of radio frequency bands, granted to the Company, according to the terms of authorization to operate the service in each region.

Radiofrequency	Band (MHz)	License Expiration (Year)
450 MHz	14	2027
700 MHz	20	2029
800 MHz	25	2021–2028
900 MHz	5	2023–2035
1800 MHz	20–50	2023–2035
2100 MHz	20–30	2023
2500 MHz	40–60	2027–2031

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c) Corporate events that occurred in 2020 and 2019

In 2020

Structuring of Vivo Money Credit Rights Investment Fund

In August 2020, the Vivo Money Credit Rights Investment Fund (“FIDC” or “Vivo Money”) was structured, in the form of a closed condominium, for an indefinite term. The FIDC may be liquidated by resolution of the General Assembly in accordance with its regulations.

The objective of the FIDC is to provide its quota holders an equity return on their shares by investing in the acquisition of: (i) eligible credit rights, with supporting documents, which meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all indexes of composition and diversification of the fund’s portfolio.

The acquisition of eligible credit rights and other financial assets will originate in credit transactions carried out electronically by the Company’s customers, within the scope of the Vivo Money program, exclusively through an electronic platform provided by the Company.

The FIDC began operations on September 14, 2020, having been granted automatic registration under article 8 of CVM Instruction 356/01, issuing 2,000 (two thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais).

On December 1, 2020, the Company made a new contribution to the FIDC in the amount of R$ 2,000, with the issuance of an additional 2,000 (two thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais).

On December 31, 2020, the Company held 4,000 (four thousand) junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais), with no defined remuneration parameter and subordinated to senior shares and subordinated mezzanine shares, in that order of priority, for the purpose of amortization and redemption.

The FIDC is managed and held in custody by Brl Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution, based in the city of São Paulo – SP, accredited by the CVM for the exercise of portfolio management activity under declaratory act no. 11,784, of June 30, 2011.

Acquisition and sale of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

Acquisition of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

In September 2020, the Company acquired control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda (“CyberCo Brasil”), for R$10,000.00 (ten thousand reais), with a net worth of R$500.00 (five hundred reais) (“Transaction”).

Cibersegurança was controlled by Terra Networks Brasil Ltda (“Terra Networks”), a wholly–owned subsidiary of the Company and its corporate purpose is to develop integrated solutions, management, consulting, outsourcing, and the provision of services related to information and communication security; provision of research, technological development, consultancy, design, implementation and installation of projects related to the areas of information technology, information security and intelligence; management and provision of repair, maintenance, technical assistance and technical support in information technology, among other services.

This Transaction, which involves companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in the equity of the Company and its subsidiary.

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On October 28, 2020, the Company made a capital contribution to CyberCo Brasil in the amount of R$7,000 in financial resources (cash).

On November 1, 2020, and as a preliminary step to the implementation of the Transaction, certain assets (R$19,008 in property, plant and equipment and intangible assets), contracts and employees were transferred to CyberCo Brasil by the Company, all strictly related to cybersecurity activities.

Sale of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

At the meeting held on November 1, 2020, the Company’s Board of Directors approved the execution of the Share Purchase and Sale Agreement, pursuant to which the Company sold all the shares it held, representing the entire share capital from its subsidiary CyberCo Brasil, to Telefónica Cybersecurity Tech, S.L. (“TTech”), indirect subsidiary of Telefónica S.A., for the total amount of R$116,411, having generated a net tax gain of R$39,521, recorded in equity, based on an independent external report prepared by a specialized company (“Transaction”).

The Transaction will allow the Company, as an exclusive distributor of CyberCo Brasil, to strengthen itself in the cybersecurity market by expanding its portfolio of products and services. In addition, the Company will benefit from greater competitiveness due to the global scale of the partner dedicated to such activities.

The Transaction also ensures the continuity of the provision of cybersecurity services by the Company’s B2B area to its end customers, as it includes the execution of certain contracts that regulate the provision of services between CyberCo Brasil and the Company. The Purchase and Sale Agreement contains terms and provisions common to this type of transaction.

This Transaction is not subject to obtaining any regulatory authorizations or additional approvals to those already obtained by the Company’s bodies and does not alter the Company’s shareholding structure or cause any dilution to its shareholders, generating value to them through accelerating their growth and increasing operational efficiency.

This operation involved companies under common control and, as certain requirements were not met so that it could be accounted for as a business combination provided for in IFRS 3 (R), the difference between the consideration received in exchange for the participation alienated company was recorded in the equity of the Company.

With the conclusion of the Transaction, as of November 1, 2020, CyberCo Brasil is no longer controlled by the Company.

In 2019

Acquisition of TIS by Wholly Owned Subsidiary – 2019

On September 26, 2019, the Company announced that its wholly–owned subsidiary Terra Networks had acquired all the shares representing the capital stock of Telefônica Infraestrutura e Segurança Ltda. (“TIS”), owned by Telefônica Ingeniería de Seguridad S.A. and Telefônica Digital Espanã, S.L.U. (“Transaction”).

TIS renders services and technology of information security systems, technical support and services related to the infrastructure, technology and information, among others.

The Transaction allowed Terra Networks, which includes among its activities the development of systems, to expand consulting and operational assistance, maximize commercialization of systems, licenses and applications, enabling the expansion of the portfolio of professional and managed services and the allow for the integration of the TIS and Terra Networks business offerings generating added value for the Company’s client portfolio. Synergies will accrue from the companies as these are under the same management, in the activities of information technology, security, IoT and connectivity.

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The TIS share price purchase consideration was R$70,844, due in a single installment. This was paid in cash by Terra Networks without need of financing. The purchase price was calculated based on the economic value of the TIS on the discounted cash flow criterion, on August 31, 2019, based on an appraisal report contracted by Terra Networks’ Board of Directors.

The sale and purchase agreement contain terms and provisions common to such transactions, such as seller’s representations and warranties, indemnity and others. The Transaction was also preceded by an accounting, financial, legal and procedural audit of TIS.

Completion of the Transaction is not subject to regulatory or regulatory authorizations, or approvals by Company bodies. It was approved by Terra Networks’ Board of Executive Officers pursuant to its by–laws.

The Transaction does not change the Company’s ownership structure or cause any dilution to its shareholder value by accelerating their growth and increasing operational efficiency.

This Transaction, involved companies under common control, was accounted for at the book value of the net assets acquired (“Predecessor Value Method”), as certain requirements for the use of the acquisition method set forth in IFRS 3 (R). Consequently, the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired was recorded in Terra Network’s equity.

Upon completion of the Transaction, as from September 1, 2019, TIS became a direct subsidiary of Terra Networks and indirectly owned by the Company.

(2) Basis of Preparation and Presentation of Financial Statements

(a) Statement of compliance

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b) Basis of preparation and presentation

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark–to–market valuation when such valuations are required by IFRS.

The Statement of Cash Flows was prepared in accordance with IAS 7 – Statement of Cash Flows and reflects the changes in cash that occurred in the years presented using the indirect method.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are classified and fully shown as non-current.

The Board of Directors authorized issuance of this consolidated financial statements at the meeting held on February 19, 2021.

c) Functional and reporting currency

The Company’s financial statements for the years ended December 31, 2020, 2019 and 2018 are presented in thousands of Brazilian Real/Reais (R$), unless otherwise stated.

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders’ equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are converted at the transaction date rate.

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Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year–end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interest held in subsidiaries or joint ventures is measured under the equity method in the individual financial statements. In the consolidated financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the consolidated financial statements.

On December 31, 2020 and 2019, the Company holds direct equity interests in subsidiaries and joint ventures. Selected information on the Company’s investees is as follows:

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		Equity interests
Investees	Type of investment	December 31, 2020	December 31, 2019
Terra Networks Brasil Ltda (“Terra Networks”)	Subsidiary	100.00%	100.00%
Telefônica Transportes e Logística Ltda (“TGLog”)	Subsidiary	99.99%	99.99%
POP Internet Ltda (“POP”)	Subsidiary	99.99%	99.99%
Vivo Money Credit Rights Investment Fund (“Vivo Money”) (Note 1.c)	Subsidiary	100.00%	—
Aliança Atlântica Holding B.V. (“Aliança”)	Joint venture	50.00%	50.00%
Companhia AIX de Participações (“AIX”)	Joint venture	50.00%	50.00%
Companhia ACT de Participações (“ACT”)	Joint venture	50.00%	50.00%

Terra Networks: The Company’s direct and wholly–owned subsidiary, with headquarters in Brazil, with the main activities being the development, production, installation and maintenance of computer systems; consultancy, operational assistance, training, courses and exhibitions in computer science; commercialization of products, computer systems, software licenses and applications; import and export of services, licenses, products and computer systems; cession of space for insertion of advertising or advertising material in general; provision of internet access; services and activities related to product distribution and electronic commerce; amusement and entertainment services; provision of intermediary services and business in general; commercialization, distribution, licensing of digital content; development and availability of portals and content pages on the internet; commercialization, lending and rental of equipment and products; provision of technical support services in information technology, among others.

Since September 1, 2019, Terra Networks became the direct parent company of TIS (Note 1 c), a company headquartered in Brazil, whose main activities are the exploration and provision of services and technology, information security systems, technical support and other services related to the infrastructure, technology and information, among others.

TGLog: The Company’s direct subsidiary, with its head office in Brazil, whose main activities are the provision of services in the activity of multimodal transportation of products in general; logistics activities; administration and operation of general and customs warehouses throughout the national territory; rental of equipment and storage of goods from third parties; among others.

POP: The Company’s direct subsidiary, with headquarters in Brazil, whose main activities are the development of activities related to information technology, internet and any other networks; provision of hosting services and the commercial exploitation of websites and portals; handling, making available and storing information and data; trade in software, hardware, telecommunication equipment and electronics; development, licensing and maintenance of information systems and routines; e–commerce development; creation and administration of own and / or third party databases; commercialization and placement of advertisements, advertisements and banners; among others.

POP is the direct parent company of Innoweb Ltda (“Innoweb”), headquartered in Brazil, whose main activities are to act as an internet provider; develop information activities; develop all forms of telecommunications activities, including the transmission of voice, data and information; commercialize equipment and / or accessories for telecommunications and electronics, among others

Vivo Money: The Company’s direct and wholly owned subsidiary, with headquarters in Brazil. It is a FIDC structured by the Company, for the acquisition of eligible credit rights and other financial assets originating from credit operations carried out electronically by the Company’s customers, within the scope of the Vivo Money program, exclusively through the electronic platform provided by the Company (Note 1.c).

Aliança: Joint venture, headquartered in Amsterdam, Netherlands, with 50% interest held by the Company, whose main activity is the acquisition and management of subsidiaries, and holding interest in companies of the telecommunications industry.

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AIX: Joint venture, headquartered in Brazil, with 50% interest held by the Company, with the main activity in holding interest in Consórcio Refibra, and in performing activities related to the direct and indirect operation of activities associated with the construction, completion and operation of underground networks for optical fiber ducts.

ACT: Joint venture, headquartered in Brazil, with 50% interest held by the Company, with the main activity in holding interest in Consórcio Refibra, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium–related activities.

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the operational decision–making professional in definition of how to allocate funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers’ decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short– and long–term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

Significant and relevant accounting policies for the understanding of the basis of recognition and measurement applied in the preparation of the Company’s financial statements are included in the respective notes to which they refer.

The accounting policies adopted in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for the changes required by the new pronouncements, interpretations and amendments approved for the IASB, which came into effect as of January 1, 2020, as follows:

• Changes to IFRS 3: Definition of business

In October 2018, the IASB issued changes to the definition of business in IFRS 3, to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify minimum requirements, eliminate the assessment of whether market participants are able to replace any missing elements, include guidelines to help entities assess whether a purchased process is substantive, better define business and product definitions, and introduce a test of optional fair value concentration.

• Amendments to IAS 1 and IAS 8: Definition of material omission

In October 2018, the IASB issued changes to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, to align the definition “material omission” or “materially distorted disclosure” in all standards and to clarify certain aspects of the definition. The new definition states that “the information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information on the entity’s specific report”.

The adoption of these changes had no impact on the consolidated financial statements in the initial adoption period (January 1, 2020).

New IFRS pronouncements, issues, amendments and interpretations of the IASB

In addition to the standards issued and amended mentioned above, on the date of preparation of these financial statements, the IASB had issued IFRS 17 – Insurance Contracts (a standard not yet issued in Brazil), a new comprehensive accounting standard for insurance contracts that includes recognition and measurement, presentation and disclosure.

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IFRS 17 will come into force for periods beginning on or after January 1, 2021, requiring the presentation of comparative figures. Early adoption is permitted if the entity also adopts IFRS 9 and IFRS 15 on the same date or before the initial adoption of IFRS 17. This standard does not apply to the Company.

The Company does not anticipate the early adoption for the year ended December 31, 2020 of any pronouncement, interpretation or amendment that has been issued before application is mandatory.

g) Significant accounting judgments estimates and assumptions

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ in values from those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these financial statements are presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31).

(3) Cash and Cash Equivalents

a) Accounting policy

These are financial assets, measured at amortized cost, maintained in order to meet short–term cash commitments and not for investment or other purposes. The Company and its subsidiaries consider cash equivalents a short–term investment readily convertible into a known amount of cash and subject to insignificant risk of change in value and when redeemable within 90 days.

Breakdown

	December 31, 2020	December 31, 2019
Cash and banks (1)	191,975	250,168
Short–term investments (2)	5,570,106	3,143,209
Total	5,762,081	3,393,377

(1)	On December 31, 2020 and 2019, the Consolidated balances included R$47,313 and R$59,657, respectively, related to the Financial Clearing House, with a Telefónica Group company (Note 28).
(2)	Highly liquid short–term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

(4) Trade Accounts Receivable

a) Accounting policy

These are financial assets measured initially at fair value and subsequently, at amortized cost and are evaluated by the value of the services provided and goods sold in accordance with the contracted conditions, net of estimated impairment losses. These include the services provided to customers, which were still not billed at the balance sheet date, as well as other trade accounts receivable related to the sale of cell phones, SIM cards, accessories, advertising and rent of IT equipment (“Vivo Tech” product) and credit rights of the Vivo Money FIDC.

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The Company measures the provision for estimated impairment losses in an amount equal to the loss of credit expected for a lifetime.

b) Critical estimates and judgments

In determining whether the credit risk of a financial asset has increased significantly since the initial recognition and in estimating the expected credit losses, the Company considers reasonable and bearable information that is relevant and available. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, credit assessment and considering forward–looking information. Although the Company believes that the assumptions used are reasonable, the results may be different.

c) Breakdown

	December 31, 2020	December 31, 2019
Billed amounts	7,611,858	7,018,601
Unbilled amounts (1)	2,191,331	2,866,196
Interconnection amounts	724,630	790,046
Vivo Money FIDC	1,975	—
Amounts from related parties (Note 28)	105,349	129,904
Gross accounts receivable	10,635,143	10,804,747
Estimated impairment losses	(2,072,578)	(1,644,797)
Total	8,562,565	9,159,950
Current	8,182,667	8,719,497
Non-current	379,898	440,453

(1)	Includes the amounts of contractual assets, shown in item 4.d), of this note.

Balances of non-current trade accounts receivable include:

	December 31, 2020	December 31, 2019
B2B merchandise resale portion – 24 months	159,075	182,286
Portion of accounts receivable from the OI group – Bankruptcy process of companies	59,813	89,647
Vivo TECH product (1)	348,086	317,988
Nominal amount receivable	566,974	589,921
Deferred financial income	(34,504)	(48,086)
Present value of accounts receivable	532,470	541,835
Estimated impairment losses	(152,572)	(101,382)
Net amount receivable	379,898	440,453

(1)	The maturity schedule is up to five years for amounts related to the Vivo TECH product.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the year.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

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	December 31, 2020	December 31, 2019
Falling due (1)	6,798,420	6,862,054
Overdue – 1 to 30 days	870,551	966,986
Overdue – 31 to 60 days	228,074	306,956
Overdue – 61 to 90 days	142,788	192,622
Overdue – 91 to 120 days	157,105	250,029
Overdue – over 120 days	365,627	581,303
Total	8,562,565	9,159,950

(1)	Includes the amounts of contractual assets, shown in item 4.d), of this note.

On December 31, 2020 and 2019, no customer represented more than 10% of trade accounts receivable, net.

d) Changes in contractual assets

The following table shows the changes in contractual assets, in the years ended December 31, 2020 and 2019:

	Contract assets, gross	Provision for losses	Contract assets, net
Balance on December 31, 2018	195,733	(33,708)	162,025
Additions	558,883	(12,486)	546,397
Write-offs	(485,108)	—	(485,108)
Balance on December 31, 2019	269,508	(46,194)	223,314
Additions	444,284	—	444,284
Write-offs	(510,215)	11,300	(498,915)
Balance on December 31, 2020	203,577	(34,894)	168,683

e) Changes in estimated losses for impairment

The following table shows the changes in estimated losses for impairment of accounts receivable.

Balance on December 31, 2018	(1,498,134)
Supplement to estimated losses, net of resersal (Note 25)	(1,682,348)
Write-off	1,547,577
Business combinations (Note 1.c)	(11,892)
Balance on December 31, 2019	(1,644,797)
Supplement to estimated losses, net of resersal (Note 25)	(1,740,358)
Write-off	1,312,577
Balance on December 31, 2020	(2,072,578)

(5) Inventories

a) Accounting policy

These are evaluated and presented at the lower of average acquisition cost and net realizable value, whichever is lower. These include resale materials such as cellphones, SIM cards, accessories, consumption materials and maintenance. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

Estimated impairment losses are set up for materials and devices considered obsolete or whose carrying amounts are in excess of those usually sold within a reasonable period. Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of goods sold (Note 25).

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b) Breakdown

	December 31, 2020	December 31, 2019
Materials for resale	590,706	539,822
Materials for consumption	37,156	41,584
Other inventories	35,109	24,115
Gross total	662,971	605,521
Estimated losses from impairment or obsolescence	(29,871)	(27,518)
Total	633,100	578,003

(6) Prepaid Expenses

a) Accounting policy

These are stated at amounts effectively disbursed referring to services contracted but not yet incurred. Prepaid expenses are allocated to the statement of incomes to the extent that related services are rendered, and economic benefits are obtained.

Includes the amounts of incremental costs related to obtaining a contract (sales commissions and other acquisition costs from third parties).

b) Breakdown

	December 31, 2020	December 31, 2019
Incremental costs (costumers contracts)	480,909	330,919
Advertising and publicity	275,083	249,433
Rental	61,559	184,248
Software and networks maintenance	80,151	33,863
Financial charges	22,175	30,521
Personal	—	30,135
Insurance	15,503	20,459
Satellites and links (1)	102,851	—
Taxes and other	16,046	27,007
Total	1,054,277	906,585
Current	859,766	686,503
Non-current	194,511	220,082

(1)	Refers to contracts signed for the provision of infrastructure, equipment and links for satellite communication, aiming at the best provision of services by the Company. These contracts have a duration of up to 5 years.

(7) Income and Social Contribution Taxes

a) Accounting policy

a.1) Current taxes

Current tax assets and liabilities for the current and previous years are measured at the estimated amount recoverable from, or payable to, the tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect, or substantially in effect, at year–end. In the balance sheet, current taxes are presented net of prepayments over the year.

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Current income and social contribution taxes, related to items directly recognized in equity, are also recognized in equity. Management regularly assesses the tax position in circumstances in which tax regulation requires interpretation and sets up provision therefore when appropriate.

a.2) Deferred taxes

Deferred tax assets are recognized for all deductible temporary differences, unused tax credits and losses, to the extent that taxable profit is likely to be available for realization of deductible temporary differences and unused tax credits and losses are likely to be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit, income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries that deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit is likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit shall be available to allow all or part of the deferred tax asset to be used. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized on all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or taxable profit or tax losses on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which the temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized, or the liability will be settled, based on the rates provided in tax legislation and that were published as at year–end.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as non-current, irrespective of their expected realization.

The tax effects of items recorded directly in equity are also recognized in equity. Deferred tax items are recognized based on the transaction which gave rise to that deferred tax, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net when there is a legal or constructive right to offset a tax asset against a tax liability and deferred taxes relate to the same taxpaying entity and are subject to the same tax authority.

b) Critical estimates and judgments

There are uncertainties regarding the interpretation of complex tax regulations and the amount and timing of future taxable profits. The Company and its subsidiaries set up provision, based on estimates, for possible consequences of different interpretation by the tax authorities. The amount of this provision is based on various factors, such as previous tax audit experience and different interpretations of tax regulations by the taxable entity and by the relevant tax authority. Such differences in interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company or those of its subsidiaries.

The Company and its subsidiaries evaluate the recoverability of deferred tax assets based on estimates of future profits. This recoverability ultimately depends on the ability to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

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Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and payment of income tax could differ from estimates made by the Company and its subsidiaries, as a result of changes in tax laws or of unexpected future transactions that may have an impact on tax balances.

c) Income and social contribution taxes recoverable

	December 31, 2020	December 31, 2019
Income taxes recoverable	483,452	380,314
Social contribution taxes recoverable	35,825	31,281
Total	519,277	411,595

d) Income and social contribution taxes payable

	December 31, 2020	December 31, 2019
Income taxes payable	74,190	76,483
Social contribution taxes payable	23,755	16,614
Total	97,945	93,097
Current	1,693	6,585
Non-current	96,252	86,512

The non-current amounts of R$96,252 and R$86,512, recorded on December 31, 2020 and 2019, respectively, refer to the taxes classified in IFRIC 23 – Uncertainties about Income Tax Treatments (Note 7.g).

e) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Balance on December 31, 2018	Income statement	Comprehensive income	Balance on December 31, 2019	Income statement	Comprehensive income	Equity transactions (4)	Balance on December 31, 2020
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,428,476	51,360	—	1,479,836	(17,338)	—	—	1,462,498
Income and social contribution taxes on temporary differences (2)	(3,181,331)	(1,343,635)	69,719	(4,455,247)	(1,158,942)	(103,430)	(20,778)	(5,738,397)
Provisions for legal, labor, tax civil and regulatory contingencies	1,965,700	(275,109)	—	1,690,591	101,826	—	—	1,792,417
Trade accounts payable and other provisions	571,734	(40,393)	—	531,341	262,080	—	—	793,421
Customer portfolio and trademarks	184,603	(86,525)	—	98,078	(132,249)	—	—	(34,171)
Estimated losses on impairment of accounts receivable	442,276	36,354	—	478,630	114,300	—	—	592,930
Estimated losses from modems and other P&E items	176,130	6,869	—	182,999	(9,343)	—	—	173,656
Pension plans and other post-employment benefits	226,221	91,746	69,540	387,507	38,641	(105,416)	—	320,732
Profit sharing	129,689	(9,695)	—	119,994	13,919	—	—	133,913
Licenses	(1,853,214)	(216,330)	—	(2,069,544)	(216,330)	—	—	(2,285,874)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(1,002,768)	—	(5,603,708)	(1,002,768)	—	—	(6,606,476)
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Property, plant and equipment of small value	(395,606)	107,155	—	(288,,451)	(453,073)	—	—	(741,524)
Technological Innovation Law	(50,127)	25,562	—	(24,565)	5,844	—	—	(18,721)
On other temporary differences (3)	22,203	19,499	179	41,881	118,211	1,986	(20,778)	141,300
Total deferred tax assets (liabilities), non-current	(1,752,855)	(1,292,275)	69,719	(2,975,411)	(1,176,280)	(103,430)	(20,778)	(4,275,899)
Deferred tax assets	5,569,885			5,548,581				6,051,884
Deferred tax liabilities	(7,322,740)			(8,523,992)				(10,327,783)
Deferred tax assets (liabilities), net	(1,752,855)			(2,975,411)				(4,275,899)
Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	230,097			171,042				138,641
Deferred tax liabilities	(1,982,952)			(3,146,453)				(4,414,540)

(1)	Under Brazilian tax legislation these may be offset up to 30% of the annual taxable income but otherwise have no expiry date.
(2)	Amounts that will be realized upon payment of provision, occurrence of impairment losses for trade accounts receivable, or realization of inventories, as well as upon reversal of other provision.

(3) Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

(4)	Refer to deferred taxes arising from transactions for the acquisition and sale of companies, described in note 1.c.

On December 31, 2020, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries’ (Innoweb, TGLog, TIS and Vivo Money) accounting records, in the amount of R$68,783 (R$54,570 on December 31, 2019), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

Expected realization of deferred taxes, net, non-current. The amounts are based on projections subject to change in the future.

Year
2021	2,080,481
2022	709,170
2023	505,837
2024	387,849
2025	32,811
2026 onwards	(7,992,047)
Total	(4,275,899)

f) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay taxes based on estimates, as per the tax auxiliary trial balance. Taxes calculated on profits up to the balance sheet date are recorded in liabilities or assets, as applicable.

Below we present the reconciliations of the tax expense and the amounts is calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) in the table below for the year ended December 31, 2020, 2019 and 2018.

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	2020	2019	2018
Income before taxes	6,008,234	6,394,535	11,277,490
Income and social contribution tax expenses, at the tax rate of 34%	(2,042,800)	(2,174,142)	(3,834,347)
Permanent differences
Equity (Note 11)	250	256	(1,988)
Unclaimed interest on equity	(16,699)	(13,825)	(14,426)
Non-deductible expenses, gifts, incentives	(84,988)	(84,487)	(76,671)
Tax benefit related to interest on equity allocated	894,200	879,920	1,547,000
Other (additions) exclusions	12,330	(1,243)	31,200
Tax debit	(1,237,707)	(1,393,521)	(2,349,232)
Effective rate	20.6%	21.8%	20.8%
Current income and social contribution taxes	(61,427)	(101,246)	(832,485)
Deferred income and social contribution taxes	(1,176,280)	(1,292,275)	(1,516,747)

g) Uncertainties about Income Tax Treatments

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$16,969,554 on December 31, 2020 (R$9,895,728 on December 31, 2019). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

Of this amount, to tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, a non-current tax and social contribution liability was recognized in the amount of R$96,252 on December 13, 2020 (R$86,512 on December 13, 2019), in relation to these actions (Note 7.d). These actions involve compensation for overpayment of income tax and social contribution not approved by the RFB.

(8) Taxes, Charges and Contributions Recoverable

	December 31, 2020	December 31, 2019
State VAT (ICMS) (1)	3,014,540	2,664,499
PIS and COFINS (2)	128,489	2,125,186
Withholding taxes and contributions (3)	87,134	142,940
Fistel, INSS, ISS and other taxes	106,454	84,935
Total	3,336,617	5,017,560
Current	2,512,293	4,176,362
Non-current	824,324	841,198

(1)	Includes ICMS credits from the acquisition of property and equipment, available to offset in 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$541,941 and R$537,209 on December 31, 2020 and 2019, respectively.
(2)	The balance of December 31, 2019 include the tax credits of PIS and COFINS plus interest accruals based on the SELIC, in the amount of R$2,046,274, arising from the final judicial processes in favor of the Company, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions. This amount was fully offset with the payments of taxes to be paid during the year 2020.

The Company has two other lawsuits of the same nature in progress (including lawsuit of company that have already been merged – Telemig), treated as contingent assets, which cover several periods between February 2002 and June 2017, with estimated amounts between R$1,768 million and R$1,944 million. For these cases, like the previous ones of the same nature, the Company only recognizes the credits after obtaining the unappealable transit certificate and a reliable measurement of the information.

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(3)	Withholding income tax (“IRRF”) credits on short–term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

(9) Judicial Deposits and Garnishments

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost–plus legal indexation/interest accruals.

	December 31, 2020	December 31, 2019
Judicial deposits
Tax	1,453,939	2,007,074
Civil	951,905	1,049,922
Labor	241,455	316,009
Regulatory	266,647	261,005
Total	2,913,946	3,634,010
Garnishments	30,432	36,875
Total	2,944,378	3,670,885
Current	177,433	277,468
Non-current	2,766,945	3,393,417

The table below presents the classified balances on December 31, 2020 and 2019 of the tax judicial deposits (classified by tax).

Tax	December 31, 2020	December 31, 2019
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	92,849	575,426
Universal Telecommunication Services Fund (FUST)	525,563	518,372
State Value–Added Tax (ICMS)	331,086	269,483
Social Contribution Tax for Intervention in the Economic Order (CIDE)	289,924	286,270
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	18,880	140,186
Withholding Income Tax (IRRF)	58,300	57,142
Telecommunications Inspection Fund (FISTEL)	46,830	46,167
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	33,540	34,983
Other taxes, charges and contributions	56,967	79,045
Total	1,453,939	2,007,074

A brief description of the main tax–related judicial deposits is as follows:

•	Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ and CSLL overpayments not recognized by the Brazilian IRS; (ii) requirement of IRPJ estimates and lack of payment of debts in the Integrated System of Economic and Tax Information (SIEF); and (iii) underpaid IRPJ amounts.

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On July 13, 2020, the 2nd Federal Court of Maringá – PR issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, referring to the tax use of goodwill generated in operations to incorporate subsidiaries, in the updated amount of R$490,603, which was deposited in favor of the Company on July 20, 2020.

•	Universal Telecommunication Services Fund (FUST)

The Company and/or its subsidiaries filed an injunction in order to represent its right not to include expenses with interconnection and industrial use of dedicated line in the FUST tax base, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of article 6 of Law No. 9998/00. The amounts related to these expenses are deposited.

•	State Value–Added Tax (ICMS)

The Company is party to legal proceedings related to: (i) ICMS on exempt or non-taxable transactions; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, activation, availability and use of supplementary services and additional facilities; (v) right to tax credit from the acquisition of goods for fixed assets and electric energy; (vi) ICMS on activation cards for pre–paid services; (vii) assignment of payment of ICMS relating to a portion of pay TV operations.

•	Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is party to legal proceedings for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

(10) Other Assets

	December 31, 2020	December 31, 2019
Surplus from post-employment benefit plans (Note 30) (1)	165,062	220,939
Receivables from suppliers	209,908	167,540
Advances to employees and suppliers	117,033	73,849
Related–party receivables (Note 28)	72,835	64,966
Goods for sale (2)	—	76,912
Other amounts receivable (3)	27,765	14,123
Total	592,603	618,329
Current	408,349	382,591
Non-current	184,254	235,738

(1)	On December 31, 2020 and 2019, includes R$158,959 and R$209,347, respectively, referring to the distribution of the PBS-A surplus
(2)	Refers to the balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 12). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (“CADE”).
(3)	On December 31, 2020 and 2019, includes R$12,122 and R$10,226, respectively, from a subletting agreement in the Curitiba Data Center, for a period of 22 years and of structures (towers and rooftops) for a period of 10 years (this occurred in the 1st quarter of 2020). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period years.

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(11) Investments

a) Accounting policy

The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ends when the Company ceases to exercise said control. Assets, liabilities and results of a subsidiary acquired or sold during the year are included in the consolidated financial statements from the date on which the Company obtains control until the date on which the Company ceases to exercise control over the subsidiary.

Joint control is the contractually agreed sharing of a control, only existing when decisions about relevant activities call for unanimous agreement by the parties sharing control.

Control is obtained when the Company is exposed or has the right to variable returns based on its involvement with the investee and has the capacity of affecting those returns through the power exercised over an investee.

Based on the equity method, investments are recorded in balance sheets at cost plus changes after the acquisition of the equity interest. The statement of income reflects the portion of the results of operations of the investees.

When changes are directly recognized in the investees’ equity, the Company will recognize its portion in variations occurred, and record these variations in the statements of changes in equity and in the statements of comprehensive income, where applicable.

The financial statements of investees are prepared for the same reporting period of the Company. Whenever necessary, adjustments are made so that the accounting policies are in accordance with those adopted by the Company.

After the equity method is applied, the Company determines whether there is any need to recognize additional impairment of its investment in investees. At each closing date, the Company determines whether there is objective evidence of impairment of investment in the affiliate. If so, the Company calculates the recoverable amount as the difference between the recoverable value of the investees and their carrying amount and recognizes the amount in the statement of incomes.

When there is loss of significant influence over the investees, the Company evaluates and recognizes the investment, at that moment, at fair value. Any difference between the investees’ carrying amount by the time it loses significant influence and the fair value of the remaining investment and revenue from sale is recognized in the statement of incomes.

Foreign exchange variations in Aliança’s equity (jointly controlled entity) are recognized in the Company’s equity in other comprehensive income (“Effects on conversion of investments abroad”, Note 23).

b) Information on investees

Below, we present a summary of the relevant financial data of direct investees in which the Company has an interest and include the corporate changes described in note 1 c).

Balance sheets

	Joint Ventures (Aliança / AIX / ACT)
	December 31, 2020	December 31, 2019
Equity interest	50.00%	50.00%
Summary of balance sheets:
Current assets	301,518	221,183
Non-current assets	10,426	10,556
Total assets	311,944	231,739
Current liabilities	6,544	7,140
Non-current liabilities	18,090	16,773
Equity	287,310	207,826
Total liabilities and equity	311,944	231,739
Investment Book value	143,655	103,913

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Statements of Income

	Joint Ventures (Aliança / AIX / ACT)
Summary Statements of Income:	2020	2019	2018
Net operating income	45,893	45,567	45,608
Operating costs and expenses	(44,595)	(44,325)	(58,773)
Financial income (expenses), net	708	1,030	1,334
Income and social contribution taxes	(538)	(768)	137
Net income (loss) for the year	1,468	1,504	(11,694)
Equity, according to interest held	734	752	(5,847)

c) Changes in investments

	Joint Ventures (Aliança / AIX / ACT)	Other investments	Total investments
Balance on December 31, 2018	101,302	355	101,657
Equity	752	—	752
Other comprehensive income	1,859	(17)	1,842
Balance on December 31, 2019	103,913	338	104,251
Equity	734	—	734
Other comprehensive income	39,008	440	39,448
Balance on December 31, 2020	143,655	778	144,433

(12) Property, Plant and Equipment

a) Accounting policy

It is measured at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long–term construction projects if the recognition criteria are met and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately recognized on an accrual basis. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All the other repair and maintenance costs are recognized in the statement of income as incurred.

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The present value of the expected cost for the decommissioning of property, plant and equipment items (towers and equipment on leased property) is capitalized at the cost of the respective asset matched against the provision for dismantling obligations (Note 19) and depreciated over the useful lives of the related assets, which do not exceed the lease term.

Depreciation is calculated by the straight–line method over the useful lives of assets at rates that take into account the estimated useful lives of assets based on technical analyses.

The assets’ residual values, useful lives and methods of depreciation are reviewed on a yearly basis, adjusted prospectively, if appropriate. Useful lives in terms of depreciation rates are reviewed annually by the Company.

Property, plant and equipment items are written off when sold or when no future economic benefit is expected from their use or sale. Any gains or losses arising from write-off (measured as the difference between the net disposal proceeds and the carrying amount) are recognized in the statement of income in the year in which the asset is written off.

b) Critical estimates and judgments

The accounting treatment of investment in fixed assets includes estimating the useful life period for depreciation purposes, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to the technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting the time and nature of future technological changes.

An impairment loss exists when the carrying amount of an asset or Cash–Generating Unit (“CGU”) exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation. The determination of the recoverable value of the CGU also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

c) Breakdown and changes

We present a brief description of the main items that make up fixed assets.

•	Switching and transmission media equipment: Includes switching and control centers, gateway, platforms, base radio station, microcells, minicells, repeaters, antennas, radios, access networks, concentrators, cables, TV equipment and other switching and transmission media equipment.
•	Terminal/modem equipment: Includes cellphones and modems (rent and free lease), CPCT, public telephones and other terminal equipment.
•	Infrastructure: This includes buildings, elevators, central air conditioning equipment, towers, posts, containers, energy equipment, land piping, support and protectors, leasehold improvements, etc.
•	Other fixed asset items: These include vehicles, repair and construction tools and instruments, telesupervision equipment, IT equipment, testing and measurement equipment, fixtures and other goods for general use.
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	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Balances and changes:
Balance on December 31, 2018	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects (2)	91,836	—	8,526,236	—	—	—	—	8,618,072
Additions	114,517	142,975	1,790,185	—	258,854	(20,465)	6,576,296	8,862,362
Write-offs, net (3)	(17,069)	(268)	(139,857)	(5,735)	(2,182)	3,540	(21,750)	(183,321)
Net transfers	4,265,573	1,299,368	504,010	—	88,100	—	(6,242,551)	(85,500)
Transfers of goods destined for sale (4)	(1,183)	—	(248,175)	(30,585)	(67,143)	—	(340)	(347,426)
Subletting (5)	—	—	(10,310)	—	—	—	—	(10,310)
Depreciation (Note 25)	(3,936,572)	(1,426,890)	(2,471,456)	—	(297,234)	—	—	(8,132,152)
Business combinations (Note 1 c)	—	9	343	—	10,551	(691)	—	10,212
Balance on December 31, 2019	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264
Additions	78,021	77,933	4,517,747	—	195,449	—	5,680,707	10,549,857
Write-offs, net (3)	(7,719)	(170)	(306,219)	(5,483)	(2,870)	10,751	(16,533)	(328,243)
Net transfers	3,850,578	1,276,846	341,553	—	20,857	4,732	(5,682,742)	(188,176)
Subletting (5)	—	—	(2,115)	—	—	—	—	(2,115)
Capital contribution to CyberCo Brasil (note 1.c)	(5)	—	—	—	(15,553)	(680)	—	(16,238)
Depreciation (Note 25)	(4,034,228)	(1,464,041)	(2,731,627)	—	(279,860)	—	—	(8,509,756)
Balance on December 31, 2020	25,071,961	2,476,846	13,539,403	273,029	745,076	(159,705)	2,405,983	44,352,593

Balance on December 31, 2019
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	—	(4,391,100)	—	—	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on December 31, 2020
Cost	86,709,680	20,569,803	30,633,254	273,029	5,380,579	(159,705)	2,405,983	145,812,623
Accumulated depreciation	(61,637,719)	(18,092,957)	(17,093,851)	—	(4,635,503)	—	—	(101,460,030)
Total	25,071,961	2,476,846	13,539,403	273,029	745,076	(159,705)	2,405,983	44,352,593

(1)	The Company and its subsidiaries recognized estimated losses and write-offs (when applicable) for potential obsolescence of materials used for property and equipment maintenance, based on historical experience and expected future use.
(2)	On January 1, 2019, the Company adopted IFRS 16, which requires lessees to recognize assets and liabilities arising from all leases (except short–term leases and leases of low–value assets) in the statement of financial position (Note 20). Before the leases were recognized under IAS 17 - Leases and classified in accordance with IAS 17 qualitative and quantitative criteria as operating leases (with lease payments recognized on the straight-line basis) or finance leases. The Company transitioned to IFRS 16 using the modified retrospective approach. The comparative information for prior-year periods was not restated. The adoption of this new standard gave rise to right of use assets and the corresponding lease liabilities of R$8,618,072 thousand as of January 1, 2019.
(3)	In infrastructure, includes the amounts of R$288,603 and R$105,952 as of December 31, 2020 and 2019, respectively, referring to the cancellation of lease agreements.
(4)	Refers to goods sold from the Tamboré and Curitiba (CIC) data centers, sold to a company controlled by Asterion Industrial Partners SGEIC, SA, according to the agreement entered into by the Company on May 8, 2019 and concluded with the discharge on July 24, 2019.

It also includes the assets intended for sale, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda (Note 10).
(5)	Refers to the lease for structures (towers and rooftops) in 2020 and for areas in the Curitiba data center in 2019.

d) Depreciation rates

In the years ended December 31, 2020 and 2019, the Company performed valuations of useful lives applied to its property, plant and equipment using the direct comparative method of market data.

For the year ended December 31, 2020, the results of these evaluations did not indicate the need for changes in useful life and annual depreciation rates.

For the year ended December 31, 2019, the results of these evaluations indicated the need for changes in the useful life and annual depreciation rates of some items in the asset classes and, these changes in the accounting estimate, caused an increase in depreciation expenses of R$283,552 in 2019.

The table below shows the annual depreciation rates for the years ended December 31, 2020 and 2019, except for leasing assets (presented in the Note 12.e)..

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Description
Switching and transmission equipment and media	2.50% to 25.00%
Terminal equipment / modems (1)	6.67% to 66.67%
Infrastructure	2.50% to 66.67%
Other P&E assets	10.00% to 25.00%

(1)	lending handsets, with annual depreciation rates of 25.00% to 50.00%.

e) Additional information on leases

The Company recognizes the right–of–use assets on the lease start date (that is, on the date the asset is available for use). The rights of use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any new remeasurement of lease liabilities.

The Company acts as a lessee in a significant number of lease agreements on different assets, such as structures (towers and rooftops) and the respective land where they are located; sites built in the Built to Suit (“BTS”) modality for installing antennas and other equipment and means of transmission; computer equipment; offices, shops and commercial properties. The Company applies a single recognition and measurement approach for all leases, except for short–term leases and leases of low value assets, as permitted by IFRS 16.

Below, we present the movement of leases, already included in the tables for the movement of fixed assets (Note 12.c). This information includes the amounts of leases covered by IAS 17 and the provision for dismantling for these leases.

	Switching and transmission equipment	Infrastructure	Other	Total
Annual depreciation rate (%)	5.00 to 92.31	3.13 to 92.31	20.00
Balances and changes:
Balance on December 31, 2018 (1)	186,554	189,455	10,950	386,959
Initial Adoption in January 1, 2019	91,836	8,526,236	—	8,618,072
Additions	107,108	1,696,833	—	1,803,941
Subletting (Note 12.c)	—	(10,310)	—	(10,310)
Depreciation (IAS 17)	(13,540)	(35,181)	(7,730)	(56,451)
Write-offs, net (IAS 17)	—	(2,098)	—	(2,098)
Depreciation (IFRS 16)	(25,652)	(1,857,298)	—	(1,882,950)
Cancellation of contracts	—	(105,952)	—	(105,952)
Balance on December 31, 2019	346,306	8,401,685	3,220	8,751,211
Additions	55,904	4,394,809	10,564	4,461,277
Subletting (Note 12.c)	—	(2,115)	—	(2,115)
Depreciation (IAS 17)	(13,540)	(30,277)	(3,220)	(47,037)
Write-offs, net (IAS 17)	—	(4,902)	—	(4,902)
Depreciation (IFRS 16)	(30,159)	(2,148,260)	(183)	(2,178,602)
Cancellation of contracts	(420)	(288,603)	—	(289,023)
Balance on December 31, 2020	358,091	10,322,337	10,381	10,690,809

(1)	Refers to lease amounts covered by IAS 17 and the provision for dismantling for these leases.

f) Property and equipment items pledged in guarantee

On December 31, 2020, the Company had property and equipment pledged in guarantee for lawsuits, of R$85,172 (R$81,416 on December 31, 2019).

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g) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On December 31, 2020, estimated residual value of reversible assets was R$6,711,435 (R$7,364,456 on December 31, 2019), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(13) Intangible Assets

a) Accounting policy

Intangible assets acquired separately are measured at acquisition / construction cost upon their initial recognition. The cost of an intangible asset acquired in a business combination is its fair value at the acquisition date.

After initial recognition, intangible assets are stated at acquisition and/or buildup cost, net of amortization and accumulated provision for impairment, where applicable. Intangible assets generated internally, excluding capitalized development costs, are not capitalized, and the expense is reflected in the statement of income for the year in which it is incurred.

The useful lives of intangible assets are considered finite or indefinite.

•	Intangible assets with finite useful lives are amortized over their economic useful lives under the straight–line method and are tested for impairment whenever there is any indication of impairment loss. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis.

Changes in the estimated useful life or the expected pattern of consumption of future economic benefits embodied in an asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of income in the cost/expense category consistent with the function of the intangible assets.

•	Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be justifiable. Otherwise, changes in useful life – from indefinite to finite – are carried out prospectively. Goodwill generated upon investment acquisition is treated as an intangible asset with indefinite useful lives.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and recognized in the statement of income on disposal.

b) Critical estimates and judgments

An impairment loss exists when the carrying amount of an asset or CGU exceeds its recoverable amount, which is the higher of fair value less costs to sell and value in use. The calculation of fair value less costs to sell is based on available information from sales transactions of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value in use is based on the discounted cash flow model. The recoverable amount is sensitive to the discount rate used in the discounted cash flow method, as well as the expected future cash receipts and the growth rate used for extrapolation purposes.

The Company periodically reviews the performance of the defined CGU in order to identify a possible devaluation in goodwill and other assets. The determination of the recoverable value of the CGU to which the goodwill is attributed also includes the use of assumptions and estimates and requires a significant degree of judgment and criterion.

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The accounting treatment of the investment in intangible assets includes making estimates to determine the useful life for amortization purposes, particularly for assets acquired in business combinations.

The determination of the useful lives requires estimates in relation to the expected technological evolution and the alternative use of the assets. Hypotheses related to the technological aspect and its future development imply a significant degree of analysis, since the timing and nature of future technological changes are difficult to predict.

c) Breakdown and changes

A brief description of the key intangible asset items with finite useful lives, is as follows:

•	Software: This includes licenses for software used in the Company’s operating, commercial and administrative activities.
•	Customer portfolio and trademarks: This includes intangible assets acquired through business combination.
•	Licenses: These include concession and authorization licenses, acquired from ANATEL for provision of telecommunication services. These also include licenses from business combinations.
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total
Balances and changes:
Balance on December 31, 2018	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	—	374,690	—	—	—	—	—	1,390,731	1,765,421
Write-offs, net (1)	(3,249)	(5,066)	—	—	—	(58)	—	—	(8,373)
Net transfers	—	1,314,978	—	—	—	(6)	—	(1,229,472)	85,500
Transfers of goods destined for sale (2)	—	(1,537)	—	—	—	—	—	—	(1,537)
Business combinations (Note 1 c)	—	596	—	—	—	—	—	—	596
Amortization (Note 25)	—	(1,234,949)	(500,441)	(84,205)	(964,316)	(3,729)	—	—	(2,787,640)
Balance on December 31, 2019	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952
Additions (3)	—	526,112	—	—	184,300	—	(12,230)	1,174,282	1,872,464
Write-offs, net (1)	(32,743)	(220)	—	—	—	—	—	—	(32,963)
Net transfers	—	1,211,314	—	—	—	—	—	(1,023,138)	188,176
Capital contribution to CyberCo Brasil (note 1.c)	—	(2,770)	—	—	—	—	—	—	(2,770)
Amortization (Note 25)	—	(1,420,757)	(295,267)	(84,205)	(914,411)	(3,102)	—	—	(2,717,742)
Balance on December 31, 2020	23,026,429	4,007,433	633,566	821,000	11,361,710	42,628	(12,729)	702,080	40,582,117

Balance on December 31, 2019
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	—	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	—	—	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on December 31, 2020
Cost	23,026,429	20,069,371	4,513,278	1,658,897	20,428,520	269,640	(12,729)	702,080	70,655,486
Accumulated amortization	—	(16,061,938)	(3,879,712)	(837,897)	(9,066,810)	(227,012)	—	—	(30,073,369)
Total	23,026,429	4,007,433	633,566	821,000	11,361,710	42,628	(12,729)	702,080	40,582,117

(1)	Refers to proportional write-offs refer to: (i) R$32,743 from the disposal of CyberCo Brasil’s investment (Note 1.c); and (ii) R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36.

(2)	Refers to transfers of assets from the Tamboré and Curitiba (CIC) data centers, sold for the amounts of R$419,690 to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and concluded. with the settlement on July 24, 2019.

(3)	The addition into licenses, occurred in 2020, refers to the extension of the authorization for the right to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro, granted by ANATEL on November 29, 2020 (Note 1.b)

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d) Amortization rates

The table below shows the annual amortization rates for the years ended December 31, 2020 and 2019.

Description
Softwares	20.00 % to 50.00%
Customer portfolio	12.50%
Trademarks	7.70%
Licenses	3.60% to 6.67%
Other intangible assets	20.00%

e) Goodwill

e.1) Accounting policy

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, recorded at fair value on the acquisition date, and the fair value of any non-controlling interest in the acquiree.

For each business combination, the Company measures non-controlling interests in the acquiree either at its fair value or based on its proportional share in the identifiable net assets of the acquiree. Costs directly attributable to an acquisition are recorded as expenses, as incurred.

Upon acquiring a business, the Company assesses financial assets acquired and liabilities assumed so as to classify and allocate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date, including the segregation, by the acquiree, of embedded derivatives existing in host contracts in the acquiree.

In the event a business combination is conducted in stages, the ownership interest previously held in the acquiree’s capital is reassessed at fair value on the date control is acquired, and any impacts are recognized in the statement of income.

Any contingent portion to be transferred by the acquirer shall be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent portion to be considered as an asset or liability is recognized in the statement of income.

Goodwill is initially measured as excess transferred payment amount in relation to acquired net assets (identifiable net assets acquired, and liabilities assumed). If consideration is lower than the fair value of acquired net assets, the difference must be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

When goodwill has been allocated to a CGU and part of the operation within that CGU is disposed that, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

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e.2) Goodwill breakdown

The table below shows the composition of the goodwill recorded by the Company as of December 31, 2020 and 2019.

	December 31, 2020	December 31, 2019
GVT Participações, occurred in 2015	12,837,141	12,837,141
Vivo Participações, occurred in 2011 (1)	9,124,496	9,157,239
Telefônica Televisão Participações, former Navytree, occurred in 2008	780,693	780,693
Spanish e Figueira, by the merger of Telefônica Data Brasil Holding (TDBH) in 2006	212,058	212,058
Santo Genovese Participações, Atrium Telecomunicações, which took place in 2004	71,892	71,892
Ajato Telecomunicação Ltda.	149	149
Total	23,026,429	23,059,172

(1)	The proportional write-offs refer to: (i) R$32,743 from the disposal of CyberCo Brasil’s investment (Note 1.c) in 2020; and (ii) R$3,249, made in July 2019, resulting from the sale of the Tamboré and Curitiba (CIC) data centers in 2019, pursuant to paragraph 86 of IAS 36.

(14) Impairment of Non-Financial Assets

a) Accounting policy

The Company annually reviews the net carrying amount of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. When such evidence is found, and net carrying amount exceeds recoverable amount, a provision for impairment is recorded so as to adjust the net carrying amount to the recoverable amount. The recoverable amount of an asset or a CGU is defined as the higher of value in use and net sales value.

Considering the convergence of product and service offerings, in addition, the Company’s main operating asset is a single, broadly integrated network, which is used to provide all telecommunications services to its customers, therefore, the Company defines your business as a single CGU.

Upon estimation of the value in use of an asset or cash–generating unit, estimated future cash flows are discounted at present value using a discount rate Weighted Average Cost of Capital “WACC” which reflects the weighted rate between (i) the cost of capital (including specific risks) based on the Capital Asset Pricing Model; and (ii) the debt these components being applicable to the asset or CGU before taxes.

The net fair value of sales is determined, whenever possible, based on recent market transactions between knowledgeable and interested parties with similar assets. In the absence of observable transactions in this regard, an appropriate valuation methodology is used. The calculations provided in this model are corroborated by available fair value indicators, such as prices quoted for listed entities, among other available indicators.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If the indication exists, the Company estimates the recoverable amount of the asset or the CGU.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine an asset’s or CGU recoverable amount since the last impairment loss was recognized. Any reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of income.

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The following assets have specific characteristics for impairment testing:

•	Goodwill: Goodwill is tested for impairment annually at the reporting date or earlier when circumstances indicate that the carrying amount may be impaired. Where the recoverable amount is lower than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
•	Intangible assets: Intangible assets with indefinite useful lives are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying amount may be impaired.
•	Determination of value in use: The key assumptions used to estimate value in use are: (i) revenues (projected considering the growth in customer base, growth in market revenue against GDP and the Company’s share of this market); (ii) variable costs and expenses (projected in accordance with the dynamics of the customer base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth); and (iii) capital investments (estimated considering the technological infrastructure necessary to enable the provision of services).

b) Key assumptions used in the calculation of value in use:

The value in use is mainly impacted by the following assumptions:

•	Revenue growth: is based on the observation of the historical behavior of each revenue line, as well as trends based on market analysis. The projected revenue differs between product lines and services with a tendency of growth in broadband services, IPTV and IT compared to voice services (fixed). Mobile revenues follow the market trend, including a new mix between prepaid, post and control, migrations from prepaid to post and control, price convergence and growth in data and M2M.
•	Discount rate: represents the assessment of risks in the current market. The calculation of the discount rate is based on the Company’s specific circumstances and being calculated based on the WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company investors. The cost of debt is based on loans with interest income that the Company is obliged to honor. The specific risk segment is incorporated by applying individual notably Beta factors.
•	Perpetuity growth rate reflects the Company’s condition to generate cash flow in an eternal manner. The percentage considered mainly takes into account investments over the projected period and reproduces the Company’s condition in perpetuity.

c) Sensitivity to changes in assumptions:

The Company carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test.

The following table shows the increases in/decreases in the percentage points (p.p) which were assumed for the years ended December 31, 2020 and 2019:

Changes in key assumptions	In percentage points (p.p)
Financial variables
Discount rate	+/– 0.5
Perpetuity growth rates	+/– 1.0
Operating variables
Revenues Margin	+/– 1.5

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The sensitivity analysis performed at year–end 2020 and 2019 indicates that there are no significant risks arising from possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above limits, no losses would be recognized.

d) Goodwill impairment testing

Annually, the Company assesses recoverability of goodwill carrying amounts based on the value in use and discounted cash flow method.

The process for determination of the value in use involves the use of assumptions, judgments and estimates on cash flows, such as revenue, cost and expense growth rates, estimated future investments and working capital and discount rates. The assumptions about cash flow increase projections are based on management’s estimates, market studies and macroeconomic projections. Future cash flows are discounted at the WACC rate.

Consistent with the economic analysis techniques, the assessment of value in use is made for a period of five years, and thereafter, considering the perpetuity of the assumptions based on the capacity of business continuity for an indefinite time. Management considered that the period of five years is adequate, based on its past experience in preparing cash flow projections.

The growth rate used to extrapolate projections beyond the five years period was 4.5% p.a. (nominal) in 2020 and 2019.

The estimated future cash flows were discounted at a discount rate of 11.11% and 10.22%, which before taxes are 12.54% and 11.38% in 2020 and 2019, respectively, also in nominal values.

The inflation rate for the period analyzed in the projected cash flows was 3.5% p.a. and 3.8% p.a. in 2020 and 2019, respectively.

Key assumptions were based on the Company’s historical performance and reasonable macroeconomic assumptions grounded on financial market projections, documented and approved by the Company’s management.

Based on annual impairment testing of the Company’s assets, prepared using projections considering the financial statements on December 31, 2020 and 2019, growth projections and operating results for the year ended December 31, 2020 and 2019, no impairment losses or evidence of losses were identified, since the value was in use is higher than the net carrying amount as at the assessment date.

(15) Personnel, Social Charges and Benefits

a) Accounting policy

Salaries, remunerations and profit sharing are negotiated in collective bargaining agreements, with the corresponding social charges and contributions added by the accrual basis. The profit–sharing program for employees is based on the Company’s operating and financial goals, and a provision is recognized when the assumptions for its accounting are satisfied.

Details of Telefónica’s share-based compensation plans are described in Note 29. In 2020, due to the cycle maturity of some plans, amounts were transferred from non-current to current.

Personnel costs and expenses, social charges and benefits are recorded as cost of services provided, commercial expenses or general and administrative expenses (Note 25).

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a) Breakdown

	December 31, 2020	December 31, 2019
Social charges and benefits	350,138	400,470
Profit sharing	285,079	308,918
Share-based payment plans (Note 29)	86,296	40,523
Salaries and wages	46,495	38,363
Total	768,008	788,274
Current	764,329	752,246
Non-current	3,679	36,028

(16) Trade Accounts Payable

Accounting policy

These are obligations to pay for goods, services or goods that were acquired in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective tax rate method, if applicable.

a) Breakdown

	December 31, 2020	December 31, 2019
Sundry suppliers (Opex, Capex, Services e Material)	5,741,208	5,958,280
Related parties (Note 28)	489,339	405,271
Amounts payable (operators, cobilling)	199,562	232,264
Interconnection / interlink	182,895	275,984
Total	6,613,004	6,871,799

(17) Taxes, Charges and Contributions

	December 31, 2020	December 31, 2019
Fistel (1)	671,145	—
ICMS	861,464	906,447
PIS and COFINS	221,323	331,863
Fust and Funttel	88,088	89,394
ISS, CIDE and other taxes	84,772	97,163
Total	1,926,792	1,424,867
Current	1,607,434	1,139,812
Non-current	319,358	285,055

(1)	On April 15, 2020, provisional measure 952 was published in the Official Gazette (“DOU”), extending the deadline for payment of Fistel from March 31, 2020 to August 31, 2020, with no impact additional penalty or interest. On August 12, 2020, the Company made a partial payment of R$416,475. The balance refers to the residual payment which has been suspended according to the decision of the Federal Regional Court of the First Region, published on March 18, 2020.

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(18) Dividends and Interest on Equity

a) Accounting policy

a.1) Dividends

Minimum mandatory dividends are stated in the balance sheet as legal obligations (provision in current liabilities). Dividends in excess of such minimum amount, not yet approved in the Shareholders’ Meeting, are recorded in equity as proposed additional dividends. After approval at the Shareholders’ Meeting, the dividends in excess of the mandatory minimum are transferred to current liabilities and classified as legal obligations.

a.2) Interest on equity

Brazilian legislation allows companies to pay interest on equity, which is similar to payment of dividends; however, this is deductible for income tax calculation purposes. In order to comply with Brazilian tax legislation, the Company and its subsidiaries provision, in its accounting records, the amount due to match against the financial expenses account in the statement of income for the year. For the presentation of these financial statements, that expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on equity to shareholders is subject to withholding income tax at a 15% rate.

a.3) Unclaimed dividends and interest on equity

The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.

b) Dividends and interest on equity payable

b.1) Breakdown:

	December 31, 2020	December 31, 2019
Telefónica Latinoamérica Holding	837,113	787,823
Telefónica	1,021,474	948,662
SP Telecomunicações Participações	660,012	598,064
Telefónica Chile	1,849	1,667
Non-controlling interest	1,345,550	1,251,201
Total	3,865,998	3,587,417

b.2) Changes:

Balance on December 31, 2018	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	3,199,800
Unclaimed dividends and interest on equity	(82,898)
Payment of dividends and interest on equity	(6,176,842)
IRRF on shareholders exempt/immune from interest on equity	5,757
Balance on December 31, 2019	3,587,417
Supplementary dividends for 2019	2,195,575
Interim interest on equity (net of IRRF) and dividends	3,435,500
Unclaimed dividends and interest on equity	(99,788)
Payment of dividends and interest on equity	(5,259,367)
IRRF on shareholders exempt/immune from interest on equity	6,661
Balance on December 31, 2020	3,865,998
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For purposes of the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

(19) Provision and Contingencies

Accounting policy

Provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, when it is probable that economic benefits are required to settle the obligation and a reliable estimate of the value of the obligation can be made. Provision is restated at the balance sheet date considering the likely amount of loss and the nature of each provision.

Provision amounts for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provision for civil, labor, tax and regulatory contingencies.

Judicial deposits are classified as assets given that the conditions required for their net presentation with provision do not exist.

Provision for civil, labor, tax and regulatory legal claims

The Company and its subsidiaries are parts to administrative; labor, tax, civil and regulatory claims, and accounting provision amounts have been recorded in respect of claims whose likelihood of loss was classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the opinion of outside legal counsel. Provision is reviewed and adjusted considering changes in existing circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Provision for decommissioning of assets

Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) in the same condition as these were found at the time of execution of the initial lease agreement.

These costs are provisioned as the present value from amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre–tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate.

Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognized in business combination is initially measured at fair value.

Refers to contingent liabilities from the Purchase Price Allocation (PPA) on acquisition of the controlling interest of Vivo Participações in 2011 and GVTPart. in 2015.

b) Critical estimates and judgments

The obligation arising from the provisions can be legal or constructive, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company or its subsidiaries will assume certain responsibilities. The determination of the provision is based on the best estimate of the disbursement required to settle the corresponding obligation, considering the information available as at the closing date, including the opinion of independent experts, such as legal advisors.

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c) Information on provisions and contingencies

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for decommissioning are as follows:

	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for de–commissioning	Total
Balance on December 31, 2018	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Initial adoption IFRC 23 (Note 7)	—	(68,945)	—	—	—	—	(68,945)
Additions (reversal), net (Note 26)	152,105	32,719	364,008	93,634	(16,986)	(90,159)	535,321
Other additions (reversal) (1)	(5,709)	—	(2,381)	—	—	(4,191)	(12,281)
Write-offs due to payment	(485,539)	(364,992)	(833,579)	(43,068)	—	—	(1,727,178)
Interest accruals	99,526	25,270	264,590	72,954	21,433	57,591	541,364
Business combinations (Note 1 c)	7,805	—	7	—	—	—	7,812
Balance on December 31, 2019	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 26)	126,167	122,419	374,464	69,486	(18,631)	(7,306)	666,599
Other additions (reversal) (1)	6,390	—	(6,020)	—	—	(236,598)	(236,228)
Write-offs due to payment	(287,028)	(24,763)	(575,484)	(39,782)	—	—	(927,057)
Interest accruals	106,307	125,647	281,543	31,891	10,154	15,857	571,399
Balance on December 31, 2020	499,710	1,799,252	871,951	1,207,331	823,245	408,642	5,610,131
Balance on December 31, 2019
Current	236,130	—	113,307	25,008	—	—	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973
Balance on December 31, 2020
Current	176,582	—	180,965	60,055		51	417,653
Non-current	323,128	1,799,252	690,986	1,147,276	823,245	408,591	5,192,478

(1)	Provision for decommissioning refers to the reversal resulting from the review of costs for dismantling technical sites. The effects of this reversal were recognized against property, plant and equipment.

c.1) Labor provision and contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	499,710	547,874
Possible losses	1,435,790	452,070

Labor provision and contingencies involve lawsuits filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The variation of R$983,720 in possible contingencies was due to new actions and revaluations that occurred in the period, due to the progress of the lawsuits.

The Company is also a defendant in lawsuits filed by retired former employees, linked to the Retirement Medical Assistance Plan (“PAMA”), which require, among other things, the annulment of changes in the medical plan. There are currently four actions underway with this object. All are in an advanced stage, awaiting judgment by the Superior Courts, two of which remain in the Labor Court and two have been referred to the Civil Court, with

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favorable decisions. The Company’s management, based on the opinion of its legal advisors and recent court rulings, considers these actions to be of possible risk. No amount was attributed to these actions due to the nature of the requests (cancellation of changes to health plans), since, at this moment, in the event of loss, there is no way to estimate the loss for the Company. Therefore, no loss amounts were provisioned for these lawsuits.

In addition, the Company is a party to Public Civil Actions filed by the Public Prosecution Service. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the outsourcing to be legally valid, including core activities, enabling the subsidiary to provide services. As a result of this decision, most of the Public Civil Actions have already had decisions based on the legality of outsourcing in the analyzed contract and the consequent filing of the processes. However, awaiting judgment of the motion for clarification to clarify the scope of said decision, including for cases that have already been res judicata, an opportunity in which the application of said decision will be evaluated in each of the residual processes in which the topic is discussed. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

c.2) Tax provision and contingencies

The Company and its subsidiaries are defending various assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels. Management, supported by the position of its legal advisors, believes that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For cases in which the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50% a provision is recognized. Details of above cases are disclosed in Note 7 (d).

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	1,799,252	1,575,949
Federal	622,246	573,229
State	625,019	466,164
Municipal	37,506	34,915
FUST	514,481	501,641
Possible losses	29,368,422	26,104,867
Federal	3,257,998	2,233,733
State	17,447,000	15,460,028
Municipal	754,827	669,114
FUST, FUNTTEL and FISTEL	7,908,597	7,741,992

c.2.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable in the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (vi) ex–tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

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State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation discounts to customers.

Municipal taxes

The Company and/or its subsidiaries are party to municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors’ services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

c.2.2) Possible losses – tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) are possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the “Plano Verão” and the “Plano Bresser”; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) meals to employees, withholding of 11% (assignment of workforce); (d) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; and (e) PLR (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value–added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company’s establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company (included in the 2020 financial year).

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside São Paulo state paid to São Paulo state; (iv) co–billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF” – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) new tax register bookkeeping without prior authorization by tax authorities; (xxi) advertising services; (xxii) unmeasured services; and (xxiii) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

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Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value–added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full–time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST”)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2020, the consolidated amount involved totaled R$4,399,325 (R$4,411,759 on December 31, 2019).

Fund for Technological Development of Telecommunications (“FUNTTEL”)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On December 31, 2020, the consolidated amount involved totaled R$764,655 (R$723,105 on December 31, 2019).

Telecommunications Inspection Fund (“FISTEL”)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On December 31, 2020, the consolidated amount involved totaled R$2,744,617 (R$2,607,128 on December 31, 2019).

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c.3) Civil provision civil contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	871,951	797,448
Possible losses	3,374,200	3,495,010

c.3.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On December 31, 2020, the consolidated amount involved totaled R$290,993 (R$297,641 on December 31, 2019).
•	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On December 31, 2020, the consolidated amount involved totaled R$240,810 (R$211,865 on December 31, 2019).
•	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On December 31, 2020, the consolidated amount involved totaled R$340,148 (R$287,942 on December 31, 2019).

c.3.2) Possible losses – civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•	Collective Action filed by SISTEL Participants’ Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior “status quo”. This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals’ decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.
•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin–off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin–off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun–off collection related to telecommunications operators of the former Telebrás System.
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•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor’s Office. The Company is also party to other claims of several types related to the ordinary course of business. On December 31, 2020, the consolidated amount totaled R$3,374,200 (R$3,495,010,626 on December 31, 2019).
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark “Bina”. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination, which is ongoing. Management is unable to reasonably estimate the liability with respect to this claim as the expertise is in its early stages.

•	The Company and other wireless carriers are currently defendants in two class actions brought by the Public Prosecutor’s Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company believes that its criteria for the period determination comply with ANATEL standards. In relation to these two ongoing lawsuits, there are appeals pending judgment by the Regional Federal Court (“TRF”) and the Superior Tax Court (“STJ”) filed by the opposing parties, due to the favorable decision obtained by the Company. The other lawsuits, already closed, had decisions in favor of the interests of the Company that have been final and unappealable.

c.4) Regulatory provision and contingencies

	Amounts involved
Nature/Degree of Risk	December 31, 2020	December 31, 2019
Provisions	1,207,331	1,145,736
Possible losses	5,617,806	5,645,107

c.4.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

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c.4.2) Possible losses – regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks in the regulatory contingency portfolio include:

•	Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company’s view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. Because of differences in interpretation, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.
•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$211,576. On December 31, 2020 and 2019, amount including interest and indexation accruals was approximately R$485,828 and R$475,151, respectively. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL’s error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation. The lawsuit is in the lower court and currently awaits judgment, after the Company presents an expert report to support arguments to reduce the fine.
•	Arbitration Procedure No. 24690 / PFF is in progress, which is being processed at the International Chamber of Commerce (“CCI”). The procedure was proposed by “Nextel Telecomunicações Ltda.” for “Telefônica Brasil S.A.”, and addresses divergence in Industrial Exploration and Network Sharing Contracts (Ran Sharing) signed between the parties. On December 31, 2020, the amount of the procedure is estimated at R$257,653. The parties entered into an agreement involving the issues in dispute and are awaiting approval of the agreement by the Arbitral Tribunal

d) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

	December 31, 2020	December 31, 2019
Judicial deposits and garnishments	2,944,378	3,670,885
Letters of guarantee	2,509,089	2,608,463
Property and equipment	85,172	81,416
Total	5,538,639	6,360,764

On December 31, 2020, in addition to the guarantees presented above, the Company and its subsidiaries had amounts under short–term investment withheld by courts (except for loan–related investments) in the consolidated amount of R$46,280 (R$50,554 on December 31, 2019).

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(20) Loans, Financing, Debentures and Leases

a) Accounting policy

These are financial liabilities measured initially and recognized by fair value, net of costs incurred to obtain them and subsequently measured by amortized cost (plus pro–rata charges and interest), considering the effective interest rate of each operation, or by fair value through profit or loss.

They are classified as current unless the Company has the unconditional right to settle the liability for at least 12 months after the closing date of the year.

Borrowing costs directly related to the acquisition, construction or production of an asset that necessarily requires more than 18 months to be completed for use or sale purposes are capitalized as part of the cost of the corresponding asset. The Company did not capitalize borrowing and financing costs and debentures due to the absence of qualifying assets.

All other costs of loans, financing, debentures and leases are recorded in expense in the period in which they are incurred. The costs of loans, financing and debentures comprise interest and other costs incurred.

b) Breakdown

	Information on December 31, 2020				December 31, 2020			December 31, 2019
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Financial institutions (b.1)					61	51	112	23,865	24,985	48,850
PSI	R$	2.5% to 5.5%	Jan–23	(1)	61	51	112	8,847	112	8,959
BNB	R$	7.06% to 10%	Aug–22	(2)	–	–	–	15,018	24,873	39,891
Suppliers (b.2)	R$	114.6% to 149.0% of CDI	Dec–21		375,700	–	375,700	996,177	97	996,274
Debentures (b.3)					1,044,668	999,908	2,044,576	1,077,183	2,027,167	3,104,350
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul–21	(3)	29,352	–	29,352	28,366	28,366	56,732
5th issue	R$	108.25% of CDI	Feb–22	(3)	1,015,316	999,908	2,015,224	44,504	1,998,801	2,043,305
6th issue	R$	100% of CDI + 0.24%	Nov–20	(3)	–	–	–	1,004,313	–	1,004,313
Leases (b.4)	R$	7.69% / IPCA			2,262,043	8,556,735	10,818,778	2,029,265	7,161,886	9,191,151
Contingent consideration (b.5)	R$	Selic			–	–	–	–	484,048	484,048
Total					3,682,472	9,556,694	13,239,166	4,126,490	9,698,183	13,824,673

Guarantees:
(1)	Pledge of financed assets.
(2)	Bank guarantee provided by Banco Safra in an amount equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. On December 31, 2019, the balance of this liquidity fund was R$13,212.
(3)	Unsecured.

b.1) Loans and financing – Financial Institutions

Some financing agreements with the financial institutions have lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

b.2) Financing – Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 114.6% to 149.0% of the CDI (109.2% to 122.5% of the CDI on December 31, 2019).

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b.3) Debentures

The following is a summary of the debentures in effect on December 31, 2020.

		Amounts
	Issue	Issued	Outstanding	Issue value
1st issue – Minas Comunica	Dec-07	5,550	5,550	55,500
5th issue	Feb-17	200,000	200,000	2,000,000

The payment of principal of R$1,000,000 plus interest on the 5th issue (VIVT15) occurred on February 8, 2021.

Transaction costs in connection with the 5th issue, totaling R$1,376 on December 31, 2020 (R$2,550 on December 31, 2019, with the 5th and 6th issues), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

b.4) Leases

On the lease start date, the Company recognizes lease liabilities measured at the present value of lease payments to be made during the lease term. After the start date, the value of the lease liability is increased to reflect the increase in interest and reduced for lease payments made.

Short–term lease and low–value lease payments are recognized as an expense using the straight–line method over the lease term.

The Company has agreements classified as lease agreements as a lessee: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit (“BTS”) sites to install antennas and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network, offices, stores and commercial properties. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

Below, we present the balances of the lease amounts payable:

	December 31, 2020	December 31, 2019
Nominal value payable	13,526,001	10,932,789
Unrealized financial expenses	(2,707,223)	(1,741,638)
Present value payable (1)	10,818,778	9,191,151
Current	2,262,043	2,029,265
Non-current	8,556,735	7,161,886

(1)	On December 31, 2020 and 2019, the present value of balances payable, included R$1,470,508 and R$480,381, respectively, referring to lease agreements with Telefónica Group companies (Note 28).

The following is a schedule of the amounts payable on leases on December 31, 2020:

Year
2021	2,262,043
2022	2,270,112
2023	2,118,655
2024	1,551,657
2025	925,972
2026 onwards	1,690,339
Total	10,818,778
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The weighted annual interest rate on lease contracts on December 31, 2020 is 7.69%, with an average maturity of 6.15 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company’s intrinsic risk spread.

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company’s risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company’s incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on December 31, 2020 and 2019.

b.5) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013. If these funds are realized (being reimbursed, refunded, or via netting), it would be returned to Vivendi, as long as they are obtained in a final unappealable decision. The deadline for this return was up to 15 years and this amount was subject to monthly restatement at the SELIC rate.

On July 13, 2020, the 2nd Federal Court of Maringá – PR, issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, corresponding to the tax benefit of goodwill from the mergers of subsidiaries.

As a result of the decision mentioned above, in September 2020, the Company redeemed the judicial deposit and paid Vivendi the amount of R$349,794, monetarily restated, net of costs, expenses and taxes incurred, directly attributable to the reimbursement of such amount.

c) Repayment schedule

Below, we present the breakdown by year of maturity of non-current amounts of loans, financing, debentures and leases as of December 31, 2020.

Year	Loans and financing – financial institutions	Financing – suppliers	Debentures	Leases	Total
2022	47	–	999,908	2,270,112	3,270,067
2023	4	–	–	2,118,655	2,118,659
2024	–	–	–	1,551,657	1,551,657
2025	–	–	–	925,972	925,972
2026 onwards	–	–	–	1,690,339	1,690,339
Total	51	–	999,908	8,556,735	9,556,694

d) Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item a), is characterized as non-compliance with covenants (analyzed on a quarterly, half–yearly or yearly basis), being a breach of a contractual clause, resulting in the early maturity of the contract.

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On December 31, 2020 and 2019, the Company was in compliance with all economic and financial indices.

e) Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations are as follows:

	Loans and financing	Debentures	Leases	Financing – suppliers	Contingent consideration	Total
Balance on December 31, 2018	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 on January 1, 2019	—	—	8,618,072	—	—	8,618,072
Additions	—	—	1,803,941	967,313	—	2,771,254
Government grants (Note 21)	15,787	—	—	—	—	15,787
Financial charges (Note 27)	111,013	197,386	457,985	45,940	18,362	830,686
Issue costs	—	1,400	—	—	—	1,400
Foreign exchange variation (Note 27)	(1,104)	—	—	—	—	(1,104)
Write-offs (cancellation of contracts)	—	—	(107,213)	—	—	(107,213)
Write-offs (payments)	(1,659,416)	(268,346)	(1,974,661)	(541,223)	—	(4,443,646)
Balance on December 31, 2019	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673
Additions	—	—	4,828,542	370,538	—	5,199,080
Financial charges (Note 27)	1,879	87,635	526,127	26,620	6,555	648,816
Issue costs	—	1,376	—	—	—	1,376
Costs and expenses incurred	—	—	—	—	(40,708)	(40,708)
Write-offs (cancellation of contracts)	—	—	(315,291)	—	—	(315,291)
Write-offs (payments)	(50,617)	(1,148,785)	(3,411,751)	(1,017,732)	(449,895)	(6,078,780)
Balance on December 31, 2020	112	2,044,576	10,818,778	375,700	—	13,239,166

f) Additions and payments

The following is a summary of the inflows and payments that occurred during the years ended December 31, 2020 and 2019.

	December 31, 2020				December 31, 2019
		Write-offs (payments)				Write-offs (payments)
	Additions	Principal	Financial charges	Total	Additions	Principal	Financial charges	Total
Loans and financing	—	(48,645)	(1,972)	(50,617)	—	(1,564,258)	(95,158)	(1,659,416)
BNDES / PSI	—	(8,849)	(111)	(8,960)	—	(1,549,335)	(91,939)	(1,641,274)
BNB	—	(39,796)	(1,861)	(41,657)	—	(14,923)	(3,219)	(18,142)
Debêntures	—	(1,025,583)	(123,202)	(1,148,785)	—	(66,830)	(201,516)	(268,346)
1st issue – Minas Comunica	—	(25,583)	(1,995)	(27,578)	—	(25,583)	(1,761)	(27,344)
4th issue	—	—	—	—	—	(41,247)	(1,650)	(42,897)
5th issue	—	—	(88,819)	(88,819)	—	—	(135,242)	(135,242)
6th issue	—	(1,000,000)	(32,388)	(1,032,388)	—	—	(62,863)	(62,863)
Financing – Suppliers	370,538	(970,029)	(47,703)	(1,017,732)	967,313	(506,407)	(34,816)	(541,223)
Contingent consideration		(344,217)	(105,678)	(449,895)	—	—	—	—
Leases (1)	4,828,542	(2,909,214)	(502,537)	(3,411,751)	10,422,013	(1,559,165)	(415,496)	(1,974,661)
Total	5,199,080	(5,297,688)	(781,092)	(6,078,780)	11,389,326	(3,696,660)	(746,986)	(4,443,646)

(1) Additions include the amount of the initial adoption of IFRS 16 on January 1, 2019.

(21) Deferred Income

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	December 31, 2020	December 31, 2019
Contractual liabilities (costumers contracts) (1)	529,179	499,035
Disposal of PP&E (2)	107,367	94,383
Government grants (3)	50,474	61,613
Other (4)	59,224	63,051
Total	746,244	718,082
Current	506,806	506,181
Non-current	239,438	211,901

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.
(3)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

The amount estimated by the Company as received by employees as emergency benefits paid directly to employees, by the Federal Government (MP No. 936), in the amount of R$34,590, for the months of May to December 2020, deducted from personnel costs and expenses (Note 25).

Changes in contractual liabilities (contracts with customers), mainly related to the sale of prepaid credits in the years ended December 31, 2020 and 2019:

Balance on December 31, 2018	532,207
Additions	6,762,607
Write-offs, net	(6,795,779)
Balance on December 31, 2019	499,035
Additions	6,901,785
Write-offs, net	(6,871,641)
Balance on December 31, 2020	529,179
Current	479,728
Non-current	49,451

Below, we present the expected periods of realization of contractual liabilities.

Year
2021	479,728
2022	15,824
2023	3,499
2024	8,089
2025	8,089
2026 onwards	13,950
Total	529,179

(22) Other Liabilities

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	December 31, 2020	December 31, 2019
Surplus from post-employment benefit plans (Note 30)	954,581	1,155,067
Liabilities with ANATEL (1)	523,606	300,119
Third-party withholdings (2)	219,169	222,056
Amounts to be refunded to customers	44,973	43,794
Liabilities with related parties (Note 28)	33,831	30,114
Other liabilities	48,646	36,781
Total	1,824,806	1,787,931
Current	406,831	365,192
Non-current	1,417,975	1,422,739

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP in the State of Rio de Janeiro, granted by ANATEL on November 29, 2020 (Notes 1.b and 12).
(2)	This refers to payroll withholdings and taxes withheld from pay–outs of interest on equity and on provision of services.

(23) Equity

a.1) Conversion of preferred shares to common shares

At the Extraordinary General Meeting (“AGE”) of the Company, held on October 1, 2020, the following were approved: (i) the conversion of the total of 1,119,340,706 (one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six) preferred shares issued by the Company in common, registered, book–entry shares with no par value, in the proportion of 1 (one) common share for each 1 (one) preferred share converted, with extinction of the preferred shares (“Conversion”); (ii) the amendment and / or exclusion of article 4, caput and paragraphs, article 5, caput, article 7, caput and single paragraph, article 9, caput and single paragraph, article 10, caput and items (i), (ii ) and (iii) and article 14, caput, of the Company’s Bylaws; and (iii) the consolidation of the Company’s Bylaws.

Also, on October 1, 2020, AGESP ratified: (i) the Conversion; and (ii) the amendment to article 9, caput and sole paragraph, of the Company’s Bylaws, pursuant to article 136, first paragraph, of Law 6,404 / 76 (“Lei das S.A.”).

Pursuant to articles 136, items II and 137, item I, of the Brazilian Corporation Law, in view of the ratification of the Conversion by AGESP, the shareholders holding preferred shares issued by the Company who: (i) dissented from the resolution taken at AGESP; (ii) abstained from voting on the resolution taken at AGESP; or (iii) did not attend AGESP, had the right to withdraw from the Company, through the reimbursement of the value, of all or part of their shares, except for the provisions of article 137, third paragraph, of the Brazilian Corporation Law. the publication of the minutes took place on October 2, 2020, and the next subsequent business day was October 5, 2020, the period of 30 (thirty) days for exercising the withdrawal right started on October 5, 2020 (inclusive) and ended on November 3, 2020 (inclusive).

The shareholders who, evidently, were holders of shares issued by the Company since March 9, 2020 (inclusive), the date of the disclosure of the Material Fact that initially dealt with the Conversion, were able to exercise the right of withdrawal exercise of the effective right.

The amount of reimbursement per preferred share paid as a result of exercising the right to withdraw was determined based on (i) the Company’s shareholders’ equity in the financial statements for the fiscal year ended on December 31, 2019, duly approved by the General Meeting Company’s Ordinary Meeting held on May 28, 2020 (“AGM”); and (ii) the number of common and preferred shares, excluding treasury shares, corresponded to R$41.72 (forty–one reais and seventy–two cents) per share. The amount equivalent to the amount of complementary dividends declared by the Company at the AGM was deducted from the reimbursement value per share, since the declared dividends amounted to the profit account and, therefore, the book value per share on December 31, 2019 Considering that the Company’s share capital was divided into 1,688,693,776 (one billion, six hundred and eighty–eight million, six hundred and ninety–three thousand, seven hundred and seventy–six) shares (including common and preferred shares and excluding treasury shares), the reimbursement amount to be paid to dissenting shareholders, corresponding to the adjusted shareholders’ equity, was R$40.38 (forty reais and thirty–eight cents) per preferred share. Regarding the reimbursement amount, there was no type of monetary correction or adjustment on this amount, as well as any fractions of cents were disregarded.

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As a result of the right to withdraw from the Conversion described above, on November 19, 2020, the Company paid R$32 to shareholders who exercised the right to withdraw, representing 805 preferred shares.

On November 23, 2020, the Company issued a material fact, communicating to its shareholders and the market in general that, as of this date: (i) the preferred shares issued by the Company will no longer be traded, due to the conversion of the all preferred shares in common shares; and (ii) only common shares of its issue will be traded, under the ticker “VIVT3”. With the completion of the aforementioned share conversion, the Company proceeded with the conversion of the American Depositary Receipt (ADR) program registered with the Securities and Exchange Commission (“SEC”), and it is expected that, as of this date, the Stock Exchange of New York (“NYSE”) suspend the trading of ADRs backed by preferred shares and start trading ADRs backed by common shares in the “when issued” format under the ticker “VIV WI” and, from November 30, 2020 , in the “regular way” format, under the “VIV” ticker.

For the effective implementation of the conversion of shares, a voting agreement was signed between the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda. and, as the consenting intervening party, the Company, in order to comply with the provisions of items a.1 and a.2 of ANATEL Judgment 430, of August 11, 2020.

a.2) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares. The Board of Directors is the competent body to decide on any increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law (Law nº 6404/76, Article 166, item IV) – establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to the number of shares they own. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as, enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

Subscribed and paid–in capital on December 31, 2020 and 2019 amounted to R$63,571,416.

After the processes of: (i) conversion of preferred shares into common shares; (ii) share buyback program; and (iii) exercise of the right to dissent from the conversion of preferred shares into common shares, on December 31, 2020 the capital started to be represented by shares, all common, book–entry and without par value, distributed as follows:

	Total
Shareholders	Number	%
Controlling Group	1,244,241,119	73.58%
Telefónica Latinoamérica Holding, S.L.	407,279,213	24.09%
Telefónica	503,329,803	29.76%
SP Telecomunicações Participações	332,695,590	19.67%
Telefónica Chile	936,513	0.06%
Other shareholders	443,933,052	26.25%
Treasury Shares	2,810,752	0.17%
Total shares	1,690,984,923	100.00%
Treasury Shares	(2,810,752)
Total shares outstanding	1,688,174,171
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b) Capital reserves

b.1) Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders (SP Telecomunicações Participações) after the tax credits are realized under the terms of CVM Ruling No. 319/99.

The balance of this account on December 31, 2020 and 2019 totaled R$63,074.

b.2) Other capital reserves

The breakdown on December 31, 2020 and 2019 was as follows.

	December 31, 2020	December 31, 2019
Excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date (1)	2,735,930	2,735,930
Cancelation of treasury shares according to the Special Shareholders’ Meeting (SGM) of 3/12/15 (2)	(112,107)	(112,107)
Direct costs of capital increases (3)	(62,433)	(62,433)
Incorporation of shares of GVTPart. (4)	(1,188,707)	(1,188,707)
Effects of the acquisition of Lemontree and GTR by Company and Tglog by TData (5)	(75,388)	(75,388)
Preferred shares delivered referring to the judicial process of expansion plan (6)	2	2
Effects of the acquisition of Terra Networks by TData (7)	(59,029)	(59,029)
Effects of the acquisition of TIS by Terra Networks (8)	(48,135)	(48,135)
Effects of the acquisition and sale of CyberCo Brasil (9)	39,521	—
Other	76	76
Total	1,229,730	1,190,209

(1)	It referes the excess of the value in the issue or capitalization, in relation to the basic value of the share on the issue date.
(2)	The cancellation of 2,332,686 shares issued by the Company, held in treasury, approved at the Special Shareholders’ Meeting held on March 12, 2015.
(3)	The value refers direct costs (net of taxes) of Company capital that increased on April 30,2015, arising from the Primary Offering of Shares.
(4)	The value refers the difference between the economic values that comes from the merger of shares owned by GVTPart, issued on the transaction closing date.
(5)	Regarding the effects of the acquisition of shares of non-controlling shareholders that, with the adoption of IFRS 10, 35 and 36. It would be recorded in equity when there is no change in the shareholding control.
(6)	It refers about the effects of write-offs due to the transfer of 62 preferred shares in treasury to outstanding shares, for compliance with judicial process decisions in which the Company is involved regarding rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.
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(7)	The effects refer the acquisition of Terra Networks by TData, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired.
(8)	The effects refer the acquisition of TIS by Terra Networks, related to the difference between the consideration given in exchange for the equity interest obtained and the value of the net assets acquired (Note 1 c).
(9)	Refers to the effects on the Company and on a subsidiary, due to the acquisition and sale of CyberCo Brasil, referring to the difference between the consideration received in exchange for the alienated shareholding (Note 1.c).

b.3) Treasury shares

These are equity instruments that are repurchased and recognized at cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of income on the purchase, sale, issue or cancellation of the equity instruments of the Company. Any difference between the book value and the consideration is recognized in other capital reserves.

The Company’s shares held in treasury whose balance is resulting: (i) from the exercise of the right to withdraw from the Company’s common and preferred shareholders, who expressed their dissent regarding the acquisition of GVTPart.; (ii) the exercise of the right to withdraw from the holders of preferred shares of the Company who expressed their dissent from the process of converting the Company’s preferred shares into common shares; (iii) the acquisition of preferred shares in the financial market in accordance with the share buyback program; and (iii) transfers of preferred shares, related to compliance with court decisions in which the Company is involved, which deals with rights to the complementary receipt of shares calculated in relation to network expansion plans after 1996.

During the year of 2020, 519,605 shares were acquired, of which 232,805 preferred shares and 286,800 common shares, in the total amount of R$22,721, resulting from the right of withdrawal in the conversion of preferred shares to common shares and through the Share Repurchase Program of the Company.

The balance of this account on December 31, 2020 totaled R$110,541, consisting of 2,810,752 common shares (on December 31, 2019 totaled R$87,820, consisting of 2,290,164 common shares and 983 preferred shares).

c) Income reserves

c.1) Legal Reserve

This reserve is obligatorily constituted by the Company on the basis of 5% of net income for the year, up to 20% of the paid–in capital stock. The legal reserve may only be used to increase share capital and to offset accumulated losses.

c.2) Expansion and Modernization Reserve

This reserve is constituted based on the capital budget, whose purpose is to guarantee the expansion of the network capacity to meet the Company’s increasing demand and guarantee the quality of service rendering. In accordance with Article 196 of Law No. 6404/76, the capital budget will be submitted for appreciation and approval by the Annual Shareholders’ Meeting. On May 28, 2020, the Company’s Annual General Meeting (“AGM”) approved the allocation of the result for the 2019 fiscal year, including the reversal of the 2018 reserve in the amount of R$1,700,000 and the constitution of a new 2019 reserve in the amount of R$600,000. In 2020, the 2019 reserve was reversed in the amount of R$600,000, which will be submitted for appreciation and approval by the AGM, scheduled to be held on April 15, 2021.

c.3) Tax Incentives

The Company has State VAT (ICMS) tax benefits in the states of Minas Gerais and Espírito Santo, relating to tax credits approved by the relevant bodies of said states, in connection with investments in the installation of SMP support equipment, fully operational, in accordance with the rules in force, ensuring that the localities listed in the call for bid be included in the SMP coverage area. The portion of profit subject to the incentive was excluded from dividend calculation and may be used only in the event of capital increase or loss absorption.

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c.4) Changes of income reserves

The amounts of the income reserves are distributed as follows:

	Legal reserve	Expansion and Modernization Reserve	Tax incentives	Total
Balance on December 31, 2018	2,584,757	1,700,000	39,413	4,324,170
Reversal of reserves	—	(1,700,000)	—	(1,700,000)
Recording of reserves	250,051	600,000	18,166	868,217
Balance on December 31, 2019	2,834,808	600,000	57,579	3,492,387
Reversal of reserves	—	(600,000)	—	(600,000)
Recording of reserves	238,526	—	18,766	257,292
Balance on December 31, 2020	3,073,334	—	76,345	3,149,679

d) Dividend and interest on equity (IOE)

d.1) Additional dividends proposed for 2019

On May 28, 2020, the AGM approved the allocation of proposed additional dividends for 2019, not yet distributed, amounting to R$2,195,575 to the holders of common and preferred shares that were registered in the Company’s records at the end of the day of the Ordinary General Meeting. The amount was paid on December 9, 2020.

d.2) Remuneration to shareholders

The dividends are calculated in accordance with the Company Articles of Incorporation and the Corporation Law.

The table below shows the calculation of dividends and interest on equity for 2020 and 2019:

	2020	2019
Net income for the year	4,770,527	5,001,014
Allocation to legal reserve	(238,526)	(250,051)
(–) Tax incentives – not distributable	(18,766)	(18,166)
Adjusted net income	4,513,235	4,732,797

Dividend and IOE distributed for the year:	(3,830,000)	(3,588,000)
Interest on equity (gross)	(2,630,000)	(2,588,000)
Interim dividends	(1,200,000)	(1,000,000)
Balance of unallocated net income	683,235	1,144,797

(+) Reversal special reserve for modernization and expansion	600,000	1,700,000
(+) Unclaimed dividends and interest on equity	99,788	82,898
(+-) Actuarial gains (losses) recognized and effect of limitation of surplus plan assets, net of taxes and other changes	204,495	(132,120)
Income available to be distributed	1,587,518	2,795,575
Proposal for Distributions:
Special reserve for modernization and expansion	—	600,000
Additional proposed dividends	1,587,518	2,195,575
Proposed additional dividends – Net income for the year	987,518	495,575
Proposed additional dividends – Based on prior year’s net income, referring to the reversal of the special reserve for expansion and modernization	600,000	1,700,000
Total	1,587,518	2,795,575
Mandatory minimum dividend – 25% of adjusted net income	1,128,309	1,183,199
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The proposal to management of the 2020 financial year that is presented above will be submitted to the annual general meeting to be held in 2021.

Total proposed for deliberation – per share	2020	2019
Common shares	0.940376	1.219339
Preferred shares	–	1.341273

In 2020 and 2019, the Company allocated interim dividends and interest on equity, which were allocated to mandatory minimum dividends, as follows:

2020

	Dates			Gross Amount			Net Value			Amount per Share, Net
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
IOE	02/14/20	02/28/20	Until 12/31/21	85,373	184,627	270,000	72,567	156,933	229,500	0.12745554999	0.14020110499
IOE	03/19/20	03/31/20	Until 12/31/21	47,430	102,570	150,000	40,315	87,185	127,500	0.07080863888	0.07788950277
IOE	06/17/20	06/30/20	Until 12/31/21	284,578	615,422	900,000	241,891	523,109	765,000	0.42485183332	0.46733701665
IOE	09/17/20	09/28/20	Until 12/31/21	205,528	444,472	650,000	174,699	377,801	552,500	0.30683743517	0.33752117869
IOE	11/16/20	11/27/20	Until 12/31/21	400,000	–	400,000	340,000	–	340,000	0.20136681027	–
IOE	12/15/20	12/28/20	Until 12/31/21	260,000	–	260,000	221,000	–	221,000	0.13091066301	–
Dividends	12/15/20	12/28/20	Until 12/31/21	1,200,000	–	1,200,000	1,200,000	–	1,200,000	0.71082712946	–
Total				2.482.909	1.347.091	3,830,000	2,290,472	1,145,028	3,435,500

2019

	Dates			Gross Amount			Net Value			Amount per Share, Net
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred
IOE	02/15/19	02/28/19	08/18/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	08/18/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	08/18/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
IOE	12/19/19	12/30/19	08/18/20	110,669	239,331	350,000	94,069	203,431	297,500	0.16522015740	0.18174217314
Dividends	12/19/19	12/30/19	08/18/20	316,198	683,802	1,000,000	316,198	683,802	1,000,000	0.55536187362	0.61089806098
Total				1,134,517	2,453,483	3,588,000	1,011,769	2,188,031	3,199,800

The amounts of IOE are calculated and presented net of Withholding Income Tax (“IRRF”). Exempt shareholders received the full IOE amount, without withholding income tax at source.

Until November 22, 2020, the date on which preferred shares were closed, the Company’s capital was divided into preferred and common shares. Preferred shares were not entitled to vote, except in the cases provided for in articles 9 and 10 of the previous Bylaws, being guaranteed priority in the reimbursement of capital, without premium and in the receipt of a dividend 10% higher than that attributed to each common share , as provided in article 7 of the Company’s Bylaws and in item II of paragraph 1 of article 17 of Law No. 6,404/76.

Dividends and interest on capital decided on the credit date as of November 23, 2020, contemplate the effects of converting preferred shares into common shares (Note 23 a.1).

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d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation three years, as from the initial payment date. The Company reverses the amounts of unclaimed dividends and IOE to equity once the statute of limitation occurred.

For the years ended December 31, 2020 and 2019, the Company reversed unclaimed dividends and interest on equity amounting to R$99,788 and R$82,898, respectively, which were included in calculations for decisions on Company dividends.

e) Other comprehensive income

•	Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.
•	Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.
•	Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in other comprehensive income were as follows:

	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects – foreign investments	Total
Balance on December 31, 2018	(9,070)	336	37,959	29,225
Translation gains	—	—	1,859	1,859
Losses from future contracts	—	(336)	—	(336)
Losses on financial assets at fair value through other comprehensive income	(11)	—	—	(11)
Balance on December 31, 2019	(9,081)	—	39,818	30,737
Translation gains	—	—	39,008	39,008
Losses from future contracts	—	(4,147)	—	(4,147)
Gains on financial assets at fair value through other comprehensive income	290	—	—	290
Balance on December 31, 2020	(8,791)	(4,147)	78,826	65,888

f) Company shares repurchase program

On July 28, 2020, the Company’s Board of Directors, in accordance with article no. 17, item XV of the Bylaws and CVM Instruction no. 567, approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase will be made using the capital reserve balance included in the ITRs with base date June 30, 2020 (R$1.165 billion), except for the reserves referred to in article 7, § 1, of ICVM 567.

This program will run until January 27, 2022, with acquisitions made at B3, at market prices, observing the legal and regulatory limits.

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The maximum amounts authorized for acquisition will be 38,320,512 common shares. The number of shares outstanding is 446,496,249 common shares, according to the definition given by article nº 8, § 3, item I, of ICVM 567.

During the year ended December 31, 2020, 518,800 shares of the Company were acquired, of which 232,000 were preferred shares and 286,800 common shares, for the amount of R$22,689.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

Below, we present the earnings per share calculations for the years ended December 31, 2020, 2019 and 2018.

	2020	2019	2018
Net income for the year :	4,770,527	5,001,014	8,928,258
Common shares	1,991,046	1,581,308	2,823,093
Preferred shares	2,779,481	3,419,706	6,105,165

Number of shares (thousands):	1,688,615	1,688,694	1,688,694
Weighted average number of outstanding common shares for the year	685,522	569,354	569,354
Weighted average number of outstanding preferred shares for the year	1,003,093	1,119,340	1,119,340

Basic and diluted earnings per share (R$)
Common shares	2.90	2.78	4.96
Preferred shares	2.77	3.06	5.45

(24) Net Operating Revenue

a)       Accounting policy

Total packages combining various fixed network, mobile, data, internet or television products or services, total revenue are allocated to each performance obligation based on its independent selling prices in relation to the total consideration of the package and recognized when (or as soon as) the obligation is met, regardless of whether or not items are delivered. When packages include a discount on the equipment, there is an increase in revenues recognized for the sale of handsets and other equipment, to the detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer in advance is recognized as a contractual asset in the statement of financial position.

Revenues correspond substantially to the value of the consideration received or receivable arising from the provision of telecommunications, communications, sales of goods, advertising and other revenues, and are presented net of taxes, rebates and returns (in the case of sale of goods), incident on them.

Revenues from sales of public telephone cards and prepaid cellular recharge credits, as well as the respective taxes due are deferred and recognized in income as services are effectively rendered.

Revenues from leasing contracts for equipment classified as financial leasing (“Vivo Tech” product) are recognized at the installation of the equipment, at which time the actual transfer of risk occurs. Revenues are recognized at the present value of future minimum contract payments.

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Revenue from the sale of appliances to dealers is accounted for at the time of delivery and not at the time of sale to the final customer.

Revenues from services and goods are basically subject to the following indirect taxes: ICMS or ISS (as the case may be), PIS and COFINS, as the case may be.

b) Critical estimates and judgments

The Company has billing systems for services with intermediate cut–off dates. Thus, at the end of each month there are revenues already received by the Company, but not effectively invoiced to its customers. These unbilled revenues are recorded based on estimates, which take into account historical consumption data, number of days elapsed since the last billing date, different cycles of information, and data obtained from different sources which is processed by a large number of application and system, among others. These estimates are subject to significant uncertainties.

c) Breakdown

	2020	2019	2018
Gross operating revenue	63,195,443	66,571,866	65,794,397
Services (1)	57,293,392	60,129,579	61,292,362
Sale of goods (2)	5,902,051	6,442,287	4,502,035

Deductions from gross operating revenue	(20,068,971)	(22,303,695)	(22,331,657)
Taxes	(13,022,712)	(13,894,361)	(14,559,915)
Services	(11,981,372)	(12,678,809)	(13,820,784)
Sale of goods	(1,041,340)	(1,215,552)	(739,131)

Discounts granted and return of goods	(7,046,259)	(8,409,334)	(7,771,742)
Services	(4,968,350)	(6,319,584)	(6,288,941)
Sale of goods	(2,077,909)	(2,089,750)	(1,482,801)

Net operating revenue	43,126,472	44,268,171	43,462,740
Services	40,343,670	41,131,186	41,182,637
Sale of Goods	2,782,802	3,136,985	2,280,103

(1)	These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	These include sale of goods (handsets, SIM cards and accessories) and equipment of “Vivo Tech”.

No single customer contributed more than 10% of gross operating revenue for the years ended December 31, 2020, 2019 and 2018.

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(25) Operating Costs and Expenses

	Cost of sales and services	Selling expenses	General and administrative expenses	Total
2020
Personnel (1)	(775,789)	(2,522,455)	(442,716)	(3,740,960)
Third-party services (2)	(7,120,850)	(5,888,370)	(1,078,582)	(14,087,802)
Rental, insurance, condominium and connection means (3)	(1,284,943)	(59,578)	(45,140)	(1,389,661)
Taxes, charges and contributions (4)	(1,690,171)	(32,517)	(47,428)	(1,770,116)
Estimated impairment losses on accounts receivable (Note 4)	—	(1,740,358)	—	(1,740,358)
Depreciation and amortization (5)	(8,865,855)	(1,495,229)	(866,414)	(11,227,498)
Cost of goods sold	(2,878,533)	—	—	(2,878,533)
Materials and other operating costs and expenses	(76,942)	(133,048)	(44,713)	(254,703)
Total	(22,693,083)	(11,871,555)	(2,524,993)	(37,089,631)

2019
Personnel (1)	(758,780)	(2,568,363)	(430,409)	(3,757,552)
Third-party services (2)	(6,601,587)	(6,686,452)	(1,154,823)	(14,442,862)
Rental, insurance, condominium and connection means (3)	(1,388,217)	(78,401)	(57,359)	(1,523,977)
Taxes, charges and contributions (4)	(1,597,066)	(41,810)	(31,127)	(1,670,003)
Estimated impairment losses on accounts receivable (Note 4)	—	(1,682,348)	—	(1,682,348)
Depreciation and amortization (5)	(8,624,228)	(1,501,096)	(794,468)	(10,919,792)
Cost of goods sold	(3,156,964)	—	—	(3,156,964)
Materials and other operating costs and expenses	(32,105)	(142,752)	(29,910)	(204,767)
Total	(22,158,947)	(12,701,222)	(2,498,096)	(37,358,265)

2018
Personnel (1)	(872,032)	(2,574,498)	(549,610)	(3,996,140)
Third-party services (2)	(6,656,924)	(6,989,006)	(1,237,527)	(14,883,457)
Rental, insurance, condominium and connection means (3)	(2,957,489)	(147,613)	(202,881)	(3,307,983)
Taxes, charges and contributions (4)	(1,594,836)	(30,703)	(36,122)	(1,661,661)
Estimated impairment losses on accounts receivable (Note 4)	—	(1,533,660)	—	(1,533,660)
Depreciation and amortization (5)	(6,487,909)	(1,352,638)	(528,076)	(8,368,623)
Cost of goods sold	(2,406,099)	—	—	(2,406,099)
Materials and other operating costs and expenses	(50,478)	(204,623)	(44,754)	(299,855)
Total	(21,025,767)	(12,832,741)	(2,598,970)	(36,457,478)

(1)	Includes costs and expenses with fees, salaries, social charges and benefits, profit sharing, stock–based compensation plans, pension plans and other post-employment benefits, training, transportation, health and nutrition.
(2)	Includes costs and expenses for interconnection and use of networks, advertising and publicity, plant maintenance, electricity, security, cleaning, TV content purchase, commercial brokerage and intermediation, partnerships, call center, back office, logistics and storage, preparation and posting of telephone bills, banking services, among others.
(3)	Includes costs and expenses of infrastructure, real estate, equipment, vehicles, insurance and means of connection.
(4)	Includes costs and expenses with FISTEL, FUST, FUNTTEL, liens for renewal of licenses and other taxes, fees and contributions.
(5)	Includes the consolidated amounts of R$2,225,639, R$1,939,401 and R$29,631 in the years ended December 31, 2020 2019 and 2018, respectively, related to the leases depreciation.

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(26) Other Operating Income (Expenses)

	2020	2019	2018
Recovered expenses and fines (1)	993,551	503,777	3,962,150
Provisions for labor, tax and civil contingencies (Note 19) (2)	(673,905)	(625,480)	(1,258,966)
Net gain (loss) on asset disposal/loss (3)	425,562	408,160	114,853
Other operating income (expenses)	(201,120)	17,561	(367,115)
Total	544,088	304,018	2,450,922

Other operating income	1,419,113	929,498	4,077,003
Other operating expenses	(875,025)	(625,480)	(1,626,081)
Total	544,088	304,018	2,450,922

(1)	For the year ended December 31, 2020, includes tax credits amount to R$435,698, from the final court proceeding in favor of the Company, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from November 2001 to March 2016 and July 2002 to August 2003.

For the year ended December 31, 2018, includes tax credits amount to R$3,386,433, from the final court proceeding in favor of the Company, which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.
(2)	For the year ended December 31, 2018, includes the write-off of judicial deposits in the amount of R$160,715.
(3)	The cumulative 2020 amount includes a net gain of R$93,257, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 12).

Following the sale of the assets, treated as a sale and leaseback transaction, a lease was executed for part of the structures sold with Telxius Torres Brasil Ltda, to continue the data transmissions necessary for provision of telephony services by the Company (Note 20).

(27) Financial Income (Expenses)

a)       Accounting policy

These include interest, monetary and exchange variations arising from short–term investments, derivative transactions, loans, financing, debentures, present value adjustments of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on an accrual basis when earned or incurred by the Company.

For all financial instruments measured at amortized cost and interest–yielding financial assets classified as financial assets at fair value through other comprehensive income, interest income or expense is recognized using the effective interest method, which exactly discounts estimated future cash payments or receipts over the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or liability.

84

b)       Breakdown

	2020	2019	2018
Financial Income
Interest income	177,236	272,158	246,083
Interest receivable (customers, taxes and other)	98,232	177,636	118,476
Gain on derivative transactions (Note 31)	181,162	315,351	305,996
Foreign exchange variations on loans and financing (Note 20)	—	5,140	32,326
Other income with foreign exchange and monetary variation (judicial deposits, taxes and others) (1)	780,663	209,447	3,341,211
Other financial income	114,237	153,138	68,548
Total	1,351,530	1,132,870	4,112,640

Financial Expenses
Loan, financing, debenture and leases charges (Note 20) (2)	(648,816)	(830,686)	(510,398)
Foreign exchange variation on loans and financing (Note 20)	—	(4,036)	(61,174)
Loss on derivative transactions (Note 31)	(179,128)	(263,388)	(295,208)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(129,030)	(144,779)	(186,238)
Other expenses with foreign exchange and monetary variation (contingencies, suppliers, taxes and others)	(805,823)	(615,291)	(963,463)
IOF, Pis, Cofins and other financial expenses (3)	(162,162)	(94,831)	(269,006)
Total	(1,924,959)	(1,953,011)	(2,285,487)
Financial income (expenses), net	(573,429)	(820,141)	1,827,153

(1)	For the year ended December 31, 2020, includes tax credits amounting to R$512,659, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from November 2001 to March 2016 and July 2002 to August 2003 (Note 8).

For the year ended December 31, 2018, includes tax credits amounting to R$2,926,247, arising from the final court proceeding in favor of the Company and its subsidiary (TData), which recognized the right to exclude ICMS (VAT) from the basis of calculation of PIS and COFINS contributions for the periods from September 2003 to June 2017 and July 2004 to June 2013.

(2)	Includes the consolidated amounts of R$526,127, R$457,985 and R$45,501 in the years ended December 31, 2020, 2019 and 2018, respectively, related to leases charges.
(3)	Includes the amount of PIS and COFINS on the indexation for inflation credits in (1) above.

(28) Balances and Transactions with Related Parties

a)       Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

(a)	Fixed and mobile telephony services provided by Telefónica Group companies.
(b)	Digital TV services contracted.
(c)	Rental, maintenance of safety equipment and construction services contracted.
(d)	Corporate services passed through at the cost effectively incurred.
(e)	Right to use certain software licenses and maintenance and support contracted.
(f)	International transmission infrastructure for several data circuits and roaming services contracted.
(g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.
85

(h)	Marketing services.
(i)	Information access services through the electronic communications network.
(j)	Data communication services and integrated solutions.
(k)	Long distance call and international roaming services.
(l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.
(m)	Brand fee for assignment of rights to use the brand.
(n)	Platform of health services.
(o)	Cost Sharing Agreement for digital business.
(p)	Rentals buildings.
(q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.
(r)	Integrated e–learning, online education and training solutions.
(s)	Factoring transactions, credit facilities for services provided by the Group’s suppliers.
(t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.
(u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right–of–way related occupancy agreements with several highway concessionaires.
(v)	Adquira Sourcing platform – online solution to transact purchase and sale of various types of goods and services.
(w)	Digital media; marketing and sales, in–store and outdoor digital marketing services.
(x)	Lease transactions between the Company and Telxius Torres Brasil. The operations consist of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company.
(y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest.
(z)	Sale of digital products and creation of an exclusive band channel that responds to the commercial demand for these digital services and products.
(aa)	Land purchase and sale operation.

(The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 30).

Telefônica Corretora de Seguros (“TCS”) acts as intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation with TCS, which is remunerated directly by the contracted insurer.

The following table summarizes the consolidated balances with related parties:

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		Balance Sheet – Assets
		December 31, 2020			December 31, 2019
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	–	8	9,876	–	6	4,924
Telefónica Latinoamerica Holding	l)	–	–	19,188	–	–	40,105
Telefónica	l) / z)	–	–	4,796	–	10,873	2,555
	–		8	33,860	–	10,879	47,584
Other Group companies
Colombia Telecomunicaciones	k) / l)	–	151	–	–	159	520
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	–	3,113	221	–	1,961	69
T.O2 Germany GMBH CO. OHG	k)	–	330	–	–	1,688	–
Telefónica Venezolana	k) / l)	–	6,852	2,196	–	6,498	2,196
Telefônica Digital España	g) / l)	–	1,151	–	–	696	300
Telefônica Factoring do Brasil	a) / d) / s)	–	8,919	62	–	2,782	45
Telefónica International Wholesale Services II, S.L.	a) / j) / k)	–	54,249	–	–	58,490	–
Telefônica Serviços de Ensino	a) / d) / p)	–	130	24	–	153	14
Telefónica Moviles Argentina	j) / k)	–	5,883	–	–	5,145	–
Telefónica Moviles España	k)	–	1,783	–	–	1,536	–
Telefónica USA	j)	–	4,126	–	–	5,319	–
Telfisa Global BV	q)	47,313	–	–	59,657	–	–
Telxius Cable Brasil	a) / d) / l) / p)	–	4,624	223	–	11,382	4,895
Telxius Torres Brasil	a) d) / p) / x)	–	960	9,164	–	5,429	6,611
Terra Networks Mexico, Terra Networks Peru e Terra Networks Argentina	g) / h)	–	5,617	–	–	5,598	–
Telefónica Cyber Tech Brasil	a) / d) / j) /p)	–	439	23,416	–	–	–
Outras	a) / d) / g) / h) / j) / k) / l) / p)	–	7,014	3,669	–	12,189	2,732
		47,313	105,341	38,975	59,657	119,025	17,382
Total		47,313	105,349	72,835	59,657	129,904	64,966

			Balance Sheet – Liabilities
		December 31, 2020		December 31, 2019
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities and leases
Parent Companies
SP Telecomunicações Participações	y)	–	27,599	–	23,524
Telefónica	l) / m)	8,274	673	2,907	40
		8,274	28,272	2,907	23,564
Other Group companies
Colombia Telecomunicaciones	k)	157	–	816	–
Fundação Telefônica	l)	–	–	–	86
Media Networks Latin America S.A.C.	b)	5,660	–	9,245	–
Telefónica International Wholesale Services Brasil	f) / l)	52,161	318	44,835	318
T.O2 Germany GMBH CO. OHG	k)	769	–	5,000	–
Telefónica Venezolana	k)	6,038	–	6,044	–
Telefónica Compras Electrónica	v)	32,187	–	28,169	–
Telefônica Digital España	o)	115,899	–	68,015	–
Telefônica Factoring do Brasil	s)	–	1,551	–	4,057
Telefónica Global Technology	e)	30,535	–	28,854	–
Telefónica International Wholesale Services II, S.L.	f) / k)	80,254	–	66,976	–
Telefônica Serviços de Ensino	r)	4,480	–	8,373	–
Telefónica Moviles Argentina	k)	757	–	3,638	–
Telefónica Moviles España	k)	1,283	–	3,488	–
Telefónica USA	f)	12,688	269	16,015	267
Telxius Cable Brasil	f) / l)	18,937	1,572	47,168	1,572
Telxius Torres Brasil	l) / x)	74,655	1,393,898	30,018	480,589
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	5,231	–	7,105	–
Telefónica Cyber Tech Brasil	aa)	15,131	–	–	–
Companhia AIX Participações	a) / u)	–	78,236	2,050	–
Outras		24,243	223	26,555	42
		481,065	1,476,067	402,364	486,931
Total		489,339	1,504,339	405,271	510,495
Current liabilities
Trade accounts payable and other payables (Note 16)		489,339	–	405,271	–
Leases (Note 20)		–	346,291	–	55,920
Other liabilities (Note 22)		–	33,244	–	29,529
Non-current liabilities		–
Leases (Note 20)		–	1,124,217	–	424,461
Other liabilities (Note 22)		–	587	–	585
87

		Income statement
		2020			2019			2018
Companies	Type of transaction	Operating revenues	Operating revenues (cost and other expenses)	Financial result	Operating revenues	Operating revenues (cost and other expenses)	Financial result	Operating revenues	Operating revenues (cost and other expenses)	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	10	558	—	5	497	—	—	347	—
Telefónica Latinoamerica Holding	l)	—	19,181	7,217	—	18,309	851	—	16,466	9,077
Telefónica	l) / m)	—	(427,868)	(13,163)	—	(422,958)	(5,226)	—	(373,690)	(16,680)
		10	(408,129)	(5,946)	5	(404,152)	(4,375)	—	(356,877)	(7,603)
Other Group companies
Colombia Telecomunicaciones	k) / l)	110	306	118	111	321	(17)	250	(4,280)	(2,145)
Fundação Telefônica	t)	—	(9,998)	—	—	(11,971)	—	—	(12,223)	—
Telefónica International Wholesale Services Brasil	a) / d) / f) / l) / p)	5,586	(105,384)	—	757	(104,105)	(54)	2,006	(101,272)	—
Media Networks Latin America S.A.C.	b)	—	(28,471)	(246)	—	(41,023)	(596)	—	(34,791)	(1,007)
Telefônica Serviços de Ensino	a) / d) / p) / r)	877	(26,072)	—	1,085	(35,228)	—	1,158	(49,130)	—
T.O2 Germany GMBH CO. OHG	k)	32	3,565	823	(100)	489	1,845	148	(1,975)	—
Telefónica Venezolana	k)	—	—	—	—	—	—	—	(34,534)	—
Telefónica Compras Electrónica	v)	—	(33,919)	—	—	(30,814)	—	—	(124,537)	(813)
Telefônica Digital España	g) / l) / o)	366	(142,343)	(22,992)	299	(127,182)	(3,016)	2,416	212	2,601
Telefônica Factoring do Brasil	a) / d) / s)	7,674	252	(1,551)	2,418	239	(4,048)	—	(36,738)	(4,134)
Telefónica Global Technology	e)	—	(80,784)	(6,470)	—	(63,947)	388	1,568	(54,210)	—
Telefónica International Wholesale Services II, S.L.	a)/ f) / j) / k)	65,246	(88,730)	9,451	48,819	(75,693)	(4,128)	53,357	(64,036)	9,771
Telefónica Moviles Argentina	j) / k)	2,152	1,340	200	4,030	(3,437)	90	5,916	(3,437)	—
Telefónica Moviles España	k)	554	949	(62)	410	(1,737)	545	(209)	(4,166)	—
Telefónica USA	f) / j)	—	(17,186)	(436)	38	(19,793)	1,700	1,518	(19,441)	(539)
Telxius Cable Brasil	a) / d) / f) / l) / p)	12,066	(314,327)	(30,251)	13,585	(252,436)	(7,415)	49,777	(206,095)	(7,896)
Telxius Torres Brasil	a) / d) / p) / x)	8,902	1,178	(69,137)	3,652	756	(24,144)	3,218	(129,706)	—
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	847	(8,428)	166	2,535	(5,639)	567	—	(2,794)	1,450
Telefónica Cyber Tech Brasil	a) / aa)/ d) / j) /p)	347	(15,544)	—	—	—	—	—	—	—
Companhia AIX Participações	a) / u)	28	—	(1,252)	38	(24,174)	—	75	(22,645)	—
Other	a) / c) / d) / e) / f) / g) / h) / i) / j) / k) / l) / n) / o) / p) / q) / w)	3,075	(17,795)	1,494	6,860	(58,763)	588	4,840	(27,116)	(244)
		107,862	(881,391)	(120,145)	84,537	(854,137)	(37,695)	126,038	(932,914)	(2,956)
Total		107,872	(1,289,520)	(126,091)	84,542	(1,258,289)	(42,070)	126,038	(1,289,791)	(10,559)

88

b)       Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the years ended December 31, 2020 and 2019 totaled R$27,802 and R$25,483, respectively. Of this amount, R$17,470 (R$16,758 on December 31, 2019) corresponds to salaries, benefits and social charges and R$10,332 (R$8,725 on December 31, 2019) to variable compensation.

These were recorded as personnel expenses in General and administrative expenses (Note 25).

For the years ended December 31, 2020 and 2019, the Directors and Officers received no pension, retirement or similar benefits.

(29) Share-Based Payment Plans

a)       Accounting policy

The Company and subsidiaries measure the cost of transactions settled with shares issued by the parent company (Telefónica), to its officers and employees.

The Company and its subsidiaries measure the cost of transactions settled with employees and officers based on shares issued by the parent company (Telefónica), by reference to the fair value of the shares on the date at which they are granted, using the binomial valuation model. This fair value is charged to the statement of income over the period until the vesting date.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

b)       Information on share-based payment plans

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan.

The level of success is based on a comparison of growth in Telefónica shareholder earnings, including their quotations and dividends (Total Shareholder Return – “TSR”), compared with the growth in TSR for companies of the Group in an established basis of comparison and the Telefónica Group’s FCF.

On December 31, 2020, the value of Telefónica’ share price was Eur 3.2450.

Company and subsidiaries share-based compensation plans expenses described above, where applicable, are recorded as personnel expenses, divided into the groups cost of services, selling expenses and general and administrative expenses (Note 25), corresponding to R$19,196 and R$10,833 for the years ended December 31, 2020 and 2019.

The main plans in effect on December 31, 2020 are detailed below:

89

Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

Telefónica’s Annual Shareholders’ Meeting, held on June 8, 2018, approved a long–term program with the objective of rewarding the commitment, outstanding performance and high potential of its executives at a global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned initial actions. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the goal is achieved.

•	The 2018–2020 cycle (January 1, 2018 to December 31, 2020): includes 122 active executives with potential rights to receive 101,000 shares of Telefónica.
•	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 152 active executives with potential rights to receive 128,000 shares of Telefónica.
•	The 2020–2022 cycle (January 1, 2020 to December 31, 2022): includes 170 active executives with potential rights to receive 136,400 shares of Telefónica.

Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

Telefónica’s Annual Shareholders’ Meeting, held on June 8, 2018, approved a long–term program with the objective of rewarding the commitment, outstanding performance and high potential of its Directors at the global level with the attribution of shares of Telefónica.

Participants do not have to pay for their assigned shares. The total planned duration of the plan is three years. The cycles are independent of each other. The number of shares is announced at the beginning of the cycle and after the three years period from the grant date, the shares will be transferred to the participants if the target is reached.

•	The 2018–2020 cycle (January 1, 2018 to December 31, 2020): includes 94 active executives (including 2 executives appointed under the Company’s by–laws), with the potential right to receive 740,345 shares of Telefónica.
•	The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 94 active executives (including 3 executives appointed under the Company’s by–laws), with the potential right to receive 995,237 shares of Telefónica.
•	The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 106 active executives (including 3 executives appointed under the Company’s by–laws), with the potential right to receive 601,444 shares of Telefónica.

Global Employee Share Plan (“GESP”)

Employees enrolled in the plan acquired Telefónica shares through monthly contributions of €25 to €150 (or the equivalent in local currency) up to €1,800 over 12 months (acquisition period).

The 12 months following the purchase period are the retention period for the purchased shares. At the end of the 2nd year, reward shares will be delivered, that is, for every two shares purchased by the employee, a free share will be granted.

The cycle of this plan is effective from July 1, 2019 to June 31, 2021.

The delivery of shares will take place after the vesting period of the plan, after July 31, 2021, and is subject to: (i) remaining in the company during the two years of the program (vesting period), subject to certain special conditions in relation to casualties; and (ii) the exact number of shares to be delivered at the end of the vesting period depends on the number of shares acquired and held by employees. Thus, employees enrolled in the plan, and who remain in the Telefónica Group, who have maintained the acquired shares for an additional period of another twelve months after the end of the purchase period, will be entitled to receive one free share for every two shares they have acquired and maintained until the end of the vesting period.

90

On December 31, 2020 and 2019, the consolidated liability balances of the plans mentioned above were R$86,296 and R$40,523, respectively, including taxes.

(30) Pension Plans and Other Post-Employment Benefits

a)       Accounting policy

The Company and its subsidiaries individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multisponsor supplementary retirement plan and health care plan for former employees. Contributions are determined on an actuarial basis and recorded on an accrual basis. Liabilities relating to defined benefit plans are determined based on actuarial evaluations at each year–end, in order to ensure that sufficient reserves have been set up for both current and future commitments.

Actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the contributions payable, which are recognized in the P&L in the respective accrual periods.

The asset or liability related to defined benefit plan to be recognized in the financial statements corresponds to the present value of the obligation for the defined benefit (using a discount rate based on long–term National Treasury Notes – “NTNs”), less the fair value of plan assets that will be used to settle the obligations. Plan assets are assets held by a privately held supplementary pension plan entity. Plan assets are not available to the Company’s creditors or those of its subsidiaries and cannot be paid directly to the Company or its subsidiaries. The fair value is based on information on market prices and, in the case of securities quoted, on the purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company.

Actuarial costs recognized in the statement of income are limited to the service cost and cost of interest on the defined benefit plan obligation. Any changes in the measurement of plan assets and obligations are initially recognized in other comprehensive income, and immediately reclassified to retained earnings in P&L.

The Company and its subsidiaries manage and individually sponsors a health care plan for retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98 (which provides for private health care and health insurance plans). As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees.

b) Critical estimates and judgments

The cost of pension plans with defined benefits and other post-employment health care benefits and the present value of the pension obligation are determined using actuarial valuation methods. Actuarial valuation involves use of assumptions about discount rates, future salary increases, mortality rates and future increases in pension and annuity benefits. The obligation for defined benefits is highly sensitive to changes in these assumptions. All assumptions are reviewed on an annual basis.

The mortality rate is based on publicly available mortality tables in the country. Future salary increases, and pension increases are based on expected future inflation rates for the country.

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c)       Information on pension plans and other post-employment benefits

The plans sponsored by the Company and its subsidiaries and the related benefit types are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

The Company has participation in the decisions that directly affect the governance of the plans, with members nominated for both the Deliberative Council and the Fiscal Council of the administrators Sistel and Visão Prev.

The defined benefit obligation is made up of different components, according to the pension characteristic of each plan, and may include the actuarial liabilities of supplementary pension liabilities, health care benefits to retirees and dependents or compensation for death or disability of members. This liability is exposed to economic and demographic risks, such as: (i) increases in medical costs that could impact the cost of health care plans; (ii) salary growth; (iii) long–term inflation rate; (iv) nominal discount rate; and (v) life expectancy of members and pensioners.

The fair value of plan assets is primarily comprised of fixed income investments (NTN’s, LFT’s, LTN’s, repurchase agreements, CDBs, debentures, letters of guarantee and FIDC shares) and equity investments (highly liquid, well regarded, large company shares and investments in market indices).

Due to the concentration of fixed income and floating rate investments plan assets are mainly exposed to the risks inherent in the financial market and economic environment such as: (i) market risk in the economic sectors where variable income investments are concentrated; (ii) risk events that impact the economic environment and market indices where variable income investments are concentrated; and (iii) the long–term inflation rate that may erode the profitability of fixed income investments at fixed rates.

The companies that administer post-employment benefits plans sponsored by the Company (Visão Prev and Sistel) seek to meet the flows of assets and liabilities through the acquisition of fixed income securities and other long–term assets.

With the exception of the Companhia Telefônica Brasileira (“CTB”) and the healthcare plan under Law No. 9656/98, generally all benefit plans that have funds constituted present a surplus position. The economic benefit recorded in the Company’s assets or that of its subsidiaries does not reflect the total surplus determined in these plans. The economic benefit stated under assets considers only the portion of the surplus which presents a real possibility of recovery. The means of plan surplus recovery is solely through reductions in future contributions and given that not all plans currently receive enough contributions for full recovery of surpluses, the economic benefit recorded under assets is limited to the total possible recovery amount in accordance with projected future contributions.

The position of plan assets is on December 31, 2020 and 2019, respectively, and plan assets were apportioned based on the Company’s actuarial liabilities in relation to the total actuarial liabilities of the plan.

The actuarial gains and losses generated in each year are immediately recognized in equity (in other comprehensive income).

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The following is a summary of the pension plans and other post-employment benefits:

c.1) Post-Employment Health Benefits Plans

The actuarial valuation made for the PAMA health plan used the registration of the participants with a base date of August 31, 2020, while the actuarial valuation made for the health plan Law No. 9,656/98 used the registration of the participants with a base date of September 30, 2020, both plans projected for December 31, 2020. For comparative exercises, the actuarial valuation made for the PAMA health plan and health plan Law No. 9,656/98 used the registration of the participants with a base date of December 31, 2019, both plans projected for December 31, 2019.

c.1.1) Healthcare Plan to Retirees and Special Coverage Program (PAMA and PAMA–PCE)

The Company, together with other companies of the former Telebrás System, at shared cost, sponsor health care plans (PAMA and PAMA–PCE) to retirees. These plans are managed by Fundação Sistel and are closed plans, not admitting new members.

Contributions to the plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are at the fixed percentage of payroll of employees covered by the Telefônica BD plan.

c.1.2) Health care plan – Law No. 9656/98

The Company manages and together with its subsidiaries sponsors a health care plan to retired employees and former employees with fixed contributions to the plan, in accordance with Law No. 9656/98.

As provided for in Articles 30 and 31 of said law, participants shall have the right to the health care plan in which they participated while they were active employees. Benefitted participants are classified as (i) retirees and their dependents; and (ii) dismissed employees and their dependents.

Retirees and dismissed employees, in order to keep their right to the benefits, must make contributions to the plan in accordance with the contribution tables by age bracket established by carriers and/or insurance companies.

c.2) Post-employment Social Security Plans

The actuarial valuation made for the pension plan (CTB, PBS-A, Telefônica BD and Visão Plans) used the registration of the participants with a base date of July 31, 2020, projected for December 31, 2020 and the registration of the participants with a base date of July 31, 2019, projected for December 31, 2019.

They include the PBS Assisted Plans (“PBS-A”), CTB, Telefônica DB and Visão.

c.2.1) PBS Assisted Plan (PBS-A)

The PBS-A plan is a defined benefit private pension plan managed by Sistel and sponsored by the Company jointly with the other telecommunications companies originating in the privatization of the Telebrás System. The plan is subject to funding by sponsors in the case of any asset insufficiency to ensure pension supplementation of participants in the future.

The PBS-A plan comprises assisted participants of the Sistel Benefit Plan who were already retirees on January 31, 2000, from all the participating sponsors, with joint liability of all sponsors to the plan and Sistel.

According to PREVIC Ordinance No. 1,061, of December 5, 2019, published in the DOU on December 9, 2019, Sistel approved the distribution of part of its surplus, in the form of PBS-A’s special reserve, with reversal of values to sponsors and improvement of benefits, in the form of temporary income, to those assisted. The participation corresponding to the Company in the distribution of this reserve was calculated in the amount of R$215,328, with expected distribution in the form of 36 monthly payments, corrected by the plan’s income (Note 10).

93

Even considering the distribution of the reserve approved by PREVIC, PBS-A still has assets in excess of actuarial obligations as of December 31, 2020 and 2019. These surpluses were not recognized due to the lack of legal provision for their reimbursement and, as they are not a contributory plan, no deduction is possible in future contributions.

c.2.2) CTB Plan

Contributions to the CTB plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution are a fixed percentage of payroll of employees covered by the plan.

The Company also individually manages and sponsors the CTB plan, originally provided to former employees of CTB who were in the Company in 1977, with whom an individual retirement concession agreement was executed to encourage their resignation. This is an informal pension supplementation benefit paid to former employees directly by the Company. These plans are closed, and no other members are admitted.

c.2.3) Telefônica DB Plan

The Company individually sponsors a defined benefit retirement plan, the Telefônica DB plan.

In order to improve allocation of Telefônica DB plan assets and analyze the coverage ratio of plan obligations in future years, a stochastic ALM study was prepared by Visão Prev and Willis Towers Watson. This ALM study aimed at projecting the ratio between coverage of liabilities (solvency ratio) and the risk of mismatching measured by the standard deviation of the solvency ratio. The study concluded that the plan presents sustainable projection of their coverage ratio with the current investments’ portfolio.

At the time of the concession, a benefit is calculated, which will be paid in a lifelong form and updated by inflation. This plan is not open to new accessions.

The contributions are defined according to the costing plan, which is calculated considering financial, demographic and economic hypotheses in order to accumulate enough resources to pay the benefits to the participants who are already receiving them, and to the new pensions.

c.2.4) VISÃO Plans

The Visão Telefônica and Visão Multi plans will hereinafter be shown jointly under the name VISÃO, due to their similarity.

The Company and its subsidiaries sponsor defined contribution pension plans with defined benefit components (hybrid plans), i.e. the VISÃO Plans, managed by Visão Prev. The contribution is attributed to each subsidiary in the economic and demographic proportion of its respective obligation to the plan.

The contributions made by the Company and subsidiaries related to defined contribution plans totaled R$40,983 on December 31, 2020 (R$27,963 on December 31, 2019).

The contributions to the Visão Telefônica and Visão Multi plans are: (i) basic and additional contribution, with contributions made by the participant and sponsor; and (ii) additional, sporadic and specific contribution, with contributions made only by the participant.

In addition, the participant has the possibility to choose one of five investment profiles to apply to their balance, and they are: Super Conservative, Conservative, Moderate, Aggressive and Aggressive Fixed Income Long–Term.

94

c.3) Consolidated information on pension plans and other post-employment benefits

c.3.1) Reconciliation of net liabilities (assets):

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Present value of DB plan obligations	2,238,700	1,863,359	4,102,059	2,429,478	2,016,614	4,446,092
Fair value of plan assets	3,411,297	1,004,048	4,415,345	3,696,914	1,001,112	4,698,026
Net liabilities (assets)	(1,172,597)	859,311	(313,286)	(1,267,436)	1,015,502	(251,934)
Asset limitation	1,081,325	21,480	1,102,805	1,128,691	57,371	1,186,062
Current assets	(82,935)	—	(82,935)	(71,776)	—	(71,776)
Non-current assets	(82,127)	—	(82,127)	(149,163)	—	(149,163)
Current liabilities	6,475	15,680	22,155	6,937	18,620	25,557
Non-current liabilities	67,315	865,111	932,426	75,257	1,054,253	1,129,510

c.3.2) Total expenses recognized in the statement of income:

	2020			2019			2018
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	3,036	26,576	29,612	3,155	16,293	19,448	2,931	13,722	16,653
Net interest on net actuarial assets/liabilities	(10,385)	82,151	71,766	5,713	56,612	62,325	6,074	45,892	51,966
Total	(7,349)	108,727	101,378	8,868	72,905	81,773	9,005	59,614	68,619

c.3.3) Amounts recognized in other comprehensive income (loss)

	2020			2019			2018
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Actuarial (losses) gains	114,556	(256,010)	(141,454)	(188,889)	412,416	223,527	(186,170)	184,527	(1,643)
Asset limitation effect	(128,320)	(40,137)	(168,457)	(24,297)	2,430	(21,867)	188,259	(93,125)	95,134
Total	(13,764)	(296,147)	(309,911)	(213,186)	414,846	201,660	2,089	91,402	93,491

c.3.4) Changes in amount net of liability (asset) of defined benefit, net

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Net defined benefit liability (asset) at the beginning of the year	(138,745)	1,072,873	934,128	68,368	600,113	668,481
Business combinations	—	—	—	—	1,994	1,994
Expenses	(7,349)	108,727	101,378	8,868	72,905	81,773
Sponsor contributions	(8,229)	(4,662)	(12,891)	(8,776)	(16,985)	(25,761)
Amounts recognized in OCI	(13,764)	(296,147)	(309,911)	(213,186)	414,846	201,660
Distribution of reserves	76,815	—	76,815	5,981	—	5,981

Net defined benefit liability (asset) at the end of the year	(91,272)	880,791	789,519	(138,745)	1,072,873	934,128
Actuarial assets per balance sheet	(165,062)	—	(165,062)	(220,939)	—	(220,939)
Actuarial liabilities per balance sheet	73,790	880,791	954,581	82,194	1,072,873	1,155,067

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c.3.5) Changes in defined benefit liability

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability at the beginning of the year	2,429,478	2,016,614	4,446,092	2,011,355	1,313,157	3,324,512
Liability assumed after acquisition of company	—	—	0	—	1,994	1,994
Current service costs	3,036	26,576	29,612	3,155	16,293	19,448
Interest on actuarial liabilities	167,991	150,510	318,501	175,695	121,088	296,783
Benefits paid	(171,177)	(48,101)	(219,278)	(165,929)	(53,724)	(219,653)
Member contributions paid	346	—	346	323	—	323
Actuarial losses (gains) adjusted by experience	(70,783)	(33,088)	(103,871)	93,699	226,928	320,627
Actuarial losses (gains) adjusted by demographic assumptions	(8,378)	(52,071)	(60,449)	—	(44,249)	(44,249)
Actuarial losses (gains) adjusted by financial assumptions	(111,813)	(197,081)	(308,894)	311,180	435,127	746,307
Defined benefit liability at the end of the year	2,238,700	1,863,359	4,102,059	2,429,478	2,016,614	4,446,092

c.3.6) Changes in the fair value of plan assets

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Fair value of plan assets at the beginning of the year	3,696,914	1,001,112	4,698,026	2,999,669	763,325	3,762,994
Benefits paid	(164,587)	(43,477)	(208,064)	(159,001)	(36,774)	(195,775)
Participants contributions paid	346	—	346	323	—	323
Sponsor contributions paid	1,638	38	1,676	1,848	35	1,883
Interest income on plan assets	259,331	72,604	331,935	266,287	69,137	335,424
Return on plan assets excluding interest income	(305,530)	(26,229)	(331,759)	593,769	205,389	799,158
Distribution of reserves	(76,815)	—	(76,815)	(5,981)	—	(5,981)
Fair value of plan assets at the end of the year	3,411,297	1,004,048	4,415,345	3,696,914	1,001,112	4,698,026

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c.3.7) Changes in asset limitation

	December 31, 2020			December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Total	Post-retirement pension plans	Post-retirement health plans	Total
Asset Limitation at the beginning of the year	1,128,691	57,371	1,186,062	1,056,682	50,281	1,106,963
Interest on the asset limitation	80,954	4,246	85,200	96,306	4,661	100,967
Changes in the assets limitation, except interest	(128,320)	(40,137)	(168,457)	(24,297)	2,429	(21,868)
Asset Limitation at the end of the year	1,081,325	21,480	1,102,805	1,128,691	57,371	1,186,062

c.3.8) Results projected for 2021

	Post-retirement pension plans	Post-retirement health plans	Total
Current service cost	2,183	21,361	23,544
Net interest on net defined benefit liability/asset	7,062	70,436	77,498
Total	9,245	91,797	101,042

c.3.9) Sponsoring company contributions projected for 2021

	Post-retirement pension plans	Post-retirement health plans	Total
Sponsor contributions	1,670	6,475	8,145
Benefits paid directly by the sponsor	–	15,686	15,686
Total	1,670	22,161	23,831

c.3.10) Average weighted duration of defined benefit liability

	Post-retirement pension plans	Post-retirement health plans
In 2020	7.9 years	16.3 years
In 2019	8.3 years	18.1 years

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c.3.11) Actuarial assumptions

December 31, 2020
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.4% / PBS-A: 7.4% / Telefônica BD: 7.7% / CTB: 7.0%	PAMA and PCE: 7.7% / Law 9.656/98: 7.9%
Future salary growth rate	CTB and PBS-A: N/A / Visão telefônica: 4.8% / Visão Multi: 6.4% / Telefônica BD: 4.6%	N/A
Medical expense growth rate	N/A	6.6%
Nominal annual adjustment rate of pension benefits	3.5%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Male, down-rated by 60% Visão: N/A	PAMA and PCE: RP-2000 Disabled Male, down-rated by 40% Law 9.656/98: RP-2000 Disabled Male, down-rated by 60%
Disability table	Telefônica BD: Light-Forte PBS-A and CTB: N/A Visão Telefônica: Álvaro Vindas, down-rated by 50% Visão: Light-Fraca, down rated by 50%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2020 as follows: (i) Long–term inflation rate 3.5%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

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December 31, 2019
	Post-retirement pension plans	Post-retirement health plans
Discount rate to present value of defined benefit liability	Visão: 6.6% / PBS-A and Telefônica BD: 7.2% / CTB: 7.0%	PAMA and PCE: 7.4% / Law 9.656/98: 7.5%
Future salary growth rate	CTB and PBS-A: N/A / Visão and Telefônica BD: 5.5%	N/A
Medical expense growth rate	N/A	6.9%
Nominal annual adjustment rate of pension benefits	3.8%	N/A
Medical service eligibility age	N/A	Female participants: 59 years Male participants: 63 years
Estimated retirement age	PBS-A, CTB and Telefônica BD: 57 years Visão: 60 years	Female participants: 59 years Male participants: 63 years
Mortality table for nondisabled individuals	PBS-A, CTB and Telefônica BD: AT-2000 Basic segregated by gender, down-rated by 10% Visão: AT-2000 Basic segregated by gender, down-rated by 50%	AT-2000 Basic segregated by gender, down-rated by 10%
Mortality table for disabled individuals	PBS-A, CTB and Telefônica BD: RP-2000 Disabled Female, down-rated by 40% Visão: N/A	RP-2000 Disabled Female, down-rated by 40%
Disability table	Telefônica BD: Light-Forte / PBS-A and CTB: N/A / Visão: Light-Fraca, down rated by 30%	Light-Forte
Turnover	PBS-A, CTB and Telefônica BD: N/A Visão: Turnover experience in VISÃO plans (2015 to 2017)	PAMA and PCE: N/A Law No. 9656/98: Turnover experience in VISÃO plans (2015 to 2017)

Further to the assumptions stated above, other assumptions common to all plans were adopted in 2019 as follows: (i) Long–term inflation rate 3.8%; and (ii) Annual increase in the use of medical services according to age: 4.0%.

c.3.12) Changes in actuarial assumptions in relation to the prior year

In order to adjust some actuarial assumptions to the economic and demographic reality, a study was conducted for the plans administered by Visão Prev and Sistel, which adopted the definition of the assumptions in their Deliberative Councils.

The main economic and financial assumptions that have changed in relation to the previous fiscal year and that interfere with the defined benefit liability are: (i) rates for discount to present value of the defined benefit liability; (ii) long–term inflation rate; (iii) rate of future wage growth; (iv) rate of growth of medical costs; and (v) annual nominal index of adjustment of social security benefits.

The impacts on the plans’ defined benefit liabilities due to the new definition of the actuarial assumptions are as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, based on current actuarial assumptions	2,238,700	1,863,359	4,102,059
Defined benefit liability, based on prior–year actuarial assumptions	2,358,891	2,112,510	4,471,401
Difference from change in actuarial assumptions	(120,191)	(249,151)	(369,342)

c.3.13) Sensitivity analysis for actuarial assumptions

The Company believes that the significant actuarial assumptions with reasonable likelihood of variation due to financial and economic scenarios, which could significantly change the amount of the defined benefit obligation, are the discount rate used to adjust the defined benefit liability to present value and the rate of growth of medical costs.

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Sensitivity analysis of the defined benefit liability for scenarios involving a 0.5% increase and a 0.5% decrease in the discount rate used to discount the defined benefit liability to present value is as follows:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, discounted to present value at current rate	2,238,700	1,863,359	4,102,059
Defined benefit liability, discounted to present value considering a rate increased by 0.5%	2,152,416	1,729,350	3,881,766
Defined benefit liability, discounted to present value considering a rate decreased by 0.5%	2,332,035	2,012,077	4,344,112

The following is a sensitivity analysis of the defined benefit obligation for scenarios of 1% increase and 1% reduction in the rate of growth of medical costs:

	Post-retirement pension plans	Post-retirement health plans	Total
Defined benefit liability, projected by the current medical cost growth rate	2,238,700	1,863,359	4,102,059
Defined benefit liability, projected by the current medical cost growth considering a rate increased by 1%	2,238,700	2,176,479	4,415,179
Defined benefit liability, projected by the current medical cost growth considering a rate decreased by 1%	2,238,700	1,611,501	3,850,201

c.3.14) Allocation of plan assets

	December 31, 2020		December 31, 2019
	Post-retirement pension plans	Post-retirement health plans	Post-retirement pension plans	Post-retirement health plans
Investments with market value quoted in active market:
Fixed income investments
National Treasury Note (NTN)	2,878,204	938,986	3,067,926	940,144
Treasury Financial Letter	183,744	65,062	270,676	60,968
Repurchase operations	171,534	–	172,895	–
Debentures	22,104	–	16,818	–
Treasury Financial Letter (LFT)	15,099	–	14,238	–
FIDC shares / Others	22,815	–	24,517	–
National Treasury Notes (LTN)	167	–	282	–
Variable income investments
Investments linked to funds and market indexes	5,678	–	6,265	–
Investments in other sectors	286	–	622	–
Real estate investments	90,325	–	100,701	–
Loans to participants	19,374	–	19,870	–
Structured and overseas investments	1,967	–	2,104	–
Total	3,411,297	1,004,048	3,696,914	1,001,112

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(31) Financial Instruments and Risk and Capital Management

a)       Accounting policy

a.1) Financial assets

Initial recognition and measurement

On initial recognition, a financial asset is classified in the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) at fair value through other comprehensive income, depending on the situation.

The classification of financial assets at initial recognition depends on the contractual cash flow characteristics of the financial asset and the business model for the management of these assets.

For a financial asset to be classified and measured at amortized cost or at fair value through other comprehensive income, it needs to generate cash flows that are “exclusively payments of principal and interest” on the principal amount outstanding. This assessment is carried out at the level of each financial instrument.

Financial assets with cash flows that are not exclusively payments of interest principal are classified and measured at fair value through profit or loss, regardless of the business model adopted.

The Company’s business model for managing financial assets refers to how it manages its financial assets to generate cash flows. The business model determines whether cash flows will result from the collection of contractual cash flows, the sale of financial assets or both. Financial assets classified and measured at amortized cost are maintained in a business plan with the objective of maintaining financial assets in order to obtain contractual cash flows while financial assets classified and measured at fair value against other comprehensive income are maintained in a business model. with the objective of obtaining contractual cash flows and also for the purpose of sale.

The Company’s consolidated financial assets include cash and cash equivalents, trade accounts receivable, short–term investments pledged as collateral and derivative financial instruments.

Subsequent measurement

Subsequent measurement of financial assets depends on their classification, as follows:

•	Financial assets at fair value through profit or loss: these assets are subsequently measured at fair value. Net income, including interest, is recognized directly in income.
•	Financial assets at amortized cost: these assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in income. Any gain or loss on derecognition is recognized in profit or loss.
•	Financial assets at fair value through other comprehensive income: these assets are subsequently measured at fair value. Interest income is calculated using the effective interest method, and foreign exchange gains and losses and impairment are recognized in profit or loss. Other net income is recognized in other comprehensive income. In derecognition, the accumulated result in other comprehensive income is reclassified to the statement of income.

Derecognition

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

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•	The rights to receive the cash flows from the asset have expired; or
•	The Company has transferred its rights to receive cash flows from it has assumed obligation to pay the received cash flows in full without material delay to a third part under a ‘pass–through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment of financial assets

The Company and its subsidiaries apply an impairment model for financial assets based on expected credit losses, using a simplified method for certain short and long–term assets (commercial receivables, lease receivables and contractual assets).

Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose, the Company and its subsidiaries use matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Company and its subsidiaries assess the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.

a.2) Financial liabilities

Initial recognition and measurement

Upon initial recognition, a financial liability is classified into the following measurement categories: (i) at fair value through profit or loss; (ii) at amortized cost; or (iii) derivatives designated as hedge instruments in an effective hedge, as appropriate.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

The Company’s consolidated financial liabilities include trade accounts payable, loans and financing, debentures, leases, contingent payments (when applicable) and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, as follows:

•	Financial liabilities at fair value through profit or loss: financial liabilities are designated at initial recognition at fair value through profit or loss. This category also includes derivative financial instruments contracted, except those designated as derivative financial instruments of cash flow hedge. Interest, monetary and exchange variations and changes arising from the valuation at fair value, when applicable, are recognized in the statement of income when incurred.
•	Financial liabilities at amortized cost: after initial recognition, loans and financing subject to interest are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of income at the time of write-off of liabilities, as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is derecognized when the obligation has been revoked, cancelled or expired.

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When an existing financial liability is replaced by another of the same lender, and the terms of the instruments are substantially different, or when the terms of an existing debt instrument are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference in the corresponding carrying amounts is recognized in the statement of income.

a.3) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or transfer the liability will take place (i) in the principal market for the asset or liability; and (ii) in the absence of a principal market, in the most advantageous market for that asset or liability. The Company and or its subsidiaries must have access to the principal (or most advantageous) market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing an asset or liability, assuming that market participants act in their best economic interests.

Fair value measurement of a non-financial asset takes into consideration the capacity of a market participant to generate economic benefits through the best use of the asset or selling it to another market participant that would also make the best use of the asset.

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

For assets and liabilities recurrently recognized in the financial statements, the Company determines whether there were transfers between the hierarchy levels, revaluating the classification (based on the lowest level input that is significant to the overall fair value measurement) at the end of each reporting period.

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

•	Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and
•	Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned above.

a.4) Financial instruments – net

Financial assets and liabilities are presented net in the balance sheet if, and only if, there is a current enforceable legal right to offset the amounts recognized and if there is an intention to offset or realize the asset or settle the liability simultaneously.

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a.5) Derivative financial instruments and hedge accounting

A hedge relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements: (i) there is an economic relationship between the hedged item and the hedging instrument; (ii) the credit risk effect does not influence the changes in value that result from this economic relationship; and (iii) the hedge ratio of the hedging relationship is the same as that resulting from the amount of the hedged item that the entity effectively protects and the amount of the hedge instrument that the Company effectively uses to protect that amount of hedged item.

The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the hedged risk, the nature of the risks excluded from the hedge relationship, the prospective statement of hedge effectiveness and how the Company shall assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

On the inception initial recognition of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, the risk management objective and strategy for undertaking the hedge.

The Company uses derivative financial instruments, such as currency and interest rate swaps or currency non-deliverable forward contracts to hedge against currency risks.

Derivative financial instruments designated in hedge transactions are initially recognized at fair value on the date on which the derivative contract is entered into, and subsequently revalued also at fair value.

Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value of the instrument is negative.

Any gains or losses resulting from changes in fair value of derivatives during the year are posted directly to the statement of income, except for the effective portion of cash flow hedges, which is recognized directly in equity as other comprehensive income and subsequently reclassified to P&L when the hedged item affects P&L.

For the purpose of hedge accounting, hedges are classified as cash flow hedges and fair value hedges.

Cash flow hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as an effective hedge shall be recognized directly in equity (other comprehensive income), and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the statement of income.

When the Company’s documented risk management strategy for any given hedge relationship excludes from the hedge effectiveness evaluation any particular component of gain or loss or the corresponding cash flows from the hedge instrument, that gains or loss component is recognized in financial income (expenses).

Amounts recorded in other comprehensive income are immediately transferred to the statement of income when the hedged transaction affects P&L. When a hedged item is the cost of a non-financial asset or liability, amounts recorded in equity are transferred at the initial carrying amount of the non-financial assets and liabilities.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

The Company’s contracts are classified as cash flow hedges when they provide protection against changes in cash flows that are attributable to a particular risk associated with a recognized liability that may affect the profit or loss and fair value when they provide protection against exposure to changes in the fair value of the identified part of certain liabilities that is attributable to a particular risk (exchange variation) and may affect the profit or loss.

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Fair value hedges

Fair value hedges meeting the accounting criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the statement of income as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying amount is amortized through profit or loss over the remaining term of the hedge using the effective interest method. The effective interest rate amortization may begin as soon as any adjustment exists and no later than the point that the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in the statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Classification between current and non-current

Derivative financial instruments are classified as current and non-current or segregated into short and long–term portions based on an evaluation of the contractual cash flows.

When the Company maintains a derivative as an economic hedge (and does not apply hedge accounting), for a period exceeding 12 months after the balance sheet date, the derivative is classified as non-current (or segregated into current and non-current portions), in line with the classification of the corresponding item.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item.

The derivative instrument is segregated into current and non-current portions only when amounts can be reliably allocated.

b) Critical estimates and judgments

When the fair value of financial assets and liabilities stated in the balance sheet cannot be obtained in active markets, it will be determined using valuation techniques, including the discounted cash flow method. Data for these methods is based on those adopted in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required for fair value determination. Judgment includes consideration of the inputs used, such as liquidity risk, credit risk and volatility. Changes in the assumptions about these factors could affect the reported fair value of financial instruments.

c) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes, possible currency risks are hedged.

Management believes that the Company’s internal controls for its derivatives are adequate to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives show that its risk management has been appropriate.

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As long as these derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. This hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

Derivatives contracts include specific penalties for breach of contract. Breach of contract provided for in agreements made with financial institutions leads to the anticipated liquidation of the contract.

On December 31, 2020 and 2019, the Company held no embedded derivatives contracts.

c.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency’s coupon–rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Assets position	411,650	515,261	69,416	72,163

Foreign Currency	316,322	72,790	1,265	—
US$ (1)	97,753	72,790	306	—
EUR (1)	91,863	—	888	—
NDF US$ (3)	126,706	—	71	—

Floating rate	44,560	369,491	127	1,818
CDI (1)	44,560	369,491	127	1,818

Inflation rates	50,768	72,980	68,024	70,345
IPCA (2)	50,768	72,980	68,024	70,345

Liabilities position	(411,650)	(515,261)	(74,980)	(56,133)

Floating rate	(240,384)	(145,770)	(67,609)	(56,133)
CDI (1) (2)	(240,384)	(145,770)	(67,609)	(56,133)

Fixed rate	(126,706)	—	(6,662)	—
NDF US$ (3)	(126,706)	—	(6,662)	—

Foreign Currency	(44,560)	(369,491)	(709)	—
US$ (1)	(44,560)	(365,161)	(709)	—

EUR (1)	—	(4,330)	—	—

	Assets position		69,416	72,163
	Current		5,902	19,282
	Non-current		63,514	52,881
	Liabilities position		(74,980)	(56,133)
	Current		(8,864)	(1,921)
	Non-current		(66,116)	(54,212)
	Amounts receivable, net		(5,564)	16,030
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(1)	Foreign currency swaps (Euro and CDI x Euro) (R$92,924)) and (US$ and CDI x US$) (R$51,545) – maturing through February 19, 2021 to hedge currency risk affecting net amounts payable (carrying amount R$92,928 in Euros and LIBOR) and receivables (carrying amount R$51,545 in US$).
(2)	IPCA x CDI swaps (R$246,816) – maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$276,167).
(3)	NDF US$ x R$ (R$119,838) – forward operations contracted with maturity up to June 11, 2021, with the objective of protecting against risks of exchange rate variations in service contracts (book value of R$119,838 in dollars).

The table below shows the breakdown of swaps maturing after December 31, 2020:

	Maturing in						Amount receivable (payable) on December 31, 2020
Swap contract	2021	2022	2023	2024	2025	2026 onwards
Foreign currency x CDI	(299)	—	—	—	—	—	(299)
CDI x Foreign Currency	(582)	—	—	—	—	—	(582)
IPCA x CDI	4,510	5,015	5,160	5,137	5,076	(22,990)	1,908
NDF US$ x Fixed rate	(6,591)	—	—	—	—	—	(6,591)
Total	(2,962)	5,015	5,160	5,137	5,076	(22,990)	(5,564)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

On December 31, 2020 and 2019, the transactions with derivatives generated a positive consolidated net result of R$2,034 and R$51,963, respectively (Note 27).

c.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management understands to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above–mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

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Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above–mentioned three scenarios on December 31, 2020.

Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	92,924	116,155	139,386
Payables in EUR	Debt (appreciation risk EUR)	(94,517)	(118,146)	(141,777)
Receivables in EUR	Debt (depreciation risk EUR)	1,549	1,937	2,324
	Net Exposure	(44)	(54)	(67)

Hedge (assets position)	Derivatives (depreciation risk )US$)	51,545	64,431	77,318
Payables in US$	Debt (appreciation risk US$)	(284,102)	(355,127)	(426,153)
Receivables in US$	Debt (depreciation risk US$)	232,557	290,696	348,835
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	246,815	233,184	220,868
Debt in IPCA	Debt (risk of increase in IPCA)	(276,167)	(262,536)	(250,220)
	Net Exposure	(29,352)	(29,352)	(29,352)

Hedge (assets position)	Derivatives (depreciation risk US$)	119,838	149,798	179,757
OPex in US$	OPex (appreciation risk US$)	(119,838)	(149,798)	(179,757)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	205,654	205,655	205,656
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(246,816)	(233,184)	(220,868)
	Net Exposure	(41,162)	(27,529)	(15,212)

Total net exposure in each scenario		(70,558)	(56,935)	(44,631)
Net effect on changes in current fair value		—	13,623	25,927

The assumptions used by the Company for the sensitivity analysis on December 31, 2020 were as follows:

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.1967	6.4959	7.7951
EUR	6.3756	7.9695	9.5634
IPCA	4.31%	5.39%	6.47%
IGPM	23.14%	28.93%	34.71%
CDI	1.90%	2.38%	2.85%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on December 31, 2020, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

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d) Classification of financial assets and liabilities by category and fair value hierarchy

For the purposes of disclosing fair value, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

Below, we present the composition and classification of financial assets and liabilities as of December 31, 2020 and 2019.

			Book value		Fair value
	Classification by category	Fair value hierarchy	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		5,762,081	3,393,377	5,762,081	3,393,377
Trade accounts receivable (Note 4)	Amortized cost		8,182,667	8,719,497	8,182,667	8,719,497
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	5,902	19,282	5,902	19,282

Non-current
Investments pledged as collateral	Amortized cost		46,280	63,766	46,280	63,766
Trade accounts receivable (Note 4)	Amortized cost		379,898	440,453	379,898	440,453
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	63,514	52,881	63,514	52,881
Total financial assets			14,440,342	12,689,256	14,440,342	12,689,256

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	Amortized cost		6,613,004	6,871,799	6,613,004	6,871,799
Loans, financing and leases (Note 20)	Amortized cost		375,756	1,020,061	375,772	1,021,810
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	2,262,048	2,029,246	2,262,048	2,029,246
Debentures (Note 20)	Amortized cost		1,044,668	1,077,183	1,030,528	1,104,539
Derivative transactions (Note 31)	Measured at fair value through profit or loss	Level 2	8,864	1,921	8,864	1,921

Non-current
Loans, financing and leases (Note 20)	Amortized cost		51	25,093	49	24,106
Loans, financing and leases (Note 20)	Measured at fair value through profit or loss	Level 2	8,556,735	7,161,875	8,556,735	7,161,875
Contingent consideration (Note 20)	Measured at fair value through profit or loss	Level 2	–	484,048	–	484,048
Debentures (Note 20)	Amortized cost		999,908	2,027,167	986,662	1,948,705
Derivative transactions (Note 31)	Measured at fair value through OCI	Level 2	66,116	54,212	66,116	54,212
Total financial liabilities			19,927,150	20,752,605	19,899,778	20,702,261

e) Capital management

The purpose of the Company’s capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company’s business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the year ended December 31, 2020, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents, short–term investments to secure BNB financing, accounts receivable for credit rights (FIDC) and guarantor of the contingent consideration liability.

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In 2020, there was a favorable decision and conversion into income for the Company of the judicial deposit guaranteeing the contingent consideration liability (Note 9) and, consequently, the amount of the contingent consideration was paid to Vivendi (Note 20).

The Company’s ratio of consolidated debt to shareholders’ equity consists of the following:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	5,762,081	3,393,377
Accounts receivable – FIDC	1,975	—
Loans, financing, debentures, leases and contingent consideration	(13,239,166)	(13,824,673)
Derivative transactions, net	(5,564)	16,030
Short–term investment pledged as collateral	—	13,212
Asset guarantor of contingent consideration	—	484,048
Net debt	7,480,674	9,918,006
Net equity	69,556,764	70,455,578
Net debt-to-equity ratio	10.75%	14.08%

f) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt–related financial instruments.

f.1) Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$3,845 thousand, €14,508 thousand and £66 thousand paid by December 31, 2020 and US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019) to mitigate its foreign exchange risks.

f.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$5,570,106 and R$3,143,209 on December 31, 2020 and 2019, respectively, mostly in short–term CDI–based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

f.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

The Company structures the maturity dates of non-derivative financial contracts (Note 20), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

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The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The following is a summary of the maturity profile of the consolidated financial liabilities, which include principal and future interest rates up to the date of maturity. For fixed rate liabilities, interest was calculated on the basis of the indices established in each contract. For variable rate liabilities, interest was calculated on the basis of the market forecast for each period.

On December 31, 2020	2021	2022	2023	2024	2025	2026 onwards	Total
Trade accounts payable	6,613,004	–	–	–	–	–	6,613,004
Loans and financing	63	48	4	–	–	–	115
Leases	2,262,043	2,270,112	2,118,655	1,551,657	925,972	1,690,339	10,818,778
Debentures	1,062,237	1,021,647	–	–	–	–	2,083,884
Derivative transactions	8,864	–	–	–	–	66,116	74,980
Total	9,946,211	3,291,807	2,118,659	1,551,657	925,972	1,756,455	19,590,761

f.4) Credit Risk

The credit risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre–activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre–activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first–tier financial institutions as per current credit policies of financial counterparts.

f.5) Social and Environmental Risks

The Company’s operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, remedies, adjustment of conduct, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations, in addition to damage to our reputation in the market. The realization of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company’s business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingencies from outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers filing claims against the service provider and Company, requesting inclusion the Company as an assessor, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions or even the recognition of the service provider’s direct link with the Company. The demands that are known to Telefónica are already provided.

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f.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high–risk amounts, based on management’s judgment and following Telefónica corporate program guidelines.

On December 31, 2020, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

f.7) Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of our concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, the main telecommunications industry regulator in the country, regulates, among other things: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and restrictions (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions; interconnection and settlement arrangements; and universal service obligations.

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operate under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. According to the Company operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. If the Company failure to comply with such requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding asymmetric competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures can include regulations intended to rebalance markets in which a market participant has distinct market power over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

With respect to interconnection fees, these are an important part of the Company's revenue and cost bases. Such fees are charged by telecommunications service providers to each other in order to allow interconnected use of each other’s networks. To the extent that changes to the rules governing interconnection fees reduce the amount of fees the Company can receive, or ability to collect such fees, the Company's businesses, financial conditions, revenues, results of operations and prospects could be adversely affected.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or stricter operational and/or service requirements; the granting of operating licenses in our areas; limitations on interconnection fees the Company may charge to other telecommunications service providers; imposition of significant fines or penalties regarding failures to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

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f.8) Compliance

The Company complies with Brazilian anti–corruption laws and regulations where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti–corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti–corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti–corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

f.9) Impacts of the Coronavirus pandemic (COVID-19)

In March 2020, the World Health Organization (“WHO”) declared that the outbreak of Coronavirus (COVID-19) was a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and is causing the weakening of economic conditions, both in Brazil and abroad.

As part of efforts to curb the spread of COVID-19, federal, state and municipal governments at times imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of businesses closings slowdowns. Such restrictions had an adverse impact on the Company and some of its customers and suppliers, had operated during a period with a fraction of their capacities or completely paralyzed their operations, which adversely affected the Company’s sales.

As the events surrounding the COVID-19 pandemic continued to occur during the year of 2020, the Company’s main focus was and will continue to be the health, safety and well–being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous security measures in order to protect its employees, customers and suppliers. These measures include, among others, adhering to social distance protocols, allowing the majority of its employees to work from home, suspending non-essential travel, disinfecting facilities and work spaces extensively and frequently, suspending non-essential visitors and requiring the use of facial masks for employees who need to be present at the Company’s facilities. The Company expects to continue with these security measures and will be able to take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, except for essential companies and services, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company experienced reduced demand and, consequently, has experienced some impacts on business and results. The prolongation of this situation may have a significant adverse effect on the economies and global financial markets, as well as on the Company’s business, results of operations and financial situation.

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The possible effects on the Company’s business will depend on the extent of the COVID-19 pandemic, despite the fact that some vaccines have already been developed in other countries and are being approved in Brazil.

Thus, the Company may not be able to accurately predict the impacts on the business, as it will depend on the evolution of the following factors:

•	The duration and scope of the pandemic.
•	Government, business and individual actions that were and continue to be taken in response to the pandemic.
•	The impact of the pandemic on economic activity and actions taken in response.
•	The time it will take for economic activity to return to previous levels.
•	The effect on the Company’s customers and the demand for its products and services.
•	The Company’s ability to continue selling its products and services, including to those working from home.
•	Ability of the Company’s customers to pay for its products and services; and
•	Any closings of the Company’s facilities and those of its customers and suppliers.
•	Among the main impacts resulting from COVID-19, of note, are:
•	Total closure of retail stores at the end of March 2020, with a gradual reopening. Currently, all stores have returned to activities.
•	The Company offered its customers the possibility of making installments with payments in up to 10 installments, free of fines and interest.
•	The Company prepaid receivables from suppliers in the second and third quarters of 2020, of approximately R$2 billion, as a way of supporting the cash flow of these companies to maintain their productive activities.
•	Under Provisional Measure 936/2020 (MP No. 936), during the months of May to December 2020, the Company’s employees received, directly from the Federal Government, an emergency benefit payment estimated at R$34.5 million.
•	Evaluation of the matrix of provisions for estimated losses to reduce the recoverable value of accounts receivable and inventories; and
•	Under Provisional Measure 952/2020 (MP nº 952), the deadline for payment of the Fistel fee, which was due in March 2020. In August 2020, the Company paid R$416.5MM.

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(32) Additional Information on Cash Flows

a)       Reconciliation of cash flow financing activities

The following is a reconciliation of consolidated cash flow financing activities for the years ended December 31, 2020 and 2019.

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents				Balance on December 31, 2020
	Balance on December 31, 2019	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Costs and expenses incurred	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity
Interim dividends and interest on equity	3,587,417	(5,259,367)	—	—	—	—	5,537,948	3,865,998
Loans and financing	1,045,124	(1,018,674)	(49,675)	28,499	—	370,538	—	375,812
Leases	9,191,151	(2,909,214)	(502,537)	210,836	—	4,828,542	—	10,818,778
Debentures	3,104,350	(1,025,583)	(123,202)	89,011	—	—	—	2,044,576
Derivative financial instruments	(16,030)	15,186	—	6,408	—	—	—	5,564
Contingent Consideration	484,048	(344,217)	(105,678)	6,555	(40,708)	—	—	—
Total	17,396,060	(10,541,869)	(781,092)	341,309	(40,708)	5,199,080	5,537,948	17,110,728

		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2018	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Initial adoption IFRS 16	Interim and unclaimed dividends and interest on equity	Balance on December 31, 2019
Interim dividends and interest on equity	4,172,916	(6,176,842)	—	—	—	—	5,591,343	3,587,417
Loans and financing	2,106,814	(2,070,665)	(129,974)	171,636	967,313	—	—	1,045,124
Leases	393,027	(1,559,165)	(415,496)	350,772	1,803,941	8,618,072	—	9,191,151
Debentures	3,173,910	(66,830)	(201,516)	198,786	—	—	—	3,104,350
Derivative financial instruments	(56,150)	91,543	26,234	(77,657)	—	—	—	(16,030)
Contingent Consideration	465,686	—	—	18,362	—	—	—	484,048
Total	10,256,203	(9,781,959)	(720,752)	661,899	2,771,254	8,618,072	5,591,343	17,396,060

b)       Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

	December 31, 2020	December 31, 2019
Initial adoption IFRS 16 on January 1, 2019	–	8,618,072
Financing transactions with suppliers	370,538	967,313
Acquisition of assets through leases	4,828,542	1,803,941
Total	5,199,080	11,389,326
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(33) Contractual Commitments

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On December 31, 2020, the total nominal values equivalent to the full contract period were:

Year
2021	1,429,424
2022	1,319,222
2023	1,296,793
2024	540,585
2025	388,329
2026 onwards	873,058
Total	5,847,411

(34) OI’s Group Mobile Assets Auction Outcome

On December 14, 2020, the Company, in compliance with and for the purposes of CVM Instruction No. 358/2002, as amended (“ICVM 358”), and subsequently to the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020 and September 7th, 2020, informed its shareholders and the market in general that the offer presented by the Company jointly with TIM S.A. and Claro S.A. (the Company, jointly with TIM S.A. and Claro S.A., the “Purchasers”) was declared the winner of the competitive process for purchase of the mobile business assets – Personal Mobile Service of the Oi Group (“UPI Mobile Assets”), in the auction held on the same date hereof at the 7th Corporate Court of Rio de Janeiro. The Judicial Recovery Court approved the Purchasers’ offer as winner of the bid, after favorable opinion from the Public Prosecution of the State of Rio de Janeiro and the Judicial Administrator.

The total amount was R$16,500,000, of which R$15,744,000 represents the offer base price (“Base Price”) and R$756,000 refers to transitional services to be rendered for up to 12 months by the Oi Group to the Purchasers (“Transitional Services”); besides the compensation for the take–or–pay data transmission Capacity Agreement, of which the current net present value (NPV) corresponds to R$819,000.

Subject to the terms, conditions and payment calendar set forth in the SPE Mobile Assets Share Purchase and Sale Agreement, a draft of which is attached as Exhibit 5.3.9.1 of the Amendment to the Original Plan and Exhibit I to the Notice for judicial assignment of UPI Mobile Assets (“Agreement”), the Base Price and the amount for the Transitional Services shall be paid at the moment of effectiveness of the transaction (“Closing”), that is the date of execution of the Transitional Services agreement. The Data Transmission Capacity Agreement shall also be executed on the Closing date and its payment shall be made according to the terms and conditions thereof.

The Company shall disburse an amount corresponding to 33% of the Base Price and of the Transitional Services, equivalent to approximately R$5,5 billion. With regards to the Capacity Agreement and considering its specific characteristics and the Company’s needs, the total current amount to be disbursed by the Company corresponds to approximately R$179 million or 22% of the agreement’s total Net Present Value (NPV).

Subject to the continuity of the current market conditions and necessary internal approvals, as well as, in light of its robust financial parameters and strong cash flow generation, the Company intends to use its own resources to finance the transaction.

The assets that make up the UPI Mobile Assets shall, pursuant to the Agreement, be segregated by means of a segregation plan and contributed by the Oi Group to three different specific purpose entities (“SPE”), in such a way that the Company shall acquire the totality of the shares of one SPE that will hold the assets to be attributed to the Company pursuant to the aforementioned segregation plan, isolated and independent from the other SPEs.

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The Company is entitled to a selection of assets that shall comprise the UPI Mobile Assets, composed of:

•	Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base), according to Anatel’s data base of April/20. Allocation of customers among Purchasers considered criterion that enhance competition among the Brazilian market operators;
•	Spectrum: 43MHz as a national weighted average based on population (46% of UPI Mobile Assets’ radiofrequencies). Division of frequencies among Purchasers strictly respects the spectrum limits established by ANATEL; and
•	Infrastructure: agreements for the use of 2.7 thousand mobile access sites (corresponding to 19% of UPI Mobile Assets’ total sites).

(35) Subsequent Events

a)       Purchase and Sale Agreement of Shares and Other Covenants between Oi Móvel S.A. and the Company, Tim S.A. and Claro S.A.

On January 29, 2021, the Company, under the terms of CVM Instruction No. 358/2002 (“ICVM 358”), as amended, in accordance to the Material Facts, mentioned in note 34, it informed its shareholders and the market in general that, on January 28, 2021, that the Purchase and Sale Agreement of Shares and Other Covenants (“Agreement”) was executed by and between Oi Móvel SA – In Judicial Recovery, as Seller; the Company, Tim S.A. and Claro S.A., as Buyers and Oi S.A. – In Judicial Recovery and Telemar Norte Leste S.A. – In Judicial Recovery, as intervening parties and guarantors of the Seller’s obligations. The Agreement was executed as a result of the competitive procedure for the sale of the assets of the mobile operation – Grupo Oi’s Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on 12.14.2020 in which the Company and the other buyers were declared winners.

The completion of the acquisition by the Buyers of the UPI Mobile Assets shall take place according to the segregation plan of such assets, so that each of the Buyers will acquire shares of an SPE containing their assets from the UPI Mobile Assets. The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Agreement, such as the prior consent of ANATEL and approval by CADE, as well as, if applicable, the submission to the general shareholders’ meeting of Company, under the terms of article 256 of the Corporations Law, in which case additional information will be disclosed in due course.

This transaction, as of its completion, will bring benefits to the Company’s shareholders through the generation of revenues and efficiencies due to operational synergies, as well as to its customers, as a result of the Company’s commitment to excellence in the quality of the services provided and, finally, to the sector as a whole due to the reinforcement in the capacity to make investments and create technological innovations in a sustainable way, contributing to the digitalization of the country. The acquisition by the Company of a portion of the UPI Mobile Assets represents another important step in the Company’s purpose of digitalize to bring closer.

b)       Interest on equity declared by the Company

At a meeting held on February 12, 2021, calling upon the General Shareholders’ Meeting to be held in 2022, the Board of Directors approved the credit of interest on equity for the fiscal year 2021, under the terms of article 26 of the Company’s Articles of Incorporation, article 9 of Law No. 9249/95 and CVM Ruling No. 683/12, in the gross amount of R$150,000, equivalent to 0.08889560697 per common share, corresponding to a net amount of Withholding Income Tax (IRRF) of R$127,500, equivalent to 0.07556126592 per common share, calculated based on the balance sheet of the January 31, 2021.

The amount of interest on own capital per common share informed above may undergo future adjustments, up to February 26, 2021, as a result of possible acquisitions of shares under the Company's Share Buyback Program.

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Payment thereof will be made up to until July 31, 2022, on a date to be set by the Board of Directors and timely communicated to the market, being paid individually to shareholders, according to the ownership structure contained in the Company's records, through the end of day February 26, 2021.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 12, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director